Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

Dated as of October 12, 2015

among

DENALI HOLDING INC.,

DELL INC.,

UNIVERSAL ACQUISITION CO.

and

EMC CORPORATION

i

INDEX OF DEFINED TERMS

Page
Acceptable Confidentiality Agreement	33
Acquisition Proposal	35
Actions	15
Affiliate	67
Agreement	1
Alternative Acquisition Agreement	35
Alternative Reverse Termination Fee	63
Antitrust Law	40
Applicable Jurisdiction	58
Articles of Merger	2
Available Cash	54
Bankruptcy and Equity Exception	11
Book-Entry Shares	3
Business Day	67
Capitalization Date	8
Cash Consideration	3
Cash on Hand	55
Cash Transfers	53
Certificate	3
Certificate of Merger	2
Change of Recommendation	38
Class V Common Stock	3
Closing	1
Closing Date	1
Code	1
Commercial Paper Debt	67
Commitment Papers	26
Common Equity Financing	26
Common Equity Purchase Agreements	26
Commonly Controlled Entity	18
Company	1
Company Articles	2
Company Benefit Plan	18
Company Bylaws	2
Company Common Stock	2
Company Disclosure Letter	8
Company Equity Awards	9
Company ESPP	9
Company Personnel	67
Company Preferred Stock	8
Company PSU Award	9
Company Recommendation	11
Company Restricted Stock	8
Company RSU Award	9
Company SEC Documents	12
Company Shareholder Approval	23
Company Shareholders’ Meeting	37
Company Stock Option	9
Company Stock Plans	67

Page
Company Tax Opinion	60
Company Tax Opinion Materials	57
Company Termination Fee	62
Company U.S. Benefit Plan	18
Confidentiality Agreement	39
Continuing Employees	46
Contract	11
Credit Facility	67
Debt Commitment Letter	26
Debt Financing	26
Definitive Agreements	47
Dell	1
Dell Financial Statements	27
Dell Obligations	67
DGCL	1
Dissenting Shares	4
DOJ	40
Effective Time	2
Environmental Laws	23
ERISA	18
Exchange Act	12
Exchange Agent	4
Exchange Fund	4
Existing Transfer Restrictions	68
Fee Letter	26
Filed Contracts	68
Financing	26
Financing Sources	68
Foreign Antitrust Laws	40
Form S-4	37
FTC	40
GAAP	12
Governmental Entity	11
Hazardous Materials	68
HSR Act	11
Indemnified Party	44
Infringe	22
Intellectual Property	68
Intended Tax Treatment	56
Investments Liquidation	53
IRS	18
Key Personnel	68
Knowledge	68
Law	11
Leases	21
Liens	8
Losses	44
Margin Loan Financing	68
Marketing Period	68
Marketing Period Commencement Date	53
Material Adverse Effect	70

Page
Material Contracts	15
MBCA	1
Merger	1
Merger Consideration	3
Merger Sub	1
Minimum Parent Cash Period	53
NISPOM	25
No-Shop Period Start Date	33
NYSE	12
Order	11
Outside Date	60
Owned Real Property	21
Parent	1
Parent Cash on Hand	53
Parent Certificate	3
Parent Disclosure Letter	23
Parent Financial Statements	27
Parent Material Adverse Effect	70
Parent Plans	46
Parent Tax Opinion	59
Parent Tax Opinion Materials	57
Per Share Closing Price	42
Permits	17
Permitted Liens	71
person	71
Pivotal	29
Pivotal Class A Common Stock	33
Pivotal Class B Common Stock	33
Pivotal Series A Preferred Stock	33
principal executive officer	71
principal financial officer	71
Proxy Statement	37
Real Property	21
Representatives	71
Required Information	50
Reverse Termination Fee	63
Revolving Credit Facility	71
Rule 144	68
SEC	12
Securities Act	12
Significant Subsidiary	8
Software	71
Solvent	28
SOX	13
Specified Person	63
Stock Consideration	3
Subsidiary	72
Superior Proposal	35
Surviving Corporation	1
Syndication and Offering Materials	51
Target Amount	55

v

Page
Tax	21
Tax Return	21
Tax Sharing Agreement	57
Taxing Authority	21
Transaction Litigation	46
Transfer Restrictions	72
VMware	7
VMware Certificate	32
VMware Class A Common Stock	9
VMware Class B Common Stock	9
VMware Common Stock	9
VMware Intercompany Agreements	72
VMware Plans	18
VMware Promissory Notes	10
VMware SEC Documents	13
WARN Act	18

AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of October 12, 2015, among DENALI HOLDING INC., a Delaware corporation (“Parent”), DELL INC., a Delaware corporation (“Dell”), UNIVERSAL ACQUISITION CO., a Delaware corporation and direct wholly owned subsidiary of Parent (“Merger Sub”), and EMC CORPORATION, a Massachusetts corporation (the “Company”).

WHEREAS, the Board of Directors of the Company has, by unanimous vote of all of the directors, (i) determined that it is in the best interests of the Company and its shareholders, and declared it advisable, for the Company to enter into this Agreement, (ii) adopted this Agreement and approved the execution, delivery and performance of this Agreement by the Company and the consummation of the merger of Merger Sub with and into the Company (the “Merger”) and (iii) resolved to recommend approval of this Agreement by the shareholders of the Company;

WHEREAS, the Board of Directors of Parent has unanimously approved and declared advisable, and the Board of Directors of Merger Sub has unanimously approved and declared advisable, this Agreement and the Merger, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, for U.S. Federal income tax purposes, it is intended that the Merger, together with related transactions, qualifies as an exchange within the meaning of Section 351 of the Internal Revenue Code of 1986, as amended (the “Code”), and the rules and regulations promulgated thereunder; and

WHEREAS, Dell will receive direct benefits from the Merger, including as a result of the expected contribution of the Company to Dell following the Effective Time.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and subject to the conditions set forth herein, the parties hereto agree as follows:

ARTICLE I

THE MERGER

Section 1.01 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Massachusetts Business Corporation Act (the “MBCA”) and the General Corporation Law of the State of Delaware (the “DGCL”), Merger Sub shall be merged with and into the Company at the Effective Time. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).

Section 1.02 Closing. The closing of the Merger (the “Closing”) shall take place at 9:00 a.m., local time, on the third Business Day after satisfaction or (to the extent permitted by applicable Law) waiver of the conditions set forth in ARTICLE VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by applicable Law) waiver of those conditions at the Closing); provided, that, if the Marketing Period has not ended on or prior to the time the Closing would have otherwise been required to occur pursuant to the foregoing, the Closing shall not occur until the earlier to occur of (a) a Business Day during the Marketing Period specified by Parent on no fewer than three Business Days written notice to the Company (it being understood that such date may be conditioned upon the simultaneous completion of Parent’s financing of the transactions contemplated by this Agreement) and (b) the first Business Day following the final day of the Marketing Period (subject in each of the case of the foregoing clauses (a) and (b), to the satisfaction or (to the extent permitted by applicable Law) waiver of all of the conditions set forth in ARTICLE VI for the Closing as of the date determined pursuant to this proviso). Notwithstanding the foregoing, the Closing may be consummated at such other time or date as Parent and the Company may agree to in writing. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”. The Closing shall be held at the offices of Simpson Thacher & Bartlett LLP, 2475 Hanover Street, Palo Alto, California 94304, unless another place is agreed to in writing by Parent and the Company.

Section 1.03 Effective Time. Subject to the provisions of this Agreement, at the Closing, the parties shall cause the Merger to be consummated by filing with the Secretary of State of the Commonwealth of Massachusetts articles of merger (the “Articles of Merger”) and by filing with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”), in each case in such form as required by, and executed and acknowledged by the parties in accordance with, the relevant provisions of the MBCA and DGCL, and shall make all other filings or recordings required under the MBCA and DGCL in connection with the Merger. The Merger shall become effective upon the filing of the Articles of Merger with the Secretary of State of the Commonwealth of Massachusetts and the Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as Parent and the Company shall agree and shall specify in the Articles of Merger and the Certificate of Merger (the time the Merger becomes effective being hereinafter referred to as the “Effective Time”).

Section 1.04 Effects of the Merger. The Merger shall have the effects set forth herein and in the applicable provisions of the MBCA and the DGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 1.05 Articles of Organization and Bylaws.

(a) At the Effective Time, the Restated Articles of Organization of the Company (the “Company Articles”) shall be amended as a result of the Merger so as to read in their entirety as set forth in Exhibit A hereto and, as so amended, shall be the articles of organization of the Surviving Corporation until, subject to Section 5.06(a), thereafter changed or amended as provided therein or by applicable Law.

(b) At the Effective Time, the Amended and Restated Bylaws of the Company (the “Company Bylaws”) shall be amended so as to read in their entirety as set forth in Exhibit B hereto, and, as so amended, shall be the bylaws of the Surviving Corporation until, subject to Section 5.06(a), thereafter changed or amended as provided therein or by applicable Law.

Section 1.06 Directors of the Surviving Corporation. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

Section 1.07 Officers of the Surviving Corporation. The officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

ARTICLE II

EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT

CORPORATIONS; EXCHANGE OF CERTIFICATES

Section 2.01 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of any holder of any shares of the Company’s common stock, par value $0.01 per share (the “Company Common Stock”), or of any shares of capital stock of Parent or Merger Sub:

(a) Capital Stock of Merger Sub. Each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

(b) Parent-Owned Stock. Each share of Company Common Stock that is directly or indirectly owned by Parent or Merger Sub immediately prior to the Effective Time shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c) Stock Owned by Subsidiaries of the Company. Each share of Company Common Stock beneficially owned by a Subsidiary of the Company which is directly or indirectly wholly-owned by the Company shall be converted into and become a number of validly issued, fully paid and nonassessable shares of common stock, par value $0.01 per share, of the Surviving Corporation equal in value to such converted shares of Company Common Stock.

(d) Conversion of Company Common Stock.

(i) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (but excluding (x) shares to be canceled in accordance with Section 2.01(b), (y) shares to be converted in accordance with Section 2.01(c) and (z) any Dissenting Shares) shall be converted into the right to receive (A) a number of shares of validly issued, fully paid and nonassessable shares of common stock, par value, $0.01 per share, designated as Class V Common Stock (the “Class V Common Stock”) of Parent (the “Stock Consideration”) having terms as set forth in the Amended and Restated Certificate of Incorporation of Parent attached as Exhibit C hereto to be filed with the Secretary of State of the State of Delaware and made effective as of immediately prior to the Effective Time (the “Parent Certificate”) equal to the quotient (rounded to the nearest five decimal points) obtained by dividing (I) 222,966,450 by (II) the aggregate number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (including shares issued as a result of vesting of Company Equity Awards and shares contributed to Parent, Merger Sub or any of their Affiliates, in each case as contemplated by Section 5.04) (which aggregate number will be set forth in a certificate of the Company delivered as of immediately prior to the Effective Time) and (B) $24.05 in cash, without interest (the “Cash Consideration” and, together with the Stock Consideration, the “Merger Consideration”). At the Effective Time, all shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Section 2.01(d) shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate (a “Certificate”) or book-entry shares (“Book-Entry Shares”), which immediately prior to the Effective Time represented any such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, any dividends or other distributions payable pursuant to Section 2.02(c) and cash in lieu of any fractional shares payable pursuant to Section 2.02(e), without interest, in each case to be issued or paid in consideration therefor subject to compliance with the procedures set forth in this Section 2.01 upon surrender of such Certificate in accordance with Section 2.02(b), in the case of certificated shares, and immediately, in the case of Book-Entry Shares.

(ii) If between the date of this Agreement and the Effective Time, there is a change in the number of shares of Company Common Stock or securities convertible or exchangeable into or exercisable for shares of Company Common Stock issued and outstanding as a result of a reclassification, stock split (including a reverse split), stock dividend or distribution, recapitalization, merger, subdivision, issuer tender or exchange offer, or other similar transaction, the Cash Consideration shall be appropriately adjusted to reflect such action; provided, however, that nothing in this Section 2.01(d)(ii) shall be construed to permit the Company to take any action that is otherwise prohibited by the terms of this Agreement.

(iii) Notwithstanding anything herein to the contrary, the right of any holder of Company Common Stock to receive the Merger Consideration, any dividends or other distributions payable pursuant to Section 2.02(c) and cash in lieu of any fractional shares payable pursuant to Section 2.02(e) shall, to the extent provided in Section 2.02(j), be subject to and reduced by the amount of any withholding that is required under applicable Tax Law.

(e) Dissenting Shares.

(i) Shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and which are held by holders who have not voted such shares in favor of this Agreement and who are entitled to appraisal rights and have properly exercised such rights in accordance with Part 13 of the MBCA (the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration pursuant to Section 2.01(d), and the holders thereof shall be entitled to only such rights as are granted by, and shall be entitled only to receive such payments for such Dissenting Shares in accordance with, Part 13 of the MBCA; provided, however, that if any such shareholder of the Company shall fail to perfect or shall effectively waive, withdraw or lose such shareholder’s rights under Part 13 of the MBCA or if a court of competent jurisdiction shall otherwise determine that such shareholder is not entitled to the relief provided by Part 13 of the MBCA, such shareholder’s shares of Company Common Stock shall thereupon cease to be Dissenting Shares (including for purposes of Section 2.01(d)(i)), and shall be deemed to have been converted, at the Effective Time into the right to receive the Merger Consideration (payable without any interest thereon) upon surrender of the Certificates or Book-Entry Shares formerly representing such shares of Company Common Stock and related documents, as compensation for such cancellation. At the Effective Time, the Dissenting Shares shall be automatically canceled and shall cease to exist and any holder of Dissenting Shares shall cease to have any rights with respect thereto, except the rights provided in Part 13 of the MBCA and as provided in the previous sentence.

(ii) The Company shall give Parent (A) prompt written notice of any notice received by the Company of intent to demand appraisal or the fair value of any shares of Company Common Stock, withdrawals of such notices or demands and any other instruments or notices served pursuant to the MBCA and (B) if taking place prior to the Effective Time, the opportunity to participate in all negotiations and proceedings with respect to such notices and demands and the exercise of appraisal rights under the MBCA. The Company shall not, except with the prior written consent of Parent, (x) make any payment or other commitment with respect to any such exercise of appraisal rights, (y) offer to settle or settle any such rights or (z) waive any failure to timely deliver a written demand for appraisal or timely take any other action to perfect appraisal rights in accordance with the MBCA.

Section 2.02 Exchange of Certificates; Book-Entry Shares.

(a) Exchange Agent. At or immediately following the Effective Time, Parent shall deposit, or cause the Surviving Corporation to deposit with a bank or trust company designated by Parent and reasonably satisfactory to the Company (the “Exchange Agent”), for the benefit of the holders of Certificates and Book-Entry Shares, book-entry shares (or certificates if requested) representing shares of Class V Common Stock, and cash, in each case in an aggregate amount equal to the number of shares or amount of cash (as applicable) into which such shares of Company Common Stock have been converted pursuant to Section 2.01(d), except that Parent shall not be required to deposit with the Exchange Agent any shares of Class V Common Stock or cash for any shares of Company Common Stock with respect to which the Company has received a notice of an intent to demand payment of the fair value of such shares if the Merger is effectuated pursuant to Section 13.21(a) of the MBCA. In addition, Parent shall deposit with the Exchange Agent, as necessary from time to time at or after the Effective Time, any dividends or other distributions payable pursuant to Section 2.02(c) and cash in lieu of any fractional shares payable pursuant to Section 2.02(e). All shares of Class V Common Stock, cash, dividends and distributions deposited with the Exchange Agent pursuant to this Section 2.02(a) shall hereinafter be referred to as the “Exchange Fund”. The Exchange Agent shall deliver the Class V Common Stock, cash, dividends and distributions contemplated to be issued and delivered pursuant to Section 2.01(d), Section 2.02(c) and Section 2.02(e) out of the Exchange Fund. Except to the extent set forth in Section 2.02(h), the Exchange Fund shall not be used for any other purpose.

(b) Exchange Procedures.

(i) As soon as reasonably practicable after the Effective Time (and in any event within three (3) Business Days following the Effective Time), Parent shall instruct the Exchange Agent to mail to each holder of record of a Certificate representing shares of Company Common Stock that were converted into the right to receive the Merger Consideration, any dividends or other distributions payable pursuant to Section 2.02(c) and cash in lieu of any fractional shares payable pursuant to Section 2.02(e) (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and which shall be in customary form and contain customary provisions) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration, any dividends or other distributions payable pursuant to Section 2.02(c) and cash in lieu of any fractional shares payable pursuant to Section 2.02(e). Each holder of record of one or more Certificates shall, upon surrender to the Exchange Agent of such Certificates, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, be entitled to receive in exchange therefor (i) the amount of cash to which such holder is entitled pursuant to Section 2.01(d), (ii) shares of Class V Common Stock (which shall be in uncertificated book-entry form unless a physical certificate is requested by such holder of record) representing, in the aggregate, the whole number of shares that such holder has the right to receive pursuant to Section 2.01(d) (after taking into account all shares of Company Common Stock held by such holder that were converted into the right to receive the Merger Consideration), (iii) any dividends or distributions payable pursuant to Section 2.02(c) and (iv) cash in lieu of any fractional shares payable pursuant to Section 2.02(e), and the Certificates so surrendered shall forthwith be canceled.

(ii) In the event of a transfer of ownership of a Certificate or Book-Entry Share which is not registered in the transfer records of the Company, payment of the Merger Consideration, any dividends or distributions payable pursuant to Section 2.02(c) and any cash in lieu of any fractional shares payable pursuant to Section 2.02(e) may be made to a person other than the person in whose name the Certificate or Book-Entry Share so surrendered is registered if such Certificate or Book-Entry Share shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment shall pay any transfer or other Taxes required by reason of the transfer or establish to the reasonable satisfaction of Parent that such Taxes have been paid or are not applicable. Until surrendered as contemplated by this Section 2.02(b), each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration, as applicable, any dividends or other distributions payable pursuant to Section 2.02(c) and cash in lieu of any fractional shares payable pursuant to Section 2.02(e). No interest shall be paid or will accrue on any payment to holders of Certificates or Book-Entry Shares pursuant to the provisions of this ARTICLE II.

(iii) Notwithstanding anything to the contrary in this Agreement, any holder of Book-Entry Shares shall not be required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent to receive the Merger Consideration that such holder is entitled to receive pursuant to this ARTICLE II. In lieu thereof, each holder of record of one or more Book-Entry Shares whose shares of Company Common Stock were converted into the right to receive the Merger Consideration shall upon receipt by the Exchange Agent of an “agent’s message” in customary form (or such other evidence, if any, as the Exchange Agent may reasonably request), be entitled to receive, and Parent shall cause the Exchange Agent to pay and deliver as promptly as reasonably practicable after the Effective Time, the Merger Consideration in respect of each such share of Company Common Stock, together with any dividends or other distributions payable pursuant to Section 2.02(c) and cash in lieu of any fractional shares payable pursuant to Section 2.02(e), and the Book-Entry Shares of such holder shall forthwith be cancelled.

(c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to shares of Class V Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Shares with respect to the shares of Class V Common Stock that the holder thereof has the right to receive upon the surrender thereof, and no cash payment in lieu of fractional shares of Class V Common Stock shall be paid to any such holder pursuant to Section 2.02(e), in each case until the holder of such Certificate or Book-Entry Share shall have surrendered such Certificate or Book-Entry Share along with a duly executed letter of transmittal (or upon receipt by the Exchange Agent of an “agent’s message” as contemplated in Section 2.02(b)(iii)) in accordance with this ARTICLE II. Following the surrender of any Certificate or Book-Entry Share along with a duly executed letter of transmittal (or upon receipt by the Exchange Agent of an “agent’s message” as contemplated in Section 2.02(b)(iii)), there shall be paid to the record holder of the certificate representing whole shares of Class V Common Stock issued in exchange therefor, without interest, (A) at the time of such surrender or receipt, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Class V Common Stock and the amount of any cash payable in lieu of a fractional share of Class V Common Stock to which such holder is entitled pursuant to Section 2.02(e) and (B) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender or receipt and a payment date subsequent to such surrender or receipt payable with respect to such whole shares of Class V Common Stock.

(d) No Further Ownership Rights in Company Common Stock. The Merger Consideration, any dividends or other distributions payable pursuant to Section 2.02(c) and cash in lieu of any fractional shares payable pursuant to Section 2.02(e) paid upon the surrender of Certificates (or immediately, in the case of Book-Entry Shares) in accordance with the terms of this ARTICLE II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Certificates or such Book-Entry Shares, subject, however, to the Surviving Corporation’s obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared or made by the Company on the shares of Company Common Stock in accordance with the terms of this Agreement prior to the Effective Time. At the close of business on the day on which the Effective Time occurs, the share transfer books of the Company shall be closed, and there shall be no further registration of transfers on the share transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate or Book-Entry Share is presented to the Surviving Corporation for transfer, it shall be canceled against delivery thereof and exchanged as provided in this ARTICLE II.

(e) No Fractional Shares. No certificates or scrip representing fractional shares or book-entry credit of Class V Common Stock shall be issued upon the surrender for exchange of Certificates or upon the conversion of Book-Entry Shares, no dividends or other distributions of Parent shall relate to such fractional share interests and such fractional share interests shall not entitle the owner thereof to vote or to any rights of a stockholder of Parent. Each holder of Company Common Stock who otherwise would have been entitled to a fraction of a share of Class V Common Stock shall receive in lieu thereof cash (rounded to the nearest cent) equal to the product obtained by multiplying (A) the fractional share interest to which such holder (after taking into account all shares of Company Common Stock formerly represented by all Certificates surrendered by such holder and all Book-Entry Shares formerly held by such holder that are converted into the right to receive the Merger Consideration) would otherwise be entitled by (B) the average closing price of a share of VMware Class A Common Stock over the ten (10) trading day period prior to the Effective Time (as such closing price is reported on the NYSE Composite Transaction Tape (as reported by Bloomberg Financial Markets or such other source as Parent may determine)).

(f) Termination of the Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Company Common Stock for six months after the Effective Time shall be delivered to Parent, upon demand, and any holders of Company Common Stock who have not theretofore complied with this ARTICLE II shall thereafter look only to Parent for, and, subject to Section 2.02(g), Parent shall remain liable for, payment of their claim for the Merger Consideration, any dividends or other distributions payable pursuant to Section 2.02(c) and cash in lieu of any fractional shares payable pursuant to Section 2.02(e) in accordance with this ARTICLE II.

(g) No Liability. None of Parent, Merger Sub, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any person in respect of any shares of Class V Common Stock, cash, dividends or other distributions from the Exchange Fund properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate shall not have been surrendered prior to four years after the Effective Time (or immediately prior to such earlier date on which any Merger Consideration (and any dividends or other distributions payable with respect thereto pursuant to Section 2.02(c) and cash in lieu of any fractional shares payable with respect thereto pursuant to Section 2.02(e)) would otherwise escheat to or become the property of any Governmental Entity), any such shares (and any dividends or other distributions payable with respect thereto pursuant to Section 2.02(c) and cash in lieu of any fractional shares payable with respect thereto pursuant to Section 2.02(e)) shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any person previously entitled thereto.

(h) Investment of Exchange Fund. The Exchange Agent shall invest the cash included in the Exchange Fund as directed by Parent; provided, that any investment of cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated A-1 or P-1 or better by Moody’s Investors Service Inc. or Standard & Poor’s Corporation, respectively, or in deposit accounts, certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such banks that are then publicly available). Any interest and other income resulting from such investments shall be paid to and be income of Parent. If for any reason (including losses) the cash in the Exchange Fund shall be insufficient to fully satisfy all of the payment obligations to be made in cash by the Exchange Agent hereunder, Parent shall promptly deposit cash into the Exchange Fund in an amount which is equal to the deficiency in the amount of cash required to fully satisfy such cash payment obligations.

(i) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond in such reasonable amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall deliver in exchange for such lost, stolen or destroyed Certificate the Merger Consideration, any dividends or other distributions payable pursuant to Section 2.02(c) and cash in lieu of any fractional shares payable pursuant to Section 2.02(e), in each case pursuant to this ARTICLE II.

(j) Withholding Rights. Parent, the Surviving Corporation, the Exchange Agent and any other applicable withholding agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as Parent, the Surviving Corporation or the Exchange Agent determine are required to be deducted and withheld with respect to the making of such payment under the Code, the Treasury Regulations thereunder, or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld and paid over to the appropriate Taxing Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the recipient in respect of which such deduction and withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

Section 3.01 Representations and Warranties of the Company. Except as disclosed in the Company SEC Documents and the VMware SEC Documents filed with or furnished to the SEC by the Company or VMware, Inc., a Delaware corporation (“VMware”), since January 1, 2014 and publicly available prior to the date of this Agreement (provided, that nothing disclosed in such Company SEC Documents or VMware SEC Documents shall be deemed to be a qualification or modification to the representations and warranties set forth in Section 3.01(c), Section 3.01(d), the first sentence of Section 3.01(i) or Section 3.01(v)), but excluding any forward looking disclosures set forth in any risk factor section, any disclosures in any section relating to forward looking statements and any other disclosures included therein to the extent they are predictive or forward-looking in nature, and except as set forth in the disclosure letter delivered by the Company to Parent concurrently with the execution of this Agreement (the “Company Disclosure Letter”) (with specific reference to the particular Section or subsection of this Agreement to which the information set forth in such disclosure letter relates (and deemed reference to such items or matters disclosed in other sections or subsections of the Company Disclosure Letter (other than Section 3.01(c), Section 3.01(d), the first sentence of Section 3.01(i) or Section 3.01(v)) to the extent the relevance of such items or matters to the referenced Section or subsection of this Agreement is readily apparent on the face of such disclosure)), the Company represents and warrants to Parent and Merger Sub as follows:

(a) Organization, Standing and Corporate Power. The Company and each of its Subsidiaries has been duly organized, and is validly existing and in good standing (with respect to jurisdictions that recognize that concept) under the Laws of the jurisdiction of its incorporation or formation, as the case may be, and has all requisite power and authority necessary to enable it to use its corporate or other name and to own, lease or otherwise hold and operate its properties, rights and other assets and to carry on its business as currently conducted, except where the failure to be so organized, existing and in good standing, or to have such power and authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. The Company and each of its Subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize that concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties, rights or other assets makes such qualification, licensing or good standing necessary, except where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. The Company has made available to Parent, prior to the date of this Agreement, complete and accurate copies of the Company Articles and the Company Bylaws and the comparable organizational documents of each Significant Subsidiary (as such term is defined in Rule 12b-2 under the Exchange Act) (a “Significant Subsidiary”) of the Company, in each case as amended to the date hereof. The Company Articles and the Company Bylaws so delivered are in full force and effect and the Company is not in violation of the Company Articles or Company Bylaws.

(b) Subsidiaries. Section 3.01(b) of the Company Disclosure Letter lists, as of the date hereof, (i) each Significant Subsidiary of the Company (including its jurisdiction of incorporation or formation) and (ii) each other Subsidiary of the Company. All of the outstanding capital stock of, or other equity interests in, each Significant Subsidiary of the Company (other than VMware and its Subsidiaries) are directly or indirectly owned by the Company. All the issued and outstanding shares of capital stock of, or other equity interests in, each such Significant Subsidiary owned by the Company (x) have been validly issued and are fully paid and nonassessable, (y) except as would not reasonably be expected to be adverse to the Company in any material respect, are owned directly or indirectly by the Company free and clear of any pledges, liens, charges, encumbrances, adverse claims or security interests of any kind or nature whatsoever (collectively, “Liens”) (other than Liens for current Taxes not yet due and payable or for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves, in accordance with GAAP, have been established, and any restrictions on transfer imposed by applicable securities Laws), and (z) are owned directly or indirectly by the Company free of any material restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity interests.

(c) Capital Structure; Indebtedness. The authorized capital stock of the Company consists of 6,000,000,000 shares of Company Common Stock and 25,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”).

(i) At the close of business on October 9, 2015 (the “Capitalization Date”), 1,939,730,246 shares of Company Common Stock were issued and outstanding;

(ii) At the Capitalization Date, there were (A) 386,162 shares of Company Common Stock subject to vesting or other forfeiture conditions or repurchase by the Company (such shares, the “Company Restricted Stock”) issued and outstanding under Company Stock Plans, (B) 29,245,241 shares of

Company Common Stock subject to outstanding options under Company Stock Plans to purchase shares of Company Common Stock (each, a “Company Stock Option”), with a weighted average exercise price of $12.95, (C) 43,877,501 shares of Company Common Stock underlying restricted stock units issued under Company Stock Plans (each, a “Company RSU Award”), (D) 12,107,368 shares of Company Common Stock underlying performance stock units (assuming target performance) issued under Company Stock Plans (each, a “Company PSU Award”), and (E) 17,301,984 shares of Company Common Stock reserved for issuance under the Company’s Amended and Restated 1989 Employee Stock Purchase Plan (the “Company ESPP”). All outstanding shares of Company Common Stock are, and all such shares issued upon exercise of Company Stock Options or in settlement of Company RSU Awards or Company PSU Awards will be when issued, duly authorized, validly issued, fully paid and nonassessable, and are not or will not be, as applicable, subject to, and were not or will not be, as applicable, issued in violation of, any preemptive or similar right, purchase option, call or right of first refusal or similar right (other than any right of repurchase by the Company pursuant to the terms of the applicable Company Stock Plans or as set forth in any equity award agreement entered into pursuant thereto);

(iii) As of the date of this Agreement, no shares of Company Preferred Stock were issued or outstanding;

(iv) As of the date of this Agreement, no shares of Company Common Stock were held by any direct or indirect wholly-owned Subsidiary of the Company;

(v) As of the date of this Agreement, the Company is (A) the record or beneficial owner of 43,025,308 shares of Class A Common Stock, par value $0.01 per share, of VMware (the “VMware Class A Common Stock”) and (B) the record and beneficial owner of 300,000,000 shares of Class B Common Stock, par value $0.01 per share, of VMware (the “VMware Class B Common Stock” and, together with the VMware Class A Common Stock, the “VMware Common Stock”) representing 100% of the issued and outstanding VMware Class B Common Stock, and holds good and valid title to such VMware Common Stock, free and clear of all Liens (other than Liens for current Taxes not yet due and payable or for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves, in accordance with GAAP, have been established, and any restrictions on transfer imposed by applicable securities Laws, including the Existing Transfer Restrictions) and (ii) no Subsidiary of the Company is the record or beneficial owner of any shares of VMware Common Stock. The VMware Common Stock owned by the Company (w) is not subject to any Transfer Restrictions other than Existing Transfer Restrictions, (x) is not subject to any shareholder’s agreement, investor rights agreement or other similar agreement or any voting restriction, (y) 326,500,000 shares are held by the Company in certificated form subject to restrictive legends, and (z) 16,525,308 shares are held by the Company beneficially through brokers;

(vi) As of the date of this Agreement, except as set forth above in this Section 3.01(c) and except for changes since October 6, 2015 resulting from the issuance of shares of Company Common Stock under the Company Stock Plans pursuant to the Company Stock Options, Company Restricted Stock, Company RSU Awards and Company PSU Awards (collectively, the “Company Equity Awards”) that were issued and outstanding on the Capitalization Date and purchase rights under the Company ESPP set forth above in this Section 3.01(c) or as expressly permitted by Section 4.01(a), (x) there are not issued, reserved for issuance or outstanding (A) any shares of capital stock or other voting securities or equity interests of the Company, (B) any securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or equity interests of the Company or any Subsidiary of the Company, (C) any warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or any obligation of the Company or any of its Subsidiaries to issue, any capital stock, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or voting securities of the Company or any Subsidiary of the Company or (D) any stock appreciation rights, “phantom” stock rights, performance units, rights to receive shares of Company Common Stock on a deferred basis or other rights that are linked to the value of Company Common Stock and (y) there are not any outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities. There is not, and has not been, any Company policy or practice to grant, Company Equity Awards prior to, or otherwise coordinate the grant of such awards with, the release or other public announcement of material information regarding the Company or any of its Subsidiaries or any of their financial results or prospects. There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of the Company may vote. Other than agreements, proxies or understandings solely between any wholly-owned Subsidiary of the Company and the Company and/or any other wholly-owned Subsidiary of the Company, neither the Company nor any of its Subsidiaries is a party to any voting Contract with respect to the voting of any of its securities;

(vii) As of the date of this Agreement, there is an aggregate of $26,836,941 of accrued dividends payable upon the vesting of Company Restricted Stock, Company RSU Awards and Company PSUs Awards, in each case which are not vested as of the date hereof;

(viii) Section 3.01(c)(viii) of the Company Disclosure Letter sets forth a true and complete list, as of the date hereof, of (A) each outstanding Company Stock Option, including the number of shares of Company Common Stock issuable upon exercise of such Company Stock Option, the exercise price with respect thereto, the applicable grant date thereof and the applicable Company Stock Plan governing such Company Option, (B) each outstanding Company RSU Award, including the number of shares of Company Common Stock underlying such Company RSU Award, the applicable grant date thereof and the applicable Company Stock Plan governing such Company RSU Award, (C) each outstanding Company PSU Award, including the target and maximum number of shares of Company Common Stock underlying such Company PSU Award, the applicable grant date thereof and the applicable Company Stock Plan governing such Company PSU Award, and (D) each award of Company Restricted Stock, including the number of shares of Company Restricted Stock subject to such award, the applicable grant date thereof and the applicable Company Stock Plan governing such award of Company Restricted Stock;

(ix) Section 3.01(c)(ix) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a schedule showing the principal amount of outstanding indebtedness for borrowed money of the Company and its Subsidiaries, other than VMware and its Subsidiaries (for the avoidance of doubt, excluding (A) any amounts owed by the Company or any of its Subsidiaries to the Company or any other Subsidiary of the Company and (B) any letters of credit (to the extent undrawn), capital leases, operating leases or similar obligations); and

(x) As of the date of this Agreement, there is an aggregate principal amount of $1,500,000,000 owed by VMware to the Company pursuant to promissory notes issued pursuant to the Note Exchange Agreement, dated as of January 21, 2014, between the Company and VMware (the “VMware Promissory Notes”), and the Company holds good and valid title to the VMware Promissory Notes, free and clear of all Liens (other than Liens for current Taxes not yet due and payable or for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves, in accordance with GAAP, have been established, and any restrictions on transfer imposed by applicable securities Laws).

(d) Authority.

(i) The Company has all requisite corporate power and authority to execute and deliver this Agreement and, subject to receipt of the Company Shareholder Approval, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement (other than the receipt of the Company Shareholder Approval). This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of the other parties hereto, constitutes a valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization and similar Laws affecting the rights of creditors generally and the availability of equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at law) (the “Bankruptcy and Equity Exception”).

(ii) The Board of Directors of the Company, at a duly held meeting has, by unanimous vote of all of the directors, (i) determined that it is in the best interests of the Company and its shareholders, and declared it advisable, to enter into this Agreement, (ii) adopted this Agreement and approved the execution, delivery and performance of this Agreement and the consummation of the Merger, (iii) directed that the Company submit the approval of this Agreement to a vote at a meeting of the shareholders of the Company in accordance with the terms of this Agreement and (iv) subject to Section 4.02, resolved to recommend that the shareholders of the Company approve this Agreement (the “Company Recommendation”) at the Company Shareholders’ Meeting.

(e) Noncontravention. Subject to receipt of the Company Shareholder Approval and the governmental consents and other matters referred to in the following sentence, the execution and delivery of this Agreement by the Company do not, and the consummation by the Company of the Merger and the other transactions contemplated by this Agreement and compliance by the Company with the provisions of this Agreement will not, (i) conflict with, or result in any violation of the Company Articles or the Company Bylaws or the comparable organizational documents of any of the Company’s Significant Subsidiaries, (ii) result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, modification, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon any of the properties, rights or assets of the Company or any of its Subsidiaries pursuant to any loan or credit agreement, bond, debenture, note, mortgage, indenture, lease, supply agreement, license agreement, distribution agreement or other contract, agreement, or legally binding obligation, commitment or instrument (each, including all amendments thereto, a “Contract”), binding upon the Company or any of its Subsidiaries or to which any of their respective properties, rights or assets are subject or (iii) result in any violation or breach of, or default (with or without notice or lapse of time, or both) under any (A) statute, law, ordinance, rule or regulation (domestic or foreign) issued, promulgated or entered into by or with any Governmental Entity (each, a “Law”) applicable to the Company, or any of its Subsidiaries or any of its properties, rights or assets or (B) order, writ, injunction, decree, judgment, decision, award, settlement or stipulation issued, promulgated or entered into by or with any Governmental Entity (each, an “Order”) or Permit applicable to the Company or any of its Subsidiaries or their respective properties, rights or assets, other than, in the case of clauses (ii) and (iii), any such conflicts, violations, breaches, defaults, rights of termination, modification, cancellation or acceleration, losses or Liens that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect. No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any international, national, regional, state, local or other government, any court, administrative, regulatory or other governmental agency, commission or authority or any organized securities exchange (each, a “Governmental Entity”) is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation of the Merger or the other transactions contemplated by this Agreement, except for (1) (A) the filing of a premerger notification and report form by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”) and the expiration or termination of the waiting period required thereunder, and (B) filings with respect to, and the receipt, termination or expiration, as applicable, of approvals or waiting periods as may be required under any other applicable Antitrust Law, (2) compliance with the applicable requirements of the

Securities Act of 1933, as amended (including all rules and regulations promulgated thereunder, the “Securities Act”), the Securities Exchange Act of 1934, as amended (including the rules and regulations promulgated thereunder, the “Exchange Act”), other applicable foreign securities laws, and state securities, takeover and “blue sky” laws, as may be required in connection with this Agreement and the transactions contemplated hereby, (3) the filing of the Articles of Merger with the Secretary of State of the Commonwealth of Massachusetts and the filing of the Certificate of Merger with the Secretary of State of Delaware, (4) any filings with and approvals of the New York Stock Exchange, Inc. (the “NYSE”) and (5) such other consents, approvals, orders, authorizations, actions, registrations, declarations and filings the failure of which to be obtained or made, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

(f) Company SEC Documents.

(i) The Company has timely filed or furnished all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) with the Securities and Exchange Commission (the “SEC”) required to be filed or furnished by the Company under the Exchange Act since January 1, 2014 (such documents, together with any documents filed or furnished since January 1, 2014 by the Company to the SEC on a voluntary basis on Current Reports on Form 8-K, the “Company SEC Documents”). Each of the Company SEC Documents, as of the time of its filing or, if applicable, as of the time of its most recent amendment, complied in all material respects with, to the extent in effect at such time, the requirements of the Securities Act and the Exchange Act applicable to such Company SEC Document, and none of the Company SEC Documents when filed or, if amended, as of the date of such most recent amendment, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the consolidated financial statements (including the related notes) of the Company included in the Company SEC Documents (or incorporated therein by reference) were prepared in all material respects in accordance with generally accepted accounting principles in the United States (“GAAP”) (except, in the case of unaudited financial statements, as permitted by the rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited financial statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto). Except as disclosed, reflected or reserved against in the consolidated balance sheet of the Company and its Subsidiaries as of June 30, 2015, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether absolute, accrued, known or unknown, contingent or otherwise) that would be required by GAAP to be reflected on a consolidated balance sheet (or the notes thereto) of the Company and its Subsidiaries as of June 30, 2015, nor, to the Knowledge of the Company, does any basis exist therefor, other than (A) liabilities or obligations incurred since June 30, 2015 in the ordinary course of business consistent with past practice, (B) liabilities or obligations incurred pursuant to Contracts entered into after the date hereof not in violation of this Agreement, (C) liabilities or obligations incurred in connection with this Agreement or any of the transactions contemplated hereby or (D) liabilities or obligations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K of the SEC)), in each case, where the result, purpose or intended effect of such Contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s consolidated financial statements or other Company SEC Documents. Except for VMware, none of the Subsidiaries of the Company are, or have at any time since January 1, 2015 been, subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

(ii) The Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act), as required by Rules 13a-15(a) and 15d-15(a) of the Exchange Act, are reasonably designed to ensure that (x) material information required to be disclosed by the Company in the reports and other documents that it files or furnishes pursuant to the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and (y) all such material information is accumulated and communicated to the Company’s principal executive officer and its principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (including the rules and regulations promulgated thereunder, “SOX”). Except for those matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect, the principal executive officer and the principal financial officer of the Company have disclosed, based on their most recent evaluation of the Company’s internal controls over financial reporting prior to the date hereof, to the Company’s auditors and the audit committee of the Company’s Board of Directors (or persons performing the equivalent functions): (A) any significant deficiencies and material weaknesses in the Company’s internal controls over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and (B) any fraud, whether or not material, that involves management of the Company or other employees of the Company who have a significant role in the Company’s internal controls over financial reporting.

(iii) Since January 1, 2014 through the date hereof, neither the Company nor any of its Subsidiaries (other than VMware and its Subsidiaries) has received any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls.

(iv) Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the Company SEC Documents, and the statements contained in such certifications are true and accurate. Neither the Company nor any of its Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX.

(v) To the Knowledge of the Company, as of the date hereof, none of the Company or any of its Subsidiaries (other than VMware and its Subsidiaries) or the Company SEC Documents is the subject of ongoing SEC review, outstanding SEC comment or outstanding SEC investigation.

(g) VMware SEC Documents.

(i) VMware has timely filed or furnished all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) with the SEC required to be filed or furnished by VMware under the Exchange Act since January 1, 2014 (such documents, together with any documents filed or furnished since January 1, 2014 by VMware to the SEC on a voluntary basis on Current Reports on Form 8-K, the “VMware SEC Documents”). Each of the VMware SEC Documents, as of the time of its filing or, if applicable, as of the time of its most recent amendment, complied in all material respects with, to the extent in effect at such time, the requirements of the Securities Act and the Exchange Act applicable to such VMware SEC Document, and none of the VMware SEC Documents when filed or, if amended, as of the date of such most recent amendment, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the consolidated financial statements (including the related notes) of VMware included in the VMware SEC Documents (or incorporated therein by reference) were prepared in all material respects in accordance with GAAP (except, in the case of unaudited financial statements, as permitted by the rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly presented in all material respects the consolidated financial position of VMware and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited financial statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto). Except as disclosed, reflected or reserved against in the consolidated balance sheet of VMware and its Subsidiaries as of June 30, 2015, neither VMware nor any of its Subsidiaries has any liabilities or obligations of any nature (whether absolute, accrued, known or unknown, contingent or otherwise) that would be required by GAAP to be reflected on a consolidated balance sheet (or the notes thereto) of VMware and its Subsidiaries as of June 30, 2015, nor, to the Knowledge of the Company, does any basis exist therefor, other than (A) liabilities or obligations incurred since June 30, 2015 in the ordinary course of business consistent with past practice, (B) liabilities or obligations incurred pursuant to Contracts entered into after the date hereof not in violation of this Agreement, (C) liabilities or obligations incurred in connection with this Agreement or any of the transactions contemplated hereby or (D) liabilities or obligations that, individually or in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect. Neither VMware nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement (including any Contract or arrangement relating to any transaction or relationship between or among VMware and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K of the SEC)), in each case where the result, purpose or intended effect of such Contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, VMware or any of its Subsidiaries in VMware’s consolidated financial statements or other VMware SEC Documents. None of the Subsidiaries of VMware are, or have at any time since January 1, 2015 been, subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

(ii) VMware’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act), as required by Rules 13a-15(a) and 15d-15(a) of the Exchange Act, are reasonably designed to ensure that (x) material information required to be disclosed by VMware in the reports and other documents that it files or furnishes pursuant to the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and (y) all such material information is accumulated and communicated to VMware’s principal executive officer and its principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of SOX. Except for those matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect, the principal executive officer and the principal financial officer of VMware have disclosed, based on their most recent evaluation of VMware’s internal controls over financial reporting prior to the date hereof, to VMware’s auditors and the audit committee of VMware’s Board of Directors (or persons performing the equivalent functions): (A) any significant deficiencies and material weaknesses in VMware’s internal controls over financial reporting which are reasonably likely to adversely affect VMware’s ability to record, process, summarize and report financial information; and (B) any fraud, whether or not material, that involves management of VMware or other employees of VMware who have a significant role in VMware’s internal controls over financial reporting.

(iii) Each of the principal executive officer of VMware and the principal financial officer of VMware (or each former principal executive officer of VMware and each former principal financial officer of VMware, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the VMware SEC Documents, and the statements contained in such certifications are true and accurate.

(h) Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company specifically for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented, and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading or (ii) the Proxy Statement will, at the date it is first mailed to the shareholders of the Company, at any time it is amended or supplemented and at the time of the Company Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied, or required to be supplied, by or on behalf of Parent, Dell, Merger Sub or any of their Affiliates specifically for inclusion or incorporation by reference in the Form S-4 or Proxy Statement. The Proxy Statement will, with respect to information regarding the Company, comply as to form in all material respects with the requirements of the Exchange Act.

(i) Absence of Certain Changes or Events. Since January 1, 2015 through the date of this Agreement, there shall not have been any event, development, circumstance, change, effect or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have, a Material Adverse Effect. Since June 30, 2015 through the date of this Agreement, (x) except in connection with this Agreement and the transactions contemplated hereby, the Company and its Subsidiaries (other than VMware and its Subsidiaries) have conducted their respective businesses in all material respects in the ordinary course consistent with past practice and (y) there has not been any action taken or committed to be taken by the Company or any Subsidiary of the Company which, if taken following entry by the Company into this Agreement, would have required the consent of Parent pursuant to Section 4.01(a)(i), (iii), (viii), (xiii), (xi) or (xvi), Section 4.01(b) or Section 4.01(c).

(j) Litigation. There are no civil, criminal or administrative actions, suits, claims, hearings, proceedings, arbitrations, mediations, audits or investigations from, by or before any arbitrator, court, tribunal or other Governmental Entity (“Actions”) pending or, to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries or any of their respective properties, rights or assets or any of the officers or directors of the Company, except for any such Actions (i) not seeking material injunctive relief or other material specific performance against the Company or its Subsidiaries or (ii) for which the amount claimed against or sought from the Company or its Subsidiaries is less than $10,000,000. Neither the Company nor any of its Subsidiaries nor any of their respective properties, rights or assets is subject to any Order, except for those that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

(k) Material Contracts.

(i) Except for this Agreement, the Filed Contracts, the VMware Intercompany Agreements and the Contracts disclosed on Section 3.01(k)(i) of the Company Disclosure Letter (the Contracts set forth in such section of the Company Disclosure Letter, the Filed Contracts and the VMware Intercompany Agreements collectively, the “Material Contracts”), none of the Company or any of its Subsidiaries (other than VMware and its Subsidiaries) is, as of the date of this Agreement, a party to or otherwise bound by:

(A) Any Contract that (I) relates to third-party indebtedness for borrowed money or any third party financial guaranty, in each case, in excess of $25,000,000 (other than letters of credit and guarantees of payment, performance and other obligations by the Company or its Subsidiaries to vendors, suppliers or customers entered into in the ordinary course of business), (II) grants a Lien, other than a Permitted Lien, on any property or asset of the Company or its Subsidiaries that is material to the Company and its Subsidiaries, taken as a whole, (III) restricts the granting of Liens on any property or asset of the Company or its Subsidiaries that is material to the Company and its Subsidiaries, taken as a whole or (IV) restricts payment of dividends or any distributions in respect of the equity interests of the Company or any of its Subsidiaries;

(B) Any Contract that contains a right of first refusal, first offer or first negotiation with respect to any asset owned by the Company or its Subsidiaries that is material to the Company and its Subsidiaries, taken as a whole;

(C) Any Contract (I) containing covenants that place a restriction on the right of the Company or any of its Subsidiaries, (A) in a material manner, to compete or transact in any business or with any person in any geographic area, which business or geographic area is material to the Company and its Subsidiaries, taken as a whole, (B) to acquire any product or other asset or service that is material to the Company and its Subsidiaries, taken as a whole, from any other person, or (C) to develop, sell, supply, distribute or service any product or technology or other asset that is material to the Company and its Subsidiaries, taken as a whole, to or for any other person or (II) that grants material and exclusive rights to license, market, sell or deliver any product or service of the Company or any of its Subsidiaries or that contains any “most favored nation” or similar provisions in favor of the other party that would reasonably be expected to involve payments by or to the Company or any of its Subsidiaries in excess of $150,000,000 per annum;

(D) any Contract pursuant to which (I) the Company or a Subsidiary of the Company exclusively licenses in or out, or obtains or grants exclusive rights to use, Intellectual Property that is material to the Company and its Subsidiaries, taken as a whole, in each case outside of the ordinary course of business; (II) the Company or a Subsidiary of the Company grants licenses or cross-licenses to use or otherwise exploit all or substantially all of the patents of the Company and its Subsidiaries; (III) the Company or a Subsidiary of the Company grants portfolio-wide licenses or cross-licenses that would, upon consummation of the Merger, require Parent or any of its Affiliates (other than the Company and its Subsidiaries) to grant any third party a portfolio-wide license or covenant not to sue with respect to all or substantially all of the Intellectual Property of Parent and its Affiliates; or (IV) the Company or a Subsidiary of the Company is a member of or is bound by an industry standards body that requires the Company or any such Subsidiary to grant to any third party a license or covenant not to sue with respect to all or substantially all of the material Intellectual Property of the Company and its Subsidiaries;

(E) Any Contract that provides for the establishment or governance of a partnership or joint venture with any other person (other than the Company or any of its Subsidiaries), which partnership or joint venture is material to the Company and its Subsidiaries, taken as a whole;

(F) Any Contract relating to the acquisition or disposition of any business or any assets (whether by merger, sale of stock or assets or otherwise) other than this Agreement pursuant to which the Company or any of its Subsidiaries has any continuing and unpaid “earn-out” or similar contingent payment obligations, in each case in an amount in excess of $50,000,000;

(G) any Contract between or among the Company and its Subsidiaries (other than VMware and its Subsidiaries), on the one hand, and VMware and its Subsidiaries, on the other hand, (I) for which there are outstanding obligations on the part of the Company and its Subsidiaries or VMware and its Subsidiaries with a value in excess of $75,000,000 or (II) for which the termination thereof would be materially adverse to either the Company and its Subsidiaries (other than VMware and its Subsidiaries), taken as a whole, or VMware and its Subsidiaries, taken as a whole;

(H) Any Contract (other than Contracts of the type described in subclauses (A) through (G) above) that involves aggregate payments by or to the Company or any of its Subsidiaries in excess of $250,000,000 per annum, other than purchase or sales orders or other Contracts entered into in the ordinary course of business consistent with past practice or that are terminable or cancelable without material penalty to the Company or any of its Subsidiaries on 90 days’ notice or less.

(ii) True and complete copies of each of the Material Contracts, as amended through the date hereof, have been made available to Parent prior to the date hereof. Each such Material Contract is valid and in full force and effect and enforceable against the Company or Subsidiary of the Company that is a party thereto and, to the Knowledge of the Company, each other party thereto, in accordance with its respective terms, subject to the Bankruptcy and Equity Exception, except to the extent that (A) they have previously expired in accordance with their terms, been terminated in accordance with their terms by the counterparty thereto (other than for a breach by the Company or any of its Subsidiaries) or been terminated by the Company or any of its Subsidiaries that is a party thereto not in violation of the terms of this Agreement or (B) the failure to be in full force and effect, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries, nor, to the Company’s Knowledge, any counterparty to any Material Contract, has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both, would constitute a default under the provisions of any Material Contract, except in each case for those violations and defaults which, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

(l) Compliance with Laws; Permits.

(i) Except for those matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect:

(A) each of the Company and its Subsidiaries is and has been since January 1, 2014 in compliance with all Laws (including those related to data privacy and security) and Orders applicable to it, its properties, rights or assets or its business or operations;

(B) the Company and each of its Subsidiaries has in effect all approvals, authorizations, certificates, filings, franchises, licenses, exemptions, notices and permits of or with any Governmental Entity (collectively, “Permits”), necessary for it to own, lease or operate its properties and other assets and to carry on its business and operations as currently conducted and as were conducted through the most recently completed fiscal year, and neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Entity threatening to revoke, not renew, or modify on terms more burdensome than currently applicable any such Permit; and

(C) there has occurred no default under, or violation of, any such Permit.

(ii) Since January 1, 2014, none of the Company, any of its Subsidiaries or, to the Knowledge of the Company, any of its or their respective directors, executives, officers, representatives, agents or employees has: (A) used or is using any corporate funds for any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal; (B) used or is using any corporate funds for any direct or indirect illegal payments to any foreign or domestic governmental officials or employees; (C) violated or is violating any provision of the United States Foreign Corrupt Practices Act of 1977, the UK Bribery Act 2010 or the Corruption of Foreign Public Officials Act (Canada) or any Law of similar effect (but, in each case, only to the extent such Law is applicable to the foregoing persons); (D) established or maintained, or is maintaining, any illegal fund of corporate monies or other properties; or (E) made any bribe, illegal rebate, illegal payoff, influence payment, kickback or other illegal payment of any nature.

(iii) The Company and each of its Subsidiaries are, and have at all times since January 1, 2014, been in compliance in all material respects with applicable United States and foreign export control laws and regulations, including: the United States Export Administration Act and implementing Export Administration Regulations, the Arms Export Control Act and implementing International Traffic in Arms Regulations and the various economic sanctions laws administered by the Office of Foreign Assets Control of the U.S. Treasury Department. Without limiting the foregoing, to the Knowledge of the Company, there are no material pending or threatened claims or investigations by any Governmental Entity of potential violations against the Company or any of its Subsidiaries with respect to export activity or export licenses.

(m) Labor Relations and Other Employment Matters. No labor union has been recognized or certified as the representative of any employees of the Company or any of its Subsidiaries for purposes of collective bargaining, and none of the Company or any of its Subsidiaries is a party to any collective bargaining agreement with any labor organization or other representative of any employee of the Company or any of its Subsidiaries, nor is any such agreement being negotiated by the Company or any of its Subsidiaries as of the date hereof. To the Company’s Knowledge there is no labor union organizing activity ongoing among the employees of the Company or any of its Subsidiaries. As of the date hereof, there are no strikes, work stoppages, material slowdowns, lockouts or similar material labor disputes pending or, to the Company’s Knowledge, threatened in writing against the Company or any of its Subsidiaries. Except as has not had and would not reasonably be expected to have individually or in the aggregate, a Material Adverse Effect, (a) there are no Actions, charges or complaints pending against the Company or any of its Subsidiaries which arise out of labor and employment, and (b) the Company and each of its Subsidiaries is in material compliance with all applicable Laws relating to employment matters, including the payment of wages for all time worked, the payment of overtime, the engagement of individuals as contractors, plant closing and mass layoff notice requirements under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder or any similar state or local Law (collectively, the “WARN Act”), and the provision of meal, rest and other breaks.

(n) Employee Benefits and ERISA Compliance.

(i) Section 3.01(n)(i) of the Company Disclosure Letter contains a complete and accurate list of each material Company Benefit Plan covering employees in the United States or to which employees in the United States are parties. For the purposes of this Agreement, a “Company Benefit Plan” means an “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and all material employment, individual consulting, employee loan, bonus, pension, retirement, profit sharing, deferred compensation, incentive compensation, equity-based compensation, paid time off, fringe benefit, vacation, severance, retention, change in control, and all other material employee benefit plans, programs, policies or arrangements sponsored, maintained, contributed to or required to be maintained or contributed to by the Company or any of its Subsidiaries or any other person or entity that, together with the Company, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code (each, a “Commonly Controlled Entity”) (exclusive of any such plan, program, policy or arrangement that is either (i) mandated by and maintained solely pursuant to applicable Law or (ii) maintained or contributed to solely by VMware or a Subsidiary of VMware (collectively, the “VMware Plans”)), in each case providing benefits to any Company Personnel or under which the Company or any of its Subsidiaries or Commonly Controlled Entities otherwise have any material obligations or liabilities. Not later than 60 days after the date of this Agreement, the Company shall make available to Parent each material Company Benefit Plan covering employees outside of the United States or to which employees outside of the United States are parties.

(ii) The Company has made available to Parent current, complete and accurate copies of (A) each material Company Benefit Plan maintained primarily for the benefit of individuals regularly employed in the United States (each a “Company U.S. Benefit Plan”), (B) the most recent (1) annual report on Form 5500 required to be filed with the Internal Revenue Service (the “IRS”) or any other

Governmental Entity with respect to each material Company U.S. Benefit Plan (if any such report was required) and all schedules and attachments thereto, (2) audited financial statements, and (3) actuarial valuation reports, (C) the most recent summary plan description and summary of material modifications for each material Company U.S. Benefit Plan for which such summary plan description is required, (D) each trust agreement and insurance or group annuity agreement relating to any material Company U.S. Benefit Plan and (E) the most recent IRS determination letter, in each of clauses (A)-(D), to the extent applicable.

(iii) Each Company Benefit Plan (i) has been administered in accordance with its terms, and (ii) if so required under applicable Laws, is funded or book reserved, as appropriate, except as, in each case, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. The Company and its Subsidiaries (with respect to each Company Benefit Plan) and each Company Benefit Plan, are in compliance in all respects with the applicable provisions of ERISA, the Code, and all other applicable Laws, except, in each case, for noncompliance that, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect.

(iv) Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect, all Company U.S. Benefit Plans intended to be qualified within the meaning of Section 401(a) of the Code have received favorable determination letters from the IRS, to the effect that such Company U.S. Benefit Plans are so qualified and exempt from federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code, and no event has occurred since the date of the most recent determination letter relating to any such Company U.S. Benefit Plan that would reasonably be expected to adversely affect the qualification of such Company U.S. Benefit Plan.

(v) None of the Company, any of its Subsidiaries or any Commonly Controlled Entity has, within the past six years, sponsored, maintained, contributed to or been required to maintain or contribute to, or has any liability under, any Company Benefit Plan that is (i) subject to Section 302 or Title IV of ERISA or Section 412 of the Code or is otherwise a defined benefit plan (as defined in Section 4001 of ERISA) or (ii) a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA).

(vi) The Company has no liability for providing health, medical or life insurance or other welfare benefits after retirement or other termination of employment (other than for continuation coverage required under Section 4980(B)(f) of the Code or other similar applicable Laws), except for any liabilities that would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(vii) With respect to any Company Benefit Plan, (A) no actions, suits or claims (other than routine claims for benefits in the ordinary course of business) are, to the Knowledge of the Company, pending or threatened relating to or otherwise in connection with such Company Benefit Plan and (B) to the Knowledge of the Company, no administrative investigations, audits or other administrative proceedings by the Department of Labor, the Pension Benefit Guaranty Corporation, the IRS or other Governmental Entity is pending, or threatened that, in each of clauses (A) and (B), are or would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(viii) With respect to each Company Benefit Plan, except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect, (A) there has not occurred any prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) and (B) there has not occurred a reportable event (as such term is defined in Section 4043(c) of ERISA).

(ix) Except as provided in Section 5.04, none of the execution and delivery of this Agreement, the obtaining of the Company Shareholder Approval or the consummation of the Merger or any other transaction contemplated by this Agreement (whether alone or in conjunction with any other event, including as a result of any termination of employment on or following the Effective Time) will (A) entitle any Company Personnel to severance or termination pay, (B) accelerate the time of payment or vesting, or trigger any payment or funding (through a grantor trust or otherwise) of, compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any Company Benefit Plan or (C) result in any breach or violation of, or a default under, any Company Benefit Plan.

(x) Each Company Benefit Plan or Contract that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in material compliance with Section 409A of the Code and applicable guidance thereunder, including the final regulations promulgated with respect thereto and no Company Benefit Plan, arrangement or other Contract provides a gross-up or other indemnification for any Taxes that may be imposed for failure to comply with the requirements of Section 409A of the Code.

(xi) To the Knowledge of the Company, each of the VMware Plans has been maintained in material compliance with applicable Law.

(o) No Parachute Gross Up. No Company Personnel is entitled to receive any additional payment from the Company or any of its Subsidiaries or the Surviving Corporation by reason of the excise Tax required by Section 4999(a) of the Code being imposed on such person by reason of the transactions contemplated by this Agreement.

(p) Taxes.

(i) Except as has not, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(A) The Company and each of its Subsidiaries have (1) timely filed with the appropriate Taxing Authority all Tax Returns required to be filed by them (giving effect to all extensions), and all such Tax Returns are true, correct and complete and (2) timely paid all Taxes required to have been paid by them or have established on the Company’s consolidated financial statements adequate reserves, in accordance with GAAP, for such Taxes.

(B) There are no liens for Taxes upon any property or assets of the Company or any of its Subsidiaries, except for liens for Taxes not yet due or for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves, in accordance with GAAP, have been established.

(C) No Tax claims, audits, assessments or other proceedings are pending with regard to any Taxes or Tax Returns of the Company or any of its Subsidiaries, and none of the Company or any of its Subsidiaries has received a written notice of any pending or proposed claims, audits, assessments or proceedings with respect to Taxes.

(D) None of the Company or any of its Subsidiaries is potentially liable for Taxes of another person pursuant to Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign Law) by virtue of having been a member of a consolidated, combined, unitary or affiliated group for Tax purposes (other than as a result of having been a member of the consolidated group in which it is currently a member), as a transferee or successor, by contract, or otherwise.

(E) No claim has been made in writing by any Taxing Authority in a jurisdiction where the Company and its Subsidiaries do not file Tax Returns that any such entity is, or may be, subject to taxation by that jurisdiction.

(F) None of the Company or any of its Subsidiaries has engaged in any “listed transaction” within the meaning of Section 1.6011-4(b)(2) of the Treasury Regulations.

(G) Neither the Company nor any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date hereof that was purported or intended to be governed by Section 355 of the Code.

(H) Each of the Company and its Subsidiaries has withheld and paid all Taxes required to be withheld and paid over under applicable Law; such withheld Taxes were either timely paid to the appropriate Taxing Authority or set aside in accounts for such purpose and were reported to the appropriate Taxing Authority and to each third-party recipient, as required under Law.

(ii) As used in this Agreement, (1) “Tax” means all taxes, charges, fees, levies or other assessments, including income, gross receipts, excise, real and personal property, profits, estimated, severance, occupation, production, capital gains, capital stock, goods and services, environmental, employment, withholding, stamp, value-added, alternative or add-on minimum, sales, transfer, use, license, payroll and franchise taxes or any other kind of tax, customs, duty or governmental fee, or other like assessment or charge, and such term shall include any interest, penalties, fines, related liabilities or additions to tax attributable to such taxes, charges, fines, levies or other assessments; (2) “Taxing Authority” means any federal, state, local or foreign government, any subdivision, agency, commission or authority thereof, or any quasi-governmental body exercising Tax regulatory authority; and (3) “Tax Return” means any report, return, document, declaration or other information or filing required to be filed with a Taxing Authority with respect to Taxes (whether or not a payment is required to be made with respect to such filing), including any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information and any amendments thereto.

(iii) As of the date of this Agreement, neither the Company nor any of its Subsidiaries has taken or agreed to take any action, and to the Knowledge of Company there are no facts, agreements, plans or other circumstances, that would reasonably be expected to prevent or impede the Merger, taken together with related transactions, from qualifying as an exchange described in Section 351 of the Code.

(q) Title to Properties.

(i) Section 3.01(q)(i) of the Company Disclosure Letter sets forth a true and complete list of all real property owned by the Company and its Subsidiaries (other than VMware and its Subsidiaries) in fee simple as of the date hereof that is material to the Company and its Subsidiaries, taken as a whole, (together with real property owned by VMware and its Subsidiaries that is material to the Company and its Subsidiaries, taken as a whole, the “Owned Real Property”) identifying the address thereof.

(ii) Section 3.01(q)(ii) of the Company Disclosure Letter sets forth a true and complete list as of the date hereof of all material leases or subleases of real property (the “Leases”) under which the Company or any of its Subsidiaries (other than VMware and its Subsidiaries) uses or occupies or has the right to use or occupy, now or in the future, any real property in excess of 150,000 square feet (such property, together with the Owned Real Property, and any material leases or subleases of real property under which VMware and its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, any real property in excess of 150,000 square feet, the “Real Property”) identifying the address thereof. True, correct and complete copies of the Leases have been delivered or made available to Parent prior to the date hereof.

(iii) Except for those matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect, and except with respect to such property or assets that have been disposed of in the ordinary course of business, the Company or one or more of its Subsidiaries has good, valid and marketable title to, or valid leasehold or sublease interests or other comparable contract rights in or relating to (x) the Real Property and (y) the other tangible assets necessary for the conduct of the business of the Company and its Subsidiaries, taken as a whole, as currently conducted, in each case, free and clear of all Liens (other than Permitted Liens). The Company and each of its Subsidiaries has complied with the terms of all Leases, and all Leases are in full force and effect and enforceable in accordance with their terms against the Company or Subsidiary of the Company that is a party thereto and, to the Knowledge of the Company, the counterparties thereto, subject to the Bankruptcy and Equity Exception, except to the extent that (A) they have expired in accordance with their terms, been terminated in accordance with their terms by the counterparty thereto (other than for a breach by the Company or any of its Subsidiaries) or been terminated by the Company or any of its Subsidiaries that is a party thereto not in violation of the terms of this Agreement, or (B) such failure to comply or be in full force and effect or enforceable that individually or in the aggregate has not had and would not reasonably be expected to have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received or provided any written notice of any event or occurrence that has resulted or would reasonably be likely to result (with or without the giving of notice, the lapse of time or both) in a default with respect to any Lease, which defaults individually or in the aggregate have had or would reasonably be expected to have a Material Adverse Effect.

(r) Intellectual Property.

(i) Each material Intellectual Property registration or application owned or purported to be owned by the Company or any Subsidiary of the Company (other than VMware and its Subsidiaries) as of the date hereof is subsisting and unexpired, has not been abandoned or canceled and, to the Knowledge of the Company, is valid and enforceable.

(ii) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect: (A) the Company and its Subsidiaries exclusively own or have the right or a valid and enforceable license to use all Intellectual Property used in the operation of their businesses as currently conducted, free and clear of all Liens other than Permitted Liens; (B) no Actions or Orders are pending or, to the Knowledge of the Company, threatened in writing (including cease and desist letters or invitations to obtain a license) against the Company or its Subsidiaries with regard to any Intellectual Property; (C) the operation of the businesses of the Company and its Subsidiaries as currently conducted does not infringe, misappropriate or violate (“Infringe”) the Intellectual Property of any other person and, to the Knowledge of the Company, as of the date hereof, no person is Infringing the Company’s or any of its Subsidiaries’ Intellectual Property; (D) the Company and its Subsidiaries take commercially reasonable actions to protect their Intellectual Property (including trade secrets); (E) no material Software owned by the Company or any Subsidiary of the Company is derived from and modifies or adapts any Software subject to an “open source” or similar license that requires the licensing, offer or provision of the source code of the applicable material Software to others on “open source” or similar terms with respect to applicable material Software that is licensed, distributed or conveyed to others; and (F) the Company and its Subsidiaries take commercially reasonable actions to maintain and protect the integrity, security and operation of their material information technology networks and systems, and, to the Knowledge of the Company, since January 1, 2014 through the date of this Agreement, there have been no material breaches, violations, or unauthorized access of same.

(s) Affiliated Transactions. Since January 1, 2014 through the date of this Agreement, there have been no transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries on the one hand, and the Affiliates of the Company on the other hand, that would be required to be disclosed under Item 404 under Regulation S-K under the Securities Act and that have not been so disclosed in the Company SEC Documents or the VMware SEC Documents.

(t) Insurance. Except for those matters that individually or in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect, all insurance policies maintained by the Company and its Subsidiaries, including fire and casualty, general liability, product liability, business interruption, directors and officers and other professional liability policies, are in full force and effect and provide insurance in such amounts and against such risks as the management of the Company reasonably has determined to be prudent in accordance with industry practices or as is required by Law. Neither the Company nor any of its Subsidiaries is

in breach or default, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or lapse of time or both, would constitute a breach or default, or permit a termination or modification of any of the insurance policies of the Company and its Subsidiaries, except for such breaches or defaults or terminations or modifications that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Material Adverse Effect.

(u) Certain Environmental Matters. Except for those matters that individually or in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect: (i) neither the Company nor any of its Subsidiaries has, in a manner that could give rise to liability under applicable Laws, released any Hazardous Materials in, on, under, from or affecting any properties or facilities currently or formerly owned, leased or operated by the Company or any of its Subsidiaries and, to the Knowledge of the Company, (A) Hazardous Materials are not otherwise present at or affecting any such properties or facilities, or at any other location, that could reasonably be expected to result in liability to or otherwise adversely affect the Company or any of its Subsidiaries, and (B) there is no reasonable basis for any claim against it or any of its Subsidiaries, or any liability or obligation of it or any of its Subsidiaries, under any Laws related to protection of human health and safety or the environment or natural resources (“Environmental Laws”), or regarding Hazardous Materials; and (ii) neither the Company nor any of its Subsidiaries has retained or assumed, either contractually or, to the Knowledge of the Company, by operation of Law, any liabilities or obligations that could reasonably be expected to form the basis of any claim under any Environmental Laws or regarding any Hazardous Materials against the Company or any of its Subsidiaries.

(v) Voting Requirements. The affirmative vote of holders of a majority in voting power of the outstanding shares of Company Common Stock, voting together as a single class (the “Company Shareholder Approval”), at the Company Shareholders’ Meeting or any adjournment or postponement thereof is the only vote of the holders of any class or series of capital stock of the Company necessary to approve this Agreement and approve the Merger and the other transactions contemplated by this Agreement.

(w) State Takeover Laws. The Board of Directors of the Company has taken all action necessary and appropriate to render Chapters 110C, 110D and 110F of the Massachusetts General Laws inapplicable to this Agreement, the Merger and the other transactions contemplated hereby.

(x) Brokers and Other Advisors. No broker, investment banker, financial advisor or other person (other than Morgan Stanley & Co. LLC and Evercore Group L.L.C.) is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. The Company has delivered to Parent complete and accurate copies of all Contracts under which any such fees or expenses are payable and all indemnification and other Contracts related to the engagement of the persons to whom such fees are payable.

(y) Opinion of Financial Advisors. The Board of Directors of the Company has received the opinion of Morgan Stanley & Co. LLC to the effect that, as of the date of such opinion, and based upon and subject to the various matters, limitations, qualifications and assumptions set forth therein, the Merger Consideration to be received by the holders of shares of Company Common Stock pursuant to this Agreement is fair, from a financial point of view, to such holders. The Board of Directors of the Company has received the opinion of Evercore Group L.L.C. to the effect that, as of the date of such opinion, and based upon and subject to the various matters, limitations, qualifications and assumptions set forth therein, the Merger Consideration is fair, from a financial point of view, to the holders of shares of Company Common Stock entitled to receive such Merger Consideration.

Section 3.02 Representations and Warranties of Parent, Dell and Merger Sub. Except as set forth in the disclosure letter delivered by Parent to the Company concurrently with the execution of this Agreement (the “Parent Disclosure Letter”) (with specific reference to the particular Section or subsection of this Agreement to which the information set forth in such disclosure letter relates (and deemed reference to such items or matters disclosed in other sections or subsections of the Parent Disclosure Letter (other than Section 3.02(h)) to the extent the relevance of such items or matters to the referenced Section or subsection of this Agreement is readily apparent on the face of such disclosure)), Parent, Dell and Merger Sub represent and warrant to the Company as follows:

(a) Organization, Standing and Corporate Power. Each of Parent, Dell and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated and has all requisite corporate power and authority necessary to enable it to use its corporate or other name and to own, lease or otherwise hold and operate its properties, rights and other assets and to carry on its business as currently conducted, except where the failure to be so organized, existing and in good standing, or to have such power and authority, individually or in the aggregate, has not had and would not reasonably be expected to have a material adverse effect on the ability of Parent, Dell or Merger Sub to perform its obligations under this Agreement. Each of Parent, Dell and Merger Sub is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize that concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties, rights or other assets makes such qualification, licensing or good standing necessary, except where the failure to be so qualified, licensed or in good standing individually or in the aggregate has not had and would not reasonably be expected to have a material adverse effect on the ability of Parent, Dell or Merger Sub to perform its obligations under this Agreement. The Certificate of Incorporation and Bylaws of Parent, Dell and Merger Sub are in full force and effect. Parent, Dell and Merger Sub are not in violation of the Certificate of Incorporation and Bylaws of Parent, Dell or Merger Sub.

(b) Authority. Each of Parent, Merger Sub and Dell has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent, Dell and Merger Sub and the consummation by Parent, Dell and Merger Sub of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Parent, Dell and Merger Sub and no other corporate proceedings on the part of Parent, Dell or Merger Sub are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement (other than the adoption of this Agreement by Parent, in its capacity as sole stockholder of Merger Sub). This Agreement has been duly executed and delivered by Parent, Dell and Merger Sub and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes a valid and legally binding obligation of Parent, Dell and Merger Sub, as applicable, enforceable against Parent, Dell and Merger Sub, as applicable, in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(c) Noncontravention. Subject to the adoption of this Agreement by Parent as the sole stockholder of Merger Sub and the receipt of the governmental consents and other matters referred to in the following sentence, the execution and delivery of this Agreement by Parent, Dell and Merger Sub do not, and the consummation by Parent, Dell and Merger Sub of the Merger and the other transactions contemplated by this Agreement and compliance by Parent, Dell and Merger Sub with the provisions of this Agreement will not, (i) conflict with, or result in any violation of the Certificate of Incorporation or Bylaws of Parent, Dell or Merger Sub or the comparable organizational documents of any other Subsidiary of Parent, Dell or Merger Sub, (ii) result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, modification, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon any of the properties, rights or assets of Parent, Dell or Merger Sub or any of their Subsidiaries pursuant to any Contract binding upon Parent, Dell or Merger Sub or any of their respective Subsidiaries or to which any of their respective properties, rights or assets are subject or (iii) result in any violation or breach of, or default (with or without notice or lapse of time, or both) under any (A) Law applicable to Parent, Dell, Merger Sub or any of their respective Subsidiaries or any of their respective properties, rights or assets or (B) Order or Permit applicable to Parent, Dell or Merger Sub or any of their respective Subsidiaries or any of their respective properties, rights or assets, other than, in the case of clauses (ii) and (iii), any such conflicts, violations, breaches, defaults, rights of termination, modification, cancellation or acceleration, losses or Liens that individually or in the aggregate have not had and would not reasonably be expected to have a material adverse effect on the ability of Parent, Dell or Merger Sub to perform its obligations under this Agreement. No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Parent, Dell or Merger Sub or any of their respective

Subsidiaries in connection with the execution and delivery of this Agreement by Parent, Dell and Merger Sub or the consummation by Parent, Dell and Merger Sub of the Merger or the other transactions contemplated by this Agreement, except for (1) (A) the filing of a premerger notification and report form by Parent under the HSR Act and the expiration or termination of the waiting period required thereunder and (B) filings with respect to, and the receipt, termination or expiration, as applicable, of approvals or waiting periods as may be required under any other applicable Antitrust Law, (2) the filing with the SEC of (Y) the Form S-4 and (Z) such reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (3) any filings with and approvals of the NYSE or NASDAQ, (4) any filings required pursuant to applicable foreign securities laws and state securities, takeover and “blue sky” laws, as may be required in connection with this Agreement and the transactions contemplated hereby, (5) the filing of the Articles of Merger with the Secretary of State of the Commonwealth of Massachusetts and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (6) the filing of the Parent Certificate with the Secretary of State of the State of Delaware and (7) such other consents, approvals, orders, authorizations, actions, registrations, declarations and filings the failure of which to be obtained or made individually or in the aggregate has not had and would not reasonably be expected to have a material adverse effect on the ability of Parent, Dell or Merger Sub to perform its obligations under this Agreement.

(d) CFIUS and DSS. The consummation of the transactions contemplated by this Agreement will not result in the transfer of control of the Company to a “foreign person” pursuant to 31 C.F.R. Part 800.216 and will not constitute a “covered transaction” pursuant to 31 C.F.R. Part 800.207. The transactions contemplated by this Agreement will not cause the Company to be considered under Foreign Ownership, Control or Influence within the meaning of Chapter 2, Section 3 of the National Industrial Security Program Operating Manual, DoD 5220.22-M (the “NISPOM”).

(e) Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent, Dell or Merger Sub specifically for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, or (ii) the Proxy Statement will, at the date it is first mailed to the shareholders of the Company, at any time it is amended or supplemented, and at the time of the Company Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent, Dell or Merger Sub with respect to statements made or incorporated by reference therein based on information supplied, or required to be supplied, by or on behalf of the Company specifically for inclusion or incorporation by reference in the Form S-4 or Proxy Statement. The Form S-4 and the Proxy Statement will, with respect to information regarding Parent, comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act, respectively.

(f) Litigation. Except for Transaction Litigation to the extent Parent, Dell or Merger Sub is a defendant therein, there are no Actions pending or, to the Knowledge of Parent, threatened, against Parent, Dell or Merger Sub or any of their respective Subsidiaries or any of their respective properties, rights or assets or any of the officers or directors of Parent, in their capacities as officers or directors of Parent, except, in each case, for those that, individually or in the aggregate, have not had, and would not reasonably be expected to have a material adverse effect on the ability of Parent, Dell or Merger Sub to perform its obligations under this Agreement. Except with respect to Transaction Litigation to the extent Parent, Dell or Merger Sub is a defendant therein, none of Parent, Dell, Merger Sub or any of their respective Subsidiaries or any of their respective properties, rights or assets is subject to any Order, except for those that, individually or in the aggregate, have not had, and would not reasonably be expected to have a material adverse effect on the ability of Parent, Dell or Merger Sub to perform its obligations under this Agreement.

(g) Financing. Parent has delivered to the Company a complete and accurate copy of (i) executed common stock purchase agreements, dated the date hereof (the “Common Equity Purchase Agreements”), from each of Michael S. Dell, Susan Lieberman Dell Separate Property Trust, MSDC Denali Investors, L.P., MSDC Denali EIV, LLC, Silver Lake Partners III, L.P. and Silver Lake Partners IV, L.P., pursuant to which each of the foregoing lenders, respectively, has committed, subject to the terms and conditions thereof, to provide the common equity financing set forth in the applicable Common Equity Purchase Agreement (the “Common Equity Financing”), and (ii) an executed commitment letter (including all exhibits, schedules, annexes and amendments thereto in effect as of the date of this Agreement, and each fee letter (each, a “Fee Letter”) associated therewith which Fee Letter has been redacted in a customary manner solely with respect to fee amounts, yield or interest rate caps, original issue discount amounts and “flex” and “securities demand” terms and other similar economic terms that are confidential and do not adversely affect the enforceability, availability or conditionality of or the aggregate amount of net proceeds available under the Debt Financing), dated the date hereof (the “Debt Commitment Letter” and, together with the Common Equity Purchase Agreements the “Commitment Papers”) from Credit Suisse AG, Cayman Islands Branch, Credit Suisse Securities (USA) LLC, JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Bank PLC, Citigroup Global Markets Inc., Goldman Sachs Bank USA, Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Royal Bank of Canada and RBC Capital Markets, pursuant to which each of such persons has committed, subject to the terms and conditions thereof, to provide the debt financing set forth therein (the “Debt Financing” and, together with the Common Equity Financing, the “Financing”). As of the date of this Agreement, (i) the Commitment Papers have not been amended, restated or otherwise modified or waived in any respect, (ii) the respective commitments contained in the Commitment Papers have not been terminated, withdrawn, modified, repudiated or rescinded in any respect and no such amendment, restatement, modification, waiver, withdrawal, repudiation or rescission is contemplated (other than any such amendment, restatement or modification to add Financing Sources, lead arrangers, bookrunners, syndication agents or similar entities who have not executed the Debt Commitment Letter as of the date hereof), and (iii) except as expressly set forth in the Commitment Papers, there are no side letters or Contracts or understandings related to the funding or investing, as applicable, of the full amount of the Financing (or any portion thereof). As of the date of this Agreement, the Commitment Papers are in full force and effect and constitute the valid and legally binding obligation of each of Parent and, to the Knowledge of Parent, the other parties thereto, enforceable in accordance with their respective terms, subject to the Bankruptcy and Equity Exception. As of the date of this Agreement, there are no conditions precedent or other contingencies to the funding of the full amount of the Financing (or any portion thereof) other than as expressly set forth in the Commitment Papers. Assuming the satisfaction of the conditions set forth in Section 6.01 and Section 6.02, the net proceeds of the Common Equity Financing and the Debt Financing, together with (A) Parent’s and Dell’s available cash on hand and the proceeds of loans available under existing revolving credit facilities of Parent and Dell, in each case, to the extent permitted to be used without restriction, for the purpose of financing the transactions contemplated by this Agreement on the Closing Date, and (B) the Target Amount of Cash on Hand to be made available by the Company at the Effective Time, will, in the aggregate, be sufficient for the satisfaction of all of Parent’s obligations under this Agreement, including the payment of any amounts required to be paid pursuant to Article II, the repayment, redemption, discharge or refinancing of any indebtedness required by the Debt Commitment Letter, and the payment of all fees and expenses incurred in connection with the transactions contemplated by this Agreement, including the Financing, and required to be paid on or prior to the date of the Closing. As of the date of this Agreement, assuming the satisfaction of the conditions set forth in Section 6.01 and Section 6.02, no event has occurred or circumstance exists which would constitute a breach or default (or an event which with notice or lapse of time or both would constitute a default), in each case, on the part of Parent or, to the Knowledge of Parent, any other party to the Commitment Papers, under the Commitment Papers or would otherwise result in any portion of the Financing not being available. As of the date of this Agreement, assuming the satisfaction of the conditions set forth in Section 6.01 and Section 6.02, Parent has no reason to believe that it will be unable to satisfy, on a timely basis, any term or condition to be satisfied by it or its Subsidiaries contained in the Commitment Papers or that the full amounts committed pursuant to each of the Commitment Papers will not be available on or before the date of the Closing. Parent has fully paid all fees required to be paid on or prior to the date of this Agreement pursuant to the Debt Commitment Letter, and there are no fees required to be paid pursuant to the Common Equity Purchase Agreements. Dell and its Subsidiaries have available cash on hand and available borrowing capacity under existing revolving credit facilities in an aggregate amount no less than the amount of the Reverse Termination Fee, in each case, available without restriction for the purpose of paying (A) in full the Reverse Termination Fee if and when due and payable in accordance with this Agreement or (B) if the Alternative Reverse Termination Fee is payable in lieu of the Reverse Termination Fee, available without restriction for the purpose of paying a portion of the Alternative Reverse Termination Fee no less than the amount of the Reverse Termination Fee (provided that the foregoing representation as to Dell’s available cash on hand and borrowing capacity shall not impair the Company’s rights to seek payment in full of the Alternative Reverse Termination Fee, if and when due and payable in accordance with this Agreement).

(h) Class V Common Stock. Except for shares of Class V Common Stock contemplated to be issued pursuant to this Agreement or as set forth on Section 3.02(h) of the Parent Disclosure Letter, (x) there are not issued, reserved for issuance or outstanding (A) any shares of Class V Common Stock, (B) any securities of Parent or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of Class V Common Stock, (C) any warrants, calls, options or other rights to acquire from Parent or any of its Subsidiaries, or any obligation of Parent or any of its Subsidiaries to issue, any shares of Class V Common Stock or securities convertible into or exchangeable or exercisable for shares of Class V Common Stock or (D) any stock appreciation rights, “phantom” stock rights, performance units, rights to receive shares of Class V Common Stock on a deferred basis or other rights that are linked to the value of Class V Common Stock and (y) there are not any outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Class V Common Stock or to issue, deliver or sell, or cause to be issued, delivered or sold, any such shares of Class V Common Stock. All shares of Class V Common Stock, when issued hereunder, will be duly authorized, validly issued, fully paid and nonassessable, and will not be subject to or issued in violation of any preemptive or similar right, purchase option, call or right of first refusal or similar right and will be issued free and clear of Liens (other than Liens for current Taxes not yet due and payable or for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves, in accordance with GAAP, have been established, and any restrictions on transfer imposed by applicable securities Laws).

(i) Financial Statements. Prior to the date of this Agreement, Parent has provided to the Company true and correct copies of (i) the audited consolidated financial statements of Parent (including the balance sheet, and statements of operations and cash flows) as of and for the period ended January 30, 2015, (ii) the unaudited consolidated financial statements of Parent (including the balance sheet, and statements of operations and cash flows) as of and for the period ended July 31, 2015, (iii) the audited consolidated financial statements of Dell (including the balance sheet, and statements of operations and cash flows) as of and for the period ended January 30, 2015, (iv) the unaudited consolidated financial statements of Dell (including the balance sheet, and statements of operations and cash flows) as of and for the period ended July 31, 2015 (the statements set forth in clauses (i) and (ii), the “Parent Financial Statements” and the statements set forth in clauses (iii) and (iv), the “Dell Financial Statements”). The Parent Financial Statements and the Dell Financial Statements were prepared in all material respects in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly presented in all material respects the consolidated financial position of Parent and its Subsidiaries or Dell and its Subsidiaries, as applicable, as of the dates thereof and the results of their operations and cash flows for the periods then ended (subject, in the case of unaudited financial statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto). Except as disclosed, reflected or reserved against in the balance sheet of Parent and its Subsidiaries as of July 31, 2015, neither Parent nor any of its Subsidiaries has any liabilities or obligations of any nature (whether absolute, accrued, known or unknown, contingent or otherwise) that would be required by GAAP to be reflected on a consolidated balance sheet (or the notes thereto) of Parent and its Subsidiaries as of July 31, 2015, nor, to the Knowledge of Parent, does any basis exist therefor, other than (A) liabilities or obligations incurred since July 31, 2015 in the ordinary course of business consistent with past practice, (B) liabilities or obligations incurred pursuant to Contracts entered into after the date hereof not in violation of this Agreement, (C) liabilities or obligations incurred in connection with this Agreement or any of the transactions contemplated hereby or (D) liabilities or obligations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(j) Brokers and Other Advisors. No broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent, Dell or Merger Sub that would be required to be paid by the Company or any of its Subsidiaries prior to the Closing or that will be allocated to the shares of Class V Common Stock. None of Parent, Dell, Merger Sub or any of their respective Affiliates has entered into any Contract, arrangement or understanding with any person (i) awarding any person any financial advisory role on an exclusive basis that would prevent such person from acting as financial advisor in connection with an Acquisition Proposal or (ii) solely with respect to the Financing Sources for the Debt Financing, prohibiting or seeking to prohibit such person from providing or seeking to provide financing to any person in connection with an Acquisition Proposal.

(k) Prior Activity; Capitalization of Merger Sub. Merger Sub is newly formed and has not conducted any business prior to the date of this Agreement, nor has Merger Sub, prior to the Effective Time, had assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement. As of the date hereof, the authorized capital stock of Merger Sub consists of 1000 shares of common stock, par value $0.01 per share, ten (10) shares of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is directly owned by Parent. Merger Sub has no outstanding options, warrants, rights, or any other agreement pursuant to which any person other than Parent may directly or indirectly acquire any equity security of Merger Sub.

(l) Solvency. None of Parent, Dell or Merger Sub is entering into this Agreement with the actual intent to hinder, delay or defraud either present or future creditors of the Surviving Corporation. Assuming (i) the accuracy in all material respects of the representations and warranties of the Company contained in Section 3.01 and in any certificate delivered pursuant to the terms hereof, (ii) the performance in all material respects by the Company of its obligations hereunder, (iii) the Company’s and VMware’s financial statements (including the related notes) included in the Company SEC Documents or the VMware SEC Documents fairly presented in all material respects the consolidated financial condition of the Company and its Subsidiaries or of VMware and its Subsidiaries (as applicable) as of the end of the period covered thereby and the consolidated results of operations of the Company and its Subsidiaries or of VMware and its Subsidiaries (as applicable) for the periods covered thereby (subject, in the case of unaudited financial statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto), (iv) any estimates, projections or forecasts of the Company and its Subsidiaries delivered by the Company and its Subsidiaries have been prepared in good faith based upon assumptions that were and continue to be reasonable and (v) the satisfaction of the conditions to Parent’s obligations to consummate the transactions contemplated by this Agreement, Parent and the Company will, immediately after giving effect to the transactions contemplated by this Agreement (including the Financing and the payment of any amounts required to be paid pursuant to ARTICLE II, the repayment, redemption, discharge or refinancing of any indebtedness required as a result of consummation of the Merger, and the payment of all fees and expenses incurred in connection with the transactions contemplated by this Agreement, including the Financing), be Solvent. “Solvent” means that, as of any date of determination and with respect to any person: (x) the present fair saleable value of the properties, rights and assets of such person and its Subsidiaries exceeds the total liabilities of such person and its Subsidiaries (including a reasonable estimate of the contingent liabilities that would be recorded in accordance with GAAP), (y) the capital of such person and its Subsidiaries, taken as a whole, is not unreasonably small in relation to the business of such person and its Subsidiaries, taken as a whole, and (z) such person and its Subsidiaries, taken as a whole, do not have debts beyond their ability to pay such debts as they mature in the ordinary course of business.

(m) Tax Treatment. As of the date of this Agreement, neither Parent nor any of its Subsidiaries has taken or agreed to take any action, and to the Knowledge of Parent there are no facts, agreements, plans or other circumstances, that would reasonably be expected to prevent or impede the Merger, taken together with related transactions, from qualifying as an exchange described in Section 351 of the Code.

ARTICLE IV

COVENANTS RELATING TO THE BUSINESS

Section 4.01 Conduct of Business.

(a) Conduct of Business by the Company. During the period from the date of this Agreement to the Effective Time, except (x) as required by applicable Law, (y) as required or expressly contemplated or permitted by this Agreement or (z) as set forth in Section 4.01(a) of the Company Disclosure Letter or as consented to in writing in advance by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to carry on its business in the ordinary course consistent with past practice prior to the Closing and, to the extent consistent therewith, use commercially reasonable efforts to preserve in all material respects its current business organization and goodwill, keep available the services of its current officers, employees and consultants and preserve in all material respects its relationships with customers, suppliers, licensors, licensees, distributors, others having material business dealings with it and Governmental Entities having regulatory dealings with it. In addition to and without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time, except (x) as required by applicable Law, (y) as required or expressly contemplated or permitted by this Agreement or (z) as set forth in Section 4.01(a) of the Company Disclosure Letter, the Company shall not, and shall cause each of its Subsidiaries not to, without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed); provided, that, VMware, Pivotal Software, Inc., a Delaware corporation (“Pivotal”), and their respective Subsidiaries shall not be considered Subsidiaries of the Company for which the Company is obligated to cause to comply with this Section 4.01(a) except as set forth on Section 4.01 of the Company Disclosure Letter (but subject to the restrictions set forth in Section 4.01(b) (with respect to VMware) and Section 4.01(c) (with respect to Pivotal)):

(i) (x) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, other than dividends or distributions by a direct or indirect wholly owned Subsidiary of the Company to its shareholders and except for regular quarterly dividends by the Company of up to $0.115 per share of Company Common Stock (subject to equitable adjustment for any reclassification, stock split (including a reverse split), stock dividend or distribution, recapitalization, merger, subdivision, issuer tender or exchange offer, or other similar transaction) in each case with usual declaration, record and payment dates in accordance with past dividend practice, (y) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (z) purchase, redeem or otherwise acquire any shares of its capital stock or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities, except for purchases, redemptions or other acquisitions of capital stock or other securities (1) required by the terms of the Company Stock Plans, (2) required by the terms of any plans, arrangements or Contracts existing on the date hereof between the Company or any of its Subsidiaries and any director or employee of the Company or any of its Subsidiaries (to the extent complete and accurate copies of which have been heretofore delivered to Parent), (3) in connection with the issuance of Company Common Stock upon the net exercise of Company Stock Options or net settlement of Company RSU Awards or Company PSU Awards (including in connection with withholding for Taxes) outstanding as of the date hereof or upon the forfeiture, cancellation, retirement or other deemed acquisition of awards issued under the Company Stock Plans not involving any payment of cash or other consideration therefor or (4) in transactions solely between the Company and any direct or indirect wholly-owned Subsidiaries of the Company or among direct or indirect wholly-owned Subsidiaries of the Company;

(ii) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (other than Liens for current Taxes not yet due and payable or for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves, in accordance with GAAP, have been established, and any restrictions on transfer imposed by applicable securities Laws) any shares of its capital stock, any other voting securities or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units (other than the issuance of shares of Company Common Stock upon the exercise of Company Stock Options, settlement of Company RSU Awards or Company PSU Awards or purchase rights under the Company ESPP, in each case outstanding on the date hereof and in accordance with their terms on the date hereof);

(iii) amend the Company Articles or the Company Bylaws or other comparable charter or organizational documents of any of the Company’s Subsidiaries;

(iv) directly or indirectly acquire (x) by merging or consolidating with, by purchasing a substantial portion of the assets of, by making an investment in or capital contribution to, or by any other manner, any person or division, business or equity interest of any person or (y) any properties, rights or assets, except, in each case, for (1) capital expenditures, which shall be subject to the limitations of clause (vii) below, (2) acquisitions, investments or capital contributions not exceeding $200,000,000 in the aggregate and (3) purchases of marketable securities by or on behalf of the Company or its Subsidiaries for cash management purposes in the ordinary course of business, consistent with past practice, and, except, in the case of clause (y), acquisitions of inventory, merchandise, products or services in the ordinary course of business, consistent with past practice;

(v) sell, pledge, dispose of, transfer, abandon, lease, license, allow to lapse or expire, or otherwise encumber or subject to any Lien (other than Permitted Liens) any properties, rights or assets, of the Company or any of its Subsidiaries, except (1) sales, pledges, dispositions, transfers, abandonments, leases, licenses, lapses, expirations, or encumbrances required to be effected prior to the Effective Time pursuant to existing Contracts that are not material to the Company and its Subsidiaries, taken as a whole, (2) non-material leases or licenses in the ordinary course of business consistent with past practice, (3) transactions solely among the Company and/or its wholly owned Subsidiaries, (4) sales, dispositions, transfers, leases or licenses of products or services of the Company or any of its Subsidiaries to third parties in the ordinary course of business consistent with past practice and (5) sales, pledges, dispositions, transfers, abandonments, leases, licenses, lapses, expirations or encumbrances of properties, rights or assets of the Company or any of its Subsidiaries having a value not to exceed $125,000,000 in the aggregate;

(vi) (x) redeem, repurchase, prepay, defease, cancel, incur or otherwise acquire, or modify in any material respect the terms of, any indebtedness for borrowed money or assume, guarantee or endorse, or otherwise become responsible for, any such indebtedness of another person, issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, enter into any “keep well” or other Contract to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing (in each case, other than indebtedness for borrowed money of no more than $200,000,000 in the aggregate (inclusive of any prepayment premium, make-whole, penalty or similar payment) or indebtedness for borrowed money under the Commercial Paper Debt (inclusive of any prepayment premium, make-whole, penalty or similar payment) or pursuant to the Revolving Credit Facility (in the case of the Revolving Credit Facility, not in excess of aggregate commitments thereunder as in effect on the date of this Agreement plus any increases in commitments permitted under the Revolving Credit Facility as in effect on the date of this Agreement and inclusive of any prepayment premium, make-whole, penalty or similar payment), in each case only if such indebtedness is prepayable at closing without premium, make-whole, penalty or similar payment) or (y) except as set forth in Section 4.01(a)(vi)(y) of the Company Disclosure Letter, make any loans or advances to any person which would cause the aggregate principal amount of all loans and advances made by the Company and its Subsidiaries (other than VMware and its Subsidiaries) after the date of this Agreement to exceed $25,000,000;

(vii) incur any capital expenditures in excess of $180,000,000 in the aggregate in any fiscal quarter;

(viii) except for Transaction Litigation (which shall be subject to Section 5.10) or as required by any judgment by a court of competent jurisdiction, (x) pay, discharge, settle or satisfy any Actions, other than the payment, discharge, settlement or satisfaction of less than $10,000,000 individually or $30,000,000 in the aggregate or (y) in order to settle or satisfy any Action, waive or assign to a third party any claims or rights of the Company or any Subsidiary of the Company asserted by the Company or any Subsidiary of the Company to have a value in excess of $10,000,000 individually or $30,000,000 in the aggregate;

(ix) (x) other than in the ordinary course of business, consistent with past practice, enter into, materially modify, terminate or cancel any Contract that is or would have been if in existence on the date of this Agreement a Material Contract, or waive, release or assign any material rights or claims thereunder or (y) enter into, modify, amend or terminate any Contract or waive, release or assign any material rights or claims thereunder, which if so entered into, modified, amended, terminated, waived, released or assigned would reasonably be expected to prevent or materially delay or impair the consummation of the Merger and the other transactions contemplated by this Agreement;

(x) except as required to comply with any Company Benefit Plan or other Contract entered into prior to the date hereof or thereafter in accordance with this Section 4.01(a) or as contemplated under Section 5.11, (1) adopt, enter into, terminate or amend any Company Benefit Plan except for any amendment that would not result in a material increase to the cost to the Company under such Company Benefit Plan (or any plan, agreement, program, policy, trust, fund or other arrangement that would be a material Company Benefit Plan if it were in existence as of the date of this Agreement) and except for the issuance of offer letters in the ordinary course, consistent with past practice, in connection with hiring employees to the extent permitted by the terms of this Agreement, (2) grant any severance or termination pay to, or increase the compensation or fringe benefits of any Company Personnel, except for (A) annual base salary increases in the ordinary course of business consistent with past practice with respect to Company Personnel who are not Key Personnel and (B) payment of annual bonuses for the 2015 calendar year and establishment of annual bonus opportunities for the 2016 calendar year, in each case, in the ordinary course of business consistent with past practice, (3) loan or advance any money to any Key Personnel, (4) allow for the commencement of any new offering periods under the Company ESPP, (5) remove or accelerate the lapse of any existing vesting restrictions in any Company Benefit Plans or awards made thereunder, (6) take any action to fund the payment of nonqualified deferred compensation or severance benefits under any Company Benefit Plan, or (7) materially change any actuarial or other assumption used to calculate funding obligations with respect to any Company Benefit Plan that is a defined benefit pension plan or materially change the manner in which contributions to any such Company Benefit Plan are made or the basis on which such contributions are determined;

(xi) recognize any labor organization (not including any non-U.S. trade union or works council) as the representative of any employees of the Company or any of its Subsidiaries, or enter into, materially modify, materially amend or terminate any collective bargaining agreement with any labor organization;

(xii) except in accordance with GAAP and as advised by the Company’s regular independent public accountant, (A) revalue any assets or liabilities of the Company or any of its Subsidiaries that are material to the Company and its Subsidiaries, taken as a whole or (B) make any material change in accounting methods, principles or practices;

(xiii) effect or permit a “plant closing” or “mass layoff” as those terms are defined in the WARN Act without complying with the notice requirements and all other provisions of the WARN Act, to the extent applicable;

(xiv) authorize, recommend or announce an intention to adopt a plan of complete or partial liquidation or dissolution of the Company or any of its Subsidiaries;

(xv) outside of the ordinary course of the Company’s administration of its Tax matters, change any material method of Tax accounting in respect of recognition of income, settle any material Tax audit, claim or proceeding, change any material Tax election or file any amended material Tax Return;

(xvi) fail to acquire additional shares of VMware Common Stock if such failure would cause VMware to cease to be a member of the affiliated group of corporations filing a consolidated tax return with the Company for purposes of Section 1502 of the Code and the regulations thereunder; or

(xvii) authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

(b) Actions with Respect to VMware. During the period from the date of this Agreement to the Effective Time, except as required by applicable Law, the Company shall not, and shall cause any of its Subsidiaries that are record or beneficial owners of shares of VMware Common Stock not to, without Parent’s prior written consent (which consent, in the case of clauses (v)–(vii) below (and, to the extent applicable to any of clauses (v)–(vii) below, clause (viii) below) shall not be unreasonably withheld, conditioned or delayed):

(i) sell, pledge, dispose of, transfer, abandon, lease or otherwise encumber or subject to any Lien (other than Liens for current Taxes not yet due and payable or for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves, in accordance with GAAP, have been established, and any restrictions on transfer imposed by applicable securities Laws), any shares of VMware Common Stock or any of the VMware Promissory Notes;

(ii) purchase or otherwise acquire any shares of VMware Common Stock other than in order to cause VMware to continue to be a member of the affiliated group of corporations filing a consolidated tax return with the Company for purposes of Section 1502 of the Code and the regulations thereunder;

(iii) convert any shares of VMware Class B Common Stock into shares of VMware Class A Common Stock;

(iv) vote to approve or provide any consent to (A) any action under Article VI of the Amended and Restated Certificate of Incorporation of VMware (the “VMware Certificate”), (B) any amendment to the VMware Certificate or the Amended and Restated Bylaws of VMware, (C) any sale, transfer, lease or other disposition of all or substantially all of the assets of VMware or (D) any other action submitted to a vote of the VMware stockholders other than the ratification of the appointment of VMware’s independent auditors and the election of directors pursuant to Section 4.01(b)(v);

(v) take any action as a stockholder of VMware to remove or appoint (other than to fill vacancies) any directors of VMware other than the re-election of those Class I Members (as defined in the VMware Certificate) and Class II (as defined in the VMware Certificate) directors who will be standing for reelection at the 2016 annual meeting;

(vi) take any other action by written consent as a stockholder of VMware;

(vii) enter into, amend, cancel, supplement or otherwise modify any agreement with VMware or its Subsidiaries other than transactions entered into in the ordinary course of business, consistent with past practice (it being understood that any amendment, cancellation, supplement or modification to or waiver of the VMware Intercompany Agreements or the VMware Promissory Notes or any Contract governing the transaction referred to on Section 4.01(b)(vii) of the Company Disclosure Letter shall not be considered a transaction entered into in the ordinary course of business, consistent with past practice); or

(viii) authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

(c) Actions with Respect to Pivotal. During the period from the date of this Agreement to the Effective Time, except as required by applicable Law, the Company shall not, and shall cause any of its Subsidiaries (other than VMware and its Subsidiaries) that are registered owners of shares of capital stock of Pivotal, not to, without

Parent’s prior written consent (which consent, in the case of clause (v)-(vi) below (and, to the extent applicable to clause (v)-(vi) below, clause (vii) below) shall not be unreasonably withheld, conditioned or delayed):

(i) sell, pledge, dispose of, transfer, abandon, lease or otherwise encumber or subject to any Lien (other than Liens for current Taxes not yet due and payable or for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves, in accordance with GAAP, have been established, and any restrictions on transfer imposed by applicable securities Laws), any shares of capital stock of Pivotal;

(ii) (x) purchase, redeem or otherwise acquire any shares of (A) Series A Preferred Stock, par value $0.01 per share of Pivotal (the “Pivotal Series A Preferred Stock”), (B) Class A Common Stock, par value $0.01 per share of Pivotal (the “Pivotal Class A Common Stock”) or (C) Class B Common Stock, par value $0.01 per share of Pivotal (the “Pivotal Class B Common Stock”) or any other securities of Pivotal or its Subsidiaries or (y) make any loans or advances to, or investments in, Pivotal or any of its Subsidiaries;

(iii) convert any shares of Pivotal Series A Preferred Stock into shares of Pivotal Class B Common Stock;

(iv) vote to approve or provide any consent to (A) any action under Article VII of the Certificate of Incorporation of Pivotal or the Second Amended and Restated Shareholders’ Agreement, dated as of August 23, 2015, by and among Pivotal, the Company, VMware, GE Energy Europe B.V. and General Electric Company (the “Pivotal Shareholders Agreement”), (B) any amendment to the Certificate of Incorporation of Pivotal or the Pivotal Shareholders Agreement or (C) any other action submitted to a vote of the Pivotal stockholders;

(v) take any other action by written consent as a stockholder of Pivotal;

(vi) enter into, amend, cancel, supplement or otherwise modify any agreement with Pivotal or its Subsidiaries other than transactions entered into in the ordinary course of business, consistent with past practice; or

(vii) authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

Section 4.02 Solicitation by the Company.

(a) Notwithstanding any provision of this Agreement to the contrary, during the period beginning on the date of this Agreement and continuing until 11:59 p.m. (Eastern time) on December 11, 2015 (the “No-Shop Period Start Date”), the Company and its Subsidiaries and their respective Representatives shall have the right to, directly or indirectly through another person, (i) solicit, initiate, encourage or facilitate or assist or cooperate with respect to, any Acquisition Proposal from any person that is not an Affiliate of the Company or the making thereof and (ii) enter into, continue or otherwise participate in any discussions or negotiations with, or furnish any information or data in connection with, any Acquisition Proposal to any person that is not an Affiliate of the Company pursuant to a customary confidentiality agreement on terms, that taken as a whole, are not materially more favorable to such person than the provisions of the Confidentiality Agreement (it being understood that such confidentiality agreement need not contain a standstill provision or otherwise prohibit the making, or amendment, of an Acquisition Proposal) and which does not prohibit the Company from complying with its obligations under this Agreement (an “Acceptable Confidentiality Agreement”), provided, that all such information and data has previously been provided to Parent or is provided to Parent prior to or substantially concurrent with the time it is provided to such person. No later than 24 hours after the No-Shop Period Start Date, the Company shall notify Parent in writing of the identity of each person from whom the Company has received an Acquisition Proposal prior to the No-Shop Period Start Date that has not been withdrawn and for which the Board of Directors of the Company determines in good faith (after consultation with its outside legal advisors and a financial advisor of nationally recognized reputation) constitutes or would reasonably be expected to lead to a Superior Proposal and provide to Parent (x) a copy of any such Acquisition Proposal made in writing and any other written terms or proposals provided (including financing commitments) to the Company or any of its Subsidiaries and (y) a written summary of the material terms of any such Acquisition Proposal not made in writing (including any material terms proposed orally or supplementally).

(b) Except as expressly permitted under Section 4.02(a), from the date of this Agreement the Company agrees that neither it nor any of its Subsidiaries shall, and the Company shall cause its and its Subsidiaries’ Representatives not to, directly or indirectly through another person, (i) solicit, initiate or knowingly encourage, or knowingly facilitate or knowingly induce, the making of any Acquisition Proposal, or the making of any inquiry, offer or proposal that would reasonably be expected to lead to, any Acquisition Proposal, (ii) enter into, facilitate, continue or otherwise participate or engage in any discussions or negotiations regarding, or furnish to any person any information or data or afford access to the business, directors, officers, employees, properties, facilities, assets, contracts, books or records of the Company or any of its Subsidiaries to any person in connection with any Acquisition Proposal, (iii) enter into any agreement relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement prior to the No-Shop Period Start Date or in accordance with this Section 4.02(b)), (iv) waive, terminate, modify or fail to enforce any provision of any “standstill” or similar obligation of any person (other than Parent) with respect to the Company or any of its Subsidiaries (unless the Company concludes in good faith, after consultation with its outside legal advisors, that the failure to so waive, terminate, modify or fail to enforce would be inconsistent with its fiduciary duties under applicable Law), (v) take any action to make the provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation, or any restrictive provision of any applicable anti-takeover provision in the Company Articles or Company Bylaws, inapplicable to any transactions contemplated by any Acquisition Proposal or (vi) authorize any of, or commit or agree to do any of the foregoing. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in the preceding sentence by any Representative of the Company or any of its Subsidiaries shall be a breach of this Section 4.02(b) by the Company. On the No-Shop Period Start Date, the Company shall, and shall cause its Subsidiaries and its and their Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any person conducted theretofore with respect to any Acquisition Proposal and request the prompt return or destruction of all confidential information previously furnished in connection therewith. Notwithstanding anything in this Section 4.02(b) to the contrary, at any time prior to obtaining the Company Shareholder Approval, in response to a bona fide written Acquisition Proposal from a person that is not an Affiliate of the Company that the Board of Directors of the Company determines in good faith (after consultation with its outside legal advisors and a financial advisor of nationally recognized reputation) constitutes or would reasonably be expected to lead to a Superior Proposal, and which Acquisition Proposal was not solicited after the No-Shop Period Start Date in violation of this Section 4.02(b), the Company may, subject to compliance with this Section 4.02, (x) furnish information or data with respect to the Company and its Subsidiaries to the person that is not an Affiliate of the Company making such Acquisition Proposal (and its Representatives) pursuant to an Acceptable Confidentiality Agreement; provided, that all such information has previously been provided to Parent or is provided to Parent prior to or substantially concurrent with the time it is provided to such person, and (y) participate in discussions or negotiations with the person making such Acquisition Proposal (and its Representatives) regarding such Acquisition Proposal. Notwithstanding the occurrence of the No-Shop Period Start Date, if the Company has received, following the date hereof and prior to the No-Shop Period Start Date, a written Acquisition Proposal that the Board of Directors of the Company determines in good faith (after consultation with its outside legal advisors and a financial advisor of nationally recognized reputation) is or would reasonably be expected to lead to a Superior Proposal, the Company may continue to engage in the activities described in Section 4.02(x) and (y) above with respect to the person who made such Acquisition Proposal and shall not be required to request the prompt return or destruction of all confidential information previously furnished in connection therewith, including with respect to any amended or new proposal submitted by such person following the No-Shop Period Start Date and prior to the obtaining the Company Shareholder Approval, in each case for so long as such Acquisition Proposal continues to qualify as the type of Acquisition Proposal for which the Company would be permitted to engage in the activities described in Section 4.02(x) and (y) above if such Acquisition Proposal had been made after the No-Shop Period Start Date.

The term “Acquisition Proposal” means any inquiry, proposal or offer from any person relating to (i) any direct or indirect acquisition or purchase, in one transaction or a series of related transactions, of assets (including equity securities of any Subsidiary of the Company) or businesses that constitute more than 20% of the consolidated revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, or more than 20% of any class of equity securities of the Company or any Significant Subsidiary of the Company, (ii) any tender offer or exchange offer that if consummated would result in any person beneficially owning more than 20% of any class of equity securities of the Company or any of its Significant Subsidiaries, or (iii) any merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution, joint venture, extraordinary dividend or distribution, repurchase or redemption of common stock, share exchange or similar transaction involving the Company, in each of cases (i) through (iii), other than the transactions contemplated by this Agreement.

The term “Superior Proposal” means any bona fide proposal or offer from any person that is not an Affiliate of the Company that if consummated would result in such person (or its stockholders) owning, directly or indirectly, (i) more than 50% of the shares of Company Common Stock then outstanding (or of the shares of the surviving entity in a merger or the direct or indirect parent of the surviving entity in a merger) or (ii) assets (including equity securities of any Subsidiary of the Company) or businesses that constitute more than 50% of the consolidated revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, which the Board of Directors of the Company reasonably determines (after consultation with its outside legal advisors and a financial advisor of nationally recognized reputation), taking into account all financial, legal, timing, regulatory and other aspects of such proposal or offer (including any break-up fee, expense reimbursement provisions, conditions to consummation and financing terms) and the person making the proposal or offer to be more favorable to the shareholders of the Company from a financial point of view than the transactions contemplated by this Agreement (after giving effect to any changes to the financial terms of this Agreement proposed by Parent in writing prior to the time of such determination).

(c) Neither the Board of Directors of the Company nor any committee thereof shall (i) make a Change of Recommendation; or (ii) approve, adopt or recommend, or publicly propose to approve, adopt or recommend, or submit to a vote of the shareholders of the Company a merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar Contract or any tender offer providing for, with respect to, or in connection with, any Acquisition Proposal (an “Alternative Acquisition Agreement”) (whether before or after the No-Shop Period Start Date). Notwithstanding the foregoing, at any time prior to obtaining the Company Shareholder Approval and subject to compliance with Section 4.02(d), the Board of Directors of the Company may (A) make a Change of Recommendation other than in response to an Acquisition Proposal if the Board of Directors of the Company concludes in good faith, after consultation with outside legal advisors, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law and/or (B) make a Change of Recommendation or terminate this Agreement under Section 7.01(d)(ii) and enter into an Alternative Acquisition Agreement in response to an Acquisition Proposal if (x) the Board of Directors of the Company concludes in good faith (after consultation with its outside legal advisors and a financial advisor of nationally recognized recognition) that such Acquisition Proposal constitutes a Superior Proposal and (y) the Board of Directors of the Company concludes in good faith (after consultation with its outside legal advisors) that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law.

(d) Notwithstanding anything to the contrary contained herein, the Board of Directors of the Company shall not be entitled to exercise its right to make a Change of Recommendation and the Company shall not be entitled to terminate this Agreement under Section 7.01(d)(ii) unless (i) the Company has complied in all material respects with this Section 4.02, (ii) the Company promptly notifies Parent, in writing, at least five (5) Business Days before taking that action, of its intention to take such action (which notification shall specify the details of the event giving rise to the Change of Recommendation and, if applicable, the identity of the person making an Acquisition Proposal that was determined to constitute a Superior Proposal and the material terms thereof, together with copies of any written offer or proposal, proposed definitive agreement, proposed or committed financing documentation and any other related documents in respect of such Acquisition Proposal), (iii) during such five (5)-Business Day period, if requested by Parent, the Company and its Representatives shall meet and engage in good faith negotiations with Parent and its Representatives to amend the terms and conditions of this Agreement in such a manner as would permit the Board of Directors of the Company or the Company to not take such actions, and (iv) following the end of such five (5)-Business Day period, the Board of Directors of the Company shall have determined in good faith, after consultation with its outside legal advisors, and taking into account any changes to the terms of this Agreement proposed by Parent following any notice provided pursuant to this Section 4.02(d) or otherwise, that the failure to take such action would continue to be inconsistent with its fiduciary duties under applicable Law and, in the case of a Change of Recommendation in response to an Acquisition Proposal or termination under Section 7.01(d)(ii), after consultation with a financial advisor of nationally recognized reputation, that the Acquisition Proposal giving rise to such notice continues to constitute a Superior Proposal; provided, however, that if (A) the Company receives an Acquisition Proposal pursuant to which the Board of Directors of the Company determines in good faith, after consultation with its outside legal advisors and a financial advisor of nationally recognized reputation, that, if consummated, would result in the holders of Company Common Stock receiving consideration valued at 115% or more of the Merger Consideration (measured as the cash or fair market value of the applicable consideration), and (B) the Board of Directors of the Company determines that such Acquisition Proposal constitutes a Superior Proposal, then the requirements of this Section 4.02(d) shall not apply to such Acquisition Proposal, any amendment thereof or any new Acquisition Proposal from such person meeting the requirements set forth in clause (A) of this proviso; provided, further, that any amendment to the financial terms or other material terms or conditions (including the provision of financing) of the Acquisition Proposal which was determined to constitute a Superior Proposal (other than an Acquisition Proposal described in clause (A) of the foregoing proviso) shall require a new written notification from the Company and an additional two (2)-Business Day period that (other than as to the five (5) Business Day time periods set forth herein) satisfies this Section 4.02(d).

(e) In addition to the obligations of the Company set forth in clauses (a), (b), (c) and (d) of this Section 4.02, after the No-Shop Period Start Date the Company shall as promptly as practicable (and in any event within 24 hours after receipt) notify Parent orally and in writing of any Acquisition Proposal (other than an Acquisition Proposal received prior to the No-Shop Period Start Date which was withdrawn prior to the No-Shop Period Start Date), such notice to include the identity of the person making such Acquisition Proposal and a copy of such Acquisition Proposal, including draft agreements or term sheets, financing commitments and other related documents submitted in connection therewith (or, where no such copy is available, a reasonably detailed written description of such Acquisition Proposal), including any material modifications thereto. Following the No-Shop Period Start Date, the Company shall (x) keep Parent reasonably informed in all material respects of the status and details (including any change to the terms thereof) of any Acquisition Proposal and (y) provide to Parent as soon as reasonably practicable after receipt or delivery thereof copies of all correspondence and other written material sent or provided to the Company or any of its Subsidiaries from any person that describes any of the terms or conditions of any Acquisition Proposal. The Company shall not, and shall cause the Company’s Subsidiaries not to, enter into any Contract with any person subsequent to the date of this Agreement that prohibits the Company from providing such information or the information contemplated by the last sentence of Section 4.02(a) to Parent or otherwise limits or impairs the Company’s or its Subsidiaries’ or Representatives’ ability to comply with their respective obligations in this Section 4.02.

(f) Nothing contained in this Section 4.02 shall prohibit the Company from taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a)(2) or (3) under the Exchange Act or making a statement required under Rule 14d-9 under the Exchange Act; provided, however, that any such disclosure or statement will be subject to the terms and conditions of this Agreement, including this Section 4.02.

(g) Notwithstanding anything herein to the contrary, VMware and its Subsidiaries shall not be considered a Subsidiary of the Company required to comply or for which the Company is obligated to cause to comply with this Section 4.02; provided, however that the Company and its other Subsidiaries and their respective Representatives shall not, directly or indirectly through another person, encourage, cause, recommend, or facilitate (x) the taking of any action by VMware or its Subsidiaries of the type contemplated by Section 4.02(b) with respect to an Acquisition Proposal related to the Company and provided, further, that for the purposes of this Section 4.02, directors of VMware who are also directors of the Company shall not constitute Representatives of the Company, to the extent acting in the capacities as directors of VMware, (y) the making of an Acquisition Proposal by VMware or its Subsidiaries or (z) the solicitation, initiation or knowing encouragement by VMware or its Subsidiaries, or knowing facilitation or knowing inducement by VMware or its Subsidiaries, of (1) the making of any Acquisition Proposal by any other person, or (2) the making of any inquiry, offer or proposal that would reasonably be expected to lead to, any Acquisition Proposal by any other person.

ARTICLE V

ADDITIONAL AGREEMENTS

Section 5.01 Preparation of the Form S-4 and the Proxy Statement; Shareholders’ Meetings.

(a) As promptly as reasonably practicable after the execution of this Agreement, (i) the Company (with Parent’s reasonable cooperation) shall prepare and file with the SEC the proxy statement (together with the letter to shareholders, notice of meeting and form of proxy and any other document incorporated by reference therein, each as amended or supplemented from time to time, the “Proxy Statement”) to be sent to the shareholders of the Company relating to the meeting of the Company’s shareholders to be held to consider approval of this Agreement (the “Company Shareholders’ Meeting”) and (ii) Parent shall prepare (with the Company’s reasonable cooperation) and file with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, the “Form S-4”), in which the Proxy Statement will be included as a prospectus, in connection with the registration under the Securities Act of the Class V Common Stock to be issued in the Merger. Each of Parent and the Company shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as reasonably practicable after such filing and, prior to the effective date of the Form S-4, Parent shall take all action reasonably required (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process in any such jurisdiction) to be taken under any applicable state securities Laws in connection with the Merger and the issuance of the Class V Common Stock. Each of Parent and the Company shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comments from the SEC with respect to the Form S-4 or the Proxy Statement. Each of Parent and the Company shall furnish all information (including financial information) as may be reasonably requested by the other that is customarily included in a proxy statement or registration statement on Form S-4 prepared in connection with a transaction of the type contemplated by this Agreement or as otherwise required by the SEC or applicable Law, in connection with any such action and the preparation, filing and distribution of the Form S-4 and the Proxy Statement, including in response to any comments from the SEC. As promptly as practicable after the Form S-4 shall have become effective (but in any event not before the No-Shop Period Start Date), the Company shall cause the Proxy Statement to be mailed to its shareholders. Notwithstanding anything to the contrary contained herein, no filing of, or amendment or supplement to, the Form S-4 (or responses to any written comments of the SEC with respect thereto) will be made by Parent, and no filing of, or amendment or supplement to, the Proxy Statement (or responses to any written comments of the SEC with respect thereto) will be made by the Company, in each case without providing the other party a reasonable opportunity to review and comment thereon (including the proposed final version of such document or response) and Parent and the Company will consider in good faith any comments reasonably proposed by the other party and shall not file or mail any such document or respond to any written comments of the SEC prior to receiving the approval of the other, which approval shall not be unreasonably withheld, conditioned or delayed. If at any time prior to the Effective Time any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, should be discovered by the Company or Parent which should be set forth in an amendment or supplement to either the Form S-4 or the Proxy Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the shareholders of Parent and the Company. The parties shall notify each other promptly of the time when the Form S-4 has become effective, of the issuance of any stop order or suspension of the qualification of the Class V Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or the Form S-4 or for additional information and shall supply each other with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement, the Form S-4 or the Merger.

(b) The Company shall duly call, give notice of, convene and hold the Company Shareholders’ Meeting (with a record date and meeting date to be selected after reasonable consultation with Parent) on a date as soon as reasonably practicable following the effectiveness of the Form S-4 solely for the purpose of (i) obtaining the Company Shareholder Approval and shall, subject to the ability of the Board to make a Change of Recommendation in accordance with Section 4.02(c) and Section 4.02(d), use its reasonable best efforts to solicit the approval of this Agreement by such shareholders (provided that for the avoidance of doubt the making of a Change of Recommendation shall not alter the obligations of the Company to call, give, notice of, convene and hold the Company Shareholder’s Meeting or cause the Proxy Statement to be mailed to its shareholders pursuant to Section 5.01(a)) and (ii) in accordance with Section 14A of the Exchange Act and the applicable SEC rules issued thereunder, seeking advisory approval of a proposal to the shareholders of the Company for a non-binding advisory vote to approve certain compensation that may become payable to the Company’s named executive officers in connection with the completion of the Merger. Without limiting the foregoing, the Company will use its reasonable efforts to cause the Proxy Statement to be disseminated to the shareholders of the Company as promptly as reasonably practicable (but in no event later than five (5) Business Days) following the later of the effectiveness of the Form S-4 and the No-Shop Period Start Date. Once established, the Company shall not change the record date for the Company Shareholders’ Meeting without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed) or as required by applicable Law. The Board of Directors of the Company shall make the Company Recommendation and shall include such Company Recommendation in the Proxy Statement, and the Board of Directors of the Company and all committees thereof shall not (i) withdraw, modify or qualify (or publicly propose to withdraw, modify or qualify) in any manner adverse to Parent such recommendation, or (ii) make any other public statement in connection with the Company Shareholders’ Meeting contrary to such recommendation (any action described in clauses (i) or (ii) being referred to herein as a “Change of Recommendation”); provided, that the Board of Directors of the Company may make a Change of Recommendation in accordance with Section 4.02(c) and Section 4.02(d).

(c) Unless this Agreement is terminated in accordance with its terms prior to the date of the Company Shareholders’ Meeting, including pursuant to Section 7.01(d)(ii), (i) the obligation of the Company to call, give notice of, convene and hold the Company Shareholders’ Meeting and to hold a vote of the Company’s shareholders on the approval of this Agreement and the Merger at the Company Shareholders’ Meeting shall not be affected by the commencement, disclosure, announcement or submission to it of any Acquisition Proposal (whether or not a Superior Proposal), or by a Change of Recommendation, and (ii) in any case in which the Company makes a Change of Recommendation pursuant to Section 4.02, (A) the Company shall nevertheless submit this Agreement and the Merger to a vote of its shareholders and (B) any proxy card shall provide that signed proxies which do not specify the manner in which the shares of Company Common Stock subject thereto are to be voted shall be voted “FOR” approving this Agreement).

(d) Immediately following the execution of this Agreement, Parent shall, in its capacity as the sole stockholder of Merger Sub, adopt this Agreement for purposes of the Merger.

Section 5.02 Access to Information; Confidentiality.

(a) To the extent permitted by applicable Law, the Company shall afford (and with respect to access as it relates to VMware and its Subsidiaries, use commercially reasonable efforts to afford) to Parent, and to Parent’s Representatives (including, to the extent requested by Parent in accordance with Section 5.13(g), Parent’s Financing Sources), reasonable access (including for the purpose of coordinating transition planning with the employees of the Company and its Subsidiaries) during normal business hours and upon reasonable prior notice to the Company during the period prior to the earlier of the Effective Time and the termination of this Agreement to the Company’s and its Subsidiaries’ properties, books, Contracts, commitments, personnel and records as Parent may from time to time reasonably request, and, during such period, the Company shall furnish promptly (and as it relates to VMware and its Subsidiaries, use commercially reasonable efforts to furnish promptly) to Parent and its Representatives (including, to the extent requested by Parent in accordance with Section 5.13(g), Parent’s Financing Sources) all information concerning its and its Subsidiaries’ business, properties and personnel as Parent may reasonably request (other than, subject to the requirements of Section 4.02, any such matters that relate to the negotiation and execution of this Agreement, or to transactions potentially competing with or alternative to the transactions contemplated by this Agreement or proposals from other parties relating to any competing or alternative transactions). Nothing in this Section 5.02 shall require the Company or its Subsidiaries to permit any inspection, provide any access or disclose any information that, in the reasonable judgment of the Company, would (A) unreasonably interfere with the Company’s or its Subsidiaries’ business operations or (B) result in the disclosure of any materials or information subject to the attorney-client privilege, work product doctrine or any other applicable privilege; provided, however, that in each of clauses (A) and (B), the Company uses commercially reasonable efforts to minimize the effects of such restriction or to provide a reasonable alternative to such access.

(b) Each of Parent and the Company shall hold, and shall cause their respective Representatives (as defined in the Confidentiality Agreement) to hold, all information received from the other party, directly or indirectly, in confidence in accordance with, and shall otherwise abide by and be subject to, the terms and conditions of the Confidentiality Agreement dated October 28, 2014 between Parent and the Company (the “Confidentiality Agreement”); provided, however, that (i) the definition of “Representatives” in Section 1 of the Confidentiality Agreement shall be deemed to include any potential debt or equity financing source of Parent or Merger Sub that are not competitors of the Company or its Subsidiaries (it being understood that notwithstanding anything in the Confidentiality Agreement to the contrary, Parent, Merger Sub and their respective Representatives may disclose any information to prospective debt and equity financing sources that are not competitors of the Company or its Subsidiaries in connection with the syndication and marketing of the Financing subject to receipt of customary confidentiality undertakings from such prospective debt and equity financing sources) and (ii) the third sentence of Section 1 of the Confidentiality Agreement and the restrictions set forth in Section 9 of the Confidentiality Agreement shall be inapplicable with respect to any of the transactions set forth in this Agreement or any proposals, negotiations or arrangements by or on behalf of a party permitted by this Agreement (including in response to a notice pursuant to Section 4.02(d)). The Confidentiality Agreement shall survive any termination of this Agreement. No investigation pursuant to this Section 5.02 or information provided or received by any party hereto pursuant to this Agreement will affect any of the representations or warranties of the parties hereto contained in this Agreement.

(c) Notwithstanding anything to the contrary in this Agreement, nothing herein shall be read to permit the disclosure of any information that is classified pursuant to Executive Order 13526 or any similar or successor executive order or regulation to any person except as would otherwise be permitted pursuant to the regulations established by NISPOM or any similar regulation.

Section 5.03 Reasonable Best Efforts; Further Action.

(a) Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate the Merger and the other transactions contemplated by this Agreement as promptly as practicable and in any event on or prior to the Outside Date, including preparing and filing or delivering as promptly as practicable and advisable (with each party considering in good faith any views or input provided by the other party with respect to the timing thereof) all necessary or advisable filings, information updates, responses to requests for additional information and other presentations required by or in connection with seeking any regulatory approval, exemption, change of ownership approval, or other authorization from, any Governmental Entity, or to obtain, as promptly as practicable, all consents, approvals, clearances, authorizations, termination or expiration of waiting periods, non-actions, waiver, Permits or orders, of or by any Governmental Entity, in each case that are necessary or advisable in connection with the Merger or any of the other transactions contemplated by this Agreement. In furtherance and not in limitation of the foregoing, each party hereto agrees (i) to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act and any other applicable Antitrust Law with respect to the transactions contemplated hereby as promptly as practicable and advisable after the date hereof (with each party considering in good faith any views or input provided by the other party with respect to the timing thereof), (ii) to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act or any other applicable Antitrust Law and (iii) to use its reasonable best efforts to take or cause to be taken all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods with respect to the approval of the Merger under the HSR Act and any other applicable Antitrust Laws.

(b) Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall, in connection with the efforts referenced in Section 5.03(a) to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under the HSR Act or any other applicable Antitrust Law, use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party under applicable Antitrust Laws; (ii) keep the other party reasonably informed of the status of matters related to the transactions contemplated by this Agreement, including furnishing the other with any written notices or other communications received by such party from, or given by such party to, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”) or any other U.S. or foreign Governmental Entity and of any communication received or given in connection with any proceeding by a private party under applicable Antitrust Laws, in each case regarding any of the transactions contemplated hereby; and (iii) permit the other party to review any communication given by it to, and consult with each other in advance of any meeting or conference with, the FTC, the DOJ or any other Governmental Entity or, in connection with any proceeding by a private party under applicable Antitrust Laws, with any other person, and to the extent permitted by the FTC, the DOJ or such other applicable Governmental Entity or other person, give the other party the opportunity to attend and participate in such meetings and conferences in accordance with Antitrust Law. For purposes of this Agreement, (A) “Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, Foreign Antitrust Laws and all other federal, state and foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition and (B) “Foreign Antitrust Laws” means the applicable requirements of antitrust competition or other similar Laws, rules, regulations and judicial doctrines of jurisdictions other than the United States. Notwithstanding the foregoing, Parent and Merger Sub shall determine strategy and timing, lead all proceedings and coordinate all activities with respect to seeking any actions, non-actions, terminations or expirations of waiting periods, consents, approvals or waivers of any Governmental Entity or third party as contemplated hereby, and the Company shall use its reasonable best efforts to take such actions as reasonably requested by Parent or Merger Sub in connection with obtaining any such actions, non-actions, terminations or expirations of waiting periods, consents, approvals or waivers; provided, that Parent and Merger Sub will consider in good faith any views or input provided by the Company with respect to such matters.

(c) In furtherance and not in limitation of the covenants of the parties contained in Section 5.03(a) and Section 5.03(b), each party hereto shall use its reasonable best efforts to resolve objections, if any, as may be asserted with respect to the transactions contemplated by this Agreement under any Antitrust Law, including using reasonable best efforts to defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby (including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed).

(d) If any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Entity or private party challenging the Merger or any other transaction contemplated by this Agreement on any basis whatsoever, or any other agreement contemplated hereby, each of Parent, Merger Sub and the Company shall cooperate with each other and use its respective reasonable best efforts to defend against, contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement.

(e) Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 5.03 shall limit (i) a party’s right to terminate this Agreement pursuant to Section 7.01(b)(i) or Section 7.01(b)(ii), in accordance therewith or (ii) a party’s right to take any action contemplated by Section 4.02.

(f) Notwithstanding the foregoing or any other provision of this Agreement, Parent shall, and shall cause its Subsidiaries to, propose, negotiate, offer and commit to make any divestitures, assign or hold separate any assets and agree to any other remedy, requirement, obligation, condition or restriction related to the conduct of their or the Company’s and its Subsidiaries’ business, to resolve such objections, if any, as any Governmental Entity or private party may assert under the Antitrust Laws with respect to the transactions contemplated by this Agreement so as to avoid the entry of any Order or establishment of any Law preliminarily or permanently restraining, enjoining or prohibiting the transactions contemplated by this Agreement and to enable the Closing to occur before the Outside Date (including, without limitation, unless Parent otherwise agrees in its sole discretion that the Marketing Period would otherwise commence notwithstanding that the conditions to closing set forth in Section 6.01(c) (other than the Excluded Conditions) are not satisfied, to enable the conditions to Closing set forth in Section 6.01(c) (other than the Excluded Conditions) to be satisfied before the date that is thirty (30) Business Days prior to the Outside Date), unless such action would, individually or in the aggregate, be materially adverse (determined based on aggregate revenues) to Parent and its Subsidiaries (including the Company and its Subsidiaries), taken as a whole, after giving effect to the transactions contemplated by this Agreement. Without limiting the prior sentence, Parent shall not be required to agree to any amendment to, or waiver under, this Agreement. Notwithstanding the foregoing or any other provision of this Agreement, Parent and Merger Sub shall have the sole and exclusive right to propose, negotiate, offer or commit to make or effect any divestitures, to assign or hold separate any assets, or to agree to any other remedy, requirement, obligation, condition or restriction related to the conduct of their or the Company’s and its Subsidiaries’ business in order to resolve any Governmental Entity’s or private party’s objections to or concerns about the transactions contemplated by this Agreement. The Company and its Subsidiaries shall agree to make or effect any divestitures, assign or hold separate any assets, or implement any other remedy, requirement, obligation, condition or restriction on the conduct of its and its Subsidiaries’ business (in each case solely to the extent implementation and effectiveness of such actions are contingent upon the Closing) pursuant to this Section 5.03(f) to resolve any Governmental Entity’s or private party’s objections to or concerns about the transactions contemplated by this Agreement if and to the extent instructed in writing by Parent or Merger Sub. For avoidance of doubt, the Company and its Subsidiaries shall not make or effect any divestitures, assign or hold separate any assets, or agree to or implement any other remedy, requirement, obligation, condition or restriction on the conduct of its and its Subsidiaries’ business pursuant to this Section 5.03(f), unless so instructed in writing by Parent or Merger Sub in order to resolve any Governmental Entity’s or private party’s objections to or concerns about the transactions contemplated by this Agreement.

(g) Parent shall not, and shall not permit any of its Affiliates to, enter into any agreement, transaction or any agreement to effect any transaction (including any merger or acquisition) that would reasonably be expected to materially delay or materially and adversely affect Parent’s ability to: (i) obtain termination or expiration of the applicable waiting period and all requisite clearances and approvals under the HSR Act and any other Antitrust Laws as promptly as practicable and in any event before the Outside Date; and (ii) avoid the entry of the commencement of any action or proceeding seeking the entry of, or effect the dissolution of, any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement under the HSR Act or any other Antitrust Laws.

(h) Subject to the terms and conditions of this Agreement, each party will use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to seek to obtain all material consents, approvals and waivers of any third party under any Contract required for the consummation of the transactions contemplated by this Agreement. Notwithstanding the foregoing, nothing in this Section 5.03 will require a party to pay or agree to any fee, penalty or other consideration to any third party for any consent, approval or waiver under any Contract required for the consummation of the transactions contemplated by this Agreement.

Section 5.04 Company Equity Awards .. Other than with respect to equity and equity-based awards described in Section 4.01(a)(x) of the Company Disclosure Letter (which shall be treated in the manner described in the Company Disclosure Letter), outstanding equity and equity-based awards of the Company shall be treated as follows:

(a) Company Stock Options. Prior to the Effective Time, the Board of Directors of the Company (or, if appropriate, any committee thereof) shall take all actions it determines to be necessary and appropriate to provide that, each Company Stock Option shall become vested and fully exercisable for a reasonable period of time prior to the Effective Time, provide written notice to the holders of the Company Stock Options at least twenty (20) days prior to the effective time of the period to exercise the Company Stock Option and that such Company Stock Option will terminate and be of no further force and effect as of the Effective Time. Except as may otherwise be agreed by and between Parent and a holder of a Company Stock Option, each Company Stock Option that remains outstanding immediately prior to the Effective Time will be automatically exercised immediately prior to the Effective Time on a net exercise basis whereby (A) the full payment of the aggregate exercise price for each such Company Stock Option is satisfied by the Company withholding from the shares of Company Common Stock otherwise issuable to such holder of a Company Stock Option, that number of shares of Company Common Stock having an aggregate fair market value, determined based on the closing price of a share of Company Common Stock on the last trading day prior to the Effective Time (as such price is reported on the NYSE Composite Transaction Tape (as reported by Bloomberg Financial Markets or such other source as Parent may determine)) (the “Per Share Closing Price”), equal to the product of (x) the exercise price for such Company Stock Option and (y) the number of shares of Company Common Stock subject to such Company Stock Option, and (B) the applicable Tax withholding obligation in respect of such Company Stock Option exercise is satisfied by the Company withholding from the shares of Company Common Stock otherwise issuable to the holder of such Company Stock Options that number of shares of Company Common Stock having an aggregate fair market value, determined based on the Per Share Closing Price, equal to the amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign Tax Law. Each such holder of a net exercised Company Stock Option shall thereafter be entitled to receive the Merger Consideration with respect to the net number of shares (including with respect to any fractional shares of Company Common Stock) of Company Common Stock issued upon such net exercise.

(b) Company RSU Awards. Except as may otherwise be agreed by and between Parent and a holder of a Company RSU Award, each Company RSU Award that is outstanding immediately prior to the Effective Time, shall become fully vested immediately prior to the Effective Time for the number of shares of Company Common Stock subject to such Company RSU Award minus the number of shares of Company Common Stock having an aggregate fair market value based on the Per Share Closing Price, equal to the amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign Tax Law with respect to the vesting of such Company RSU Award. Each such holder of a settled Company RSU Award shall thereafter be entitled to receive the Merger Consideration with respect to the net number of shares (including with respect to any fractional shares of Company Common Stock) of Company Common Stock issued upon the vesting of the Company RSU Awards.

(c) Company PSU Awards. Except as may otherwise be agreed by and between Parent and a holder of a Company PSU Award, each Company PSU Award that is outstanding immediately prior to the Effective Time, shall become fully vested immediately prior to the Effective Time for the number of shares of Company Common Stock subject to such Company PSU Award, determined based on the target number of shares of Company Common Stock subject to Company PSUs Awards awarded to each holder thereof, minus the number of shares of Company Common Stock having an aggregate fair market value based on the Per Share Closing Price, equal to the amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign Tax Law with respect to the vesting of such Company PSU Award. Each such holder of a settled Company PSU Award shall thereafter be entitled to receive the Merger Consideration with respect to the net number of shares (including with respect to any fractional shares of Company Common Stock) of Company Common Stock issued upon the vesting of the Company PSU Awards.

(d) Company Restricted Stock. Except as may otherwise be agreed by and between Parent and a holder of a Company Restricted Stock, effective as of immediately prior to the Effective Time, each then-outstanding share of Company Restricted Stock shall automatically become fully vested and the restrictions thereon shall lapse, and each such share of Company Restricted Stock shall be cancelled and converted into the right to receive the Merger Consideration.

(e) Dividend Equivalents. Where holders of Company Restricted Stock, Company RSU Awards or Company PSU Awards are entitled to dividends in respect of such awards, effective as of immediately prior to the Effective Time, all such dividends corresponding to such awards shall vest and Parent shall pay to the holders of such awards the cash amounts in respect of such dividends, less such amounts as are required to be withheld or deducted under the Code or any other applicable Tax Law with respect to the making of such payment, within five calendar days following the Effective Time. For Company PSU Awards, the total number of shares of Company Common Stock with respect to which dividends shall be payable shall be determined in the manner set forth in Section 5.04(c).

(f) Management Equity Rollover. Notwithstanding any other provision in this Agreement to the contrary, the Company shall, and shall cause its Subsidiaries and Representatives to, reasonably cooperate with Parent and Merger Sub and their respective Representatives to allow, immediately prior to the Effective Time, Company Common Stock or Company Equity Awards held by certain employees of the Company or its Subsidiaries to be contributed to Parent, Merger Sub or their Affiliates in exchange for equity securities of Parent, Merger Sub or their Affiliates, with the written agreement of Parent and the holders of such Company Equity Awards.

(g) Employee Stock Purchase Plan. The Company shall, prior to the Effective Time, take all actions necessary to terminate the Company ESPP and all outstanding rights thereunder as of immediately prior to the Effective Time; provided, that, from and after the date hereof, the Company shall take all actions necessary to ensure that (i) no new offering periods under the Company ESPP shall commence after the date hereof, (ii) no new participants be permitted into the Company ESPP, and (iii) that the existing participants thereunder may not increase their elections with respect to the offering period then in effect. Immediately prior to the Effective Time, any then outstanding offering periods under the Company ESPP shall terminate and the Company shall distribute to each Company ESPP participant all Company Common Stock purchased pursuant to such offering period and all of his or her remaining accumulated payroll deductions which are not used with respect to such offering period.

Section 5.05 Non-U.S. Employee Notifications. Prior to Closing, the Company agrees to take such reasonable steps as the Company, in good faith, considers to be necessary in respect of applicable notice or information and consultation requirements regarding any works council, labor agreements and non-U.S. Law with respect to non-U.S. employees of the Company or any of its Subsidiaries.

Section 5.06 Indemnification, Exculpation and Insurance.

(a) Parent shall cause the Surviving Corporation or its applicable Subsidiary to assume and honor the obligations with respect to all rights to indemnification and exculpation from liabilities, including advancement of expenses, for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of the Company and its Subsidiaries (other than VMware and its Subsidiaries) as provided in the Company Articles, the Company Bylaws, the organizational documents of the Company’s Subsidiaries (other than VMware’s Subsidiaries) or any indemnification Contract between such directors or officers and the Company or any of its Subsidiaries (other than VMware and its Subsidiaries) (in each case, as in effect on the date hereof), without further action, as of the Effective Time and such obligations shall survive the Merger and shall continue in full force and effect in accordance with their terms as of the date hereof. For a period of six years following the Closing Date, Parent shall cause the Surviving Corporation and its Subsidiaries not to amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who at the Effective Time were current or former directors or officers of the Company or any of its Subsidiaries (other than VMware and its Subsidiaries).

(b) For a period of six years following the Closing Date, Parent shall cause the Surviving Corporation to, to the fullest extent permitted under applicable Law, indemnify and hold harmless (and advance funds in respect of each of the Indemnified Parties) each current and former director or officer of the Company or any of its Subsidiaries (other than VMware and its Subsidiaries) and each person who served, at the request of the Company or any of its Subsidiaries (other than VMware and its Subsidiaries), as a director, officer, member, trustee, or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (each, together with such person’s heirs, executors or administrators, an “Indemnified Party”), to the same extent any such Indemnified Party would have been entitled to be indemnified and held harmless (and been entitled to advancement of funds) prior to the date of this Agreement under the Company Articles or Company Bylaws or the organizational documents of the Company’s Subsidiaries (other than VMware’s Subsidiaries), against any costs or expenses (including advancing reasonable attorneys’ fees and expenses in advance of the final disposition of any Action to each Indemnified Party to the fullest extent permitted by Law), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement (collectively, “Losses”) in connection with any actual or threatened Action arising out of, relating to or in connection with any action or omission occurring or alleged to have occurred whether before or after the Effective Time in connection with such Indemnified Party’s service as a director or officer of the Company or any of its Subsidiaries (other than VMware and its Subsidiaries) (including acts or omissions in connection with such Indemnified Party’s service as an officer, director, member, trustee or other fiduciary in any other entity if such services were at the request or for the benefit of the Company), including the Merger and the other transactions contemplated by this Agreement; provided, that any person to whom any funds are advanced pursuant to the foregoing must, if required by Law, provide an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

(c) For six years after the Effective Time, Parent shall cause the Surviving Corporation to maintain in effect the Company’s and its Subsidiaries’ current directors’ and officers’ liability insurance and fiduciary liability insurance (or such other insurance that is no less favorable to the current beneficiaries thereof than the Company’s and its Subsidiaries’ current directors’ and officers’ liability insurance and fiduciary liability insurance) in respect of acts or omissions occurring at or prior to the Effective Time, covering each person currently covered by the Company’s or its Subsidiaries’ directors’ and officers’ liability insurance and fiduciary liability insurance policies (complete and accurate copies of which have been heretofore delivered to Parent), on terms with respect to such coverage and amounts no less favorable than those of such policies in effect on the date hereof; provided, however, (i) the Company may substitute therefor a single premium tail policy with respect to such directors’ and officers’ liability insurance and fiduciary liability insurance with policy limits, terms and conditions at least as favorable to the directors and officers covered under such insurance policy as the limits, terms and conditions in the existing policies of the Company and its Subsidiaries; or (ii) if the Company does not substitute as provided in clause (i) above, then Parent may substitute therefor policies of Parent, from an insurance carrier with the same or better credit rating as the Company’s and its Subsidiaries’ current insurance carrier, containing terms with respect to coverage (including as coverage relates to deductibles and exclusions) and amounts no less favorable to such directors and officers; provided, further, that in connection with this Section 5.06(c), neither the Company nor Parent shall pay a one-time premium (in connection with a single premium tail policy described above) in excess of 300% of the amount set forth in Section 5.06(c)(i) of the Company Disclosure Letter or be obligated to pay annual premiums (in connection with any other directors and officers insurance policy or fiduciary liability insurance policy described above) in excess of the annual premiums set forth in Section 5.06(c)(ii) of the Company Disclosure Letter. It is understood and agreed that if such coverage cannot be obtained for such amount or less, then the Surviving Corporation shall obtain the maximum amount of coverage as may be obtained for such amount.

(d) To the fullest extent permitted under applicable Law, from and after the Effective Time, Parent shall cause the Surviving Corporation to pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 5.06 if and to the extent that such Indemnified Party is determined to be entitled to receive such indemnification.

(e) The provisions of this Section 5.06 (i) shall survive the consummation of the Merger and are intended to be for the benefit of, and will be enforceable from and after the Effective Time by, each indemnitee referred to above and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by Contract or otherwise.

(f) In the event Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties, rights and assets to any person, then, in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 5.06.

Section 5.07 Public Announcements. Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as such party may reasonably conclude, after consultation with its outside legal advisors, is required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system, in which event such party shall use its reasonable best efforts to provide a meaningful opportunity to the other party to review and comment upon such press release or other announcement prior to making any such press release or other announcement. Notwithstanding the foregoing, except as may be necessary for the Company to comply with its obligations in Section 4.02, the Company shall not be required to provide any such review or right to comment to Parent in connection with the receipt and existence of an Acquisition Proposal and matters related thereto or a Change of Recommendation, and Parent shall not be required to provide any such review or right to comment to the Company in connection with any response to an Acquisition Proposal or a Change of Recommendation. The parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the parties.

Section 5.08 Section 16 Matters. Prior to the Effective Time, each of Parent and the Company shall take appropriate action to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Class V Common Stock resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a)

of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.09 Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the Class V Common Stock to be approved for listing upon the Effective Time on the NYSE or NASDAQ, at the election of Parent, subject to official notice of issuance, and the Company shall use its reasonable best efforts to provide to Parent such assistance in connection with the foregoing as Parent reasonably requests.

Section 5.10 Transaction Litigation. If any litigation related to this Agreement, the Merger or the other transactions contemplated by this Agreement is brought against the Company, any executive officers of the Company or any members of the Board of Directors of the Company (in their capacity as executive officers or as members of the Board of Directors of the Company) after the date of this Agreement and prior to the Effective Time (the “Transaction Litigation”), the Company shall promptly notify Parent of any such Transaction Litigation and shall keep Parent reasonably informed on a continuing basis with respect to the status thereof, including by facilitating meetings between counsel of the Company and counsel of Parent and promptly and diligently responding to reasonable inquiries with respect to any Transaction Litigation made by Parent or its counsel. The Company shall give Parent the opportunity to (i) participate in the defense of any Transaction Litigation and (ii) consult with counsel to the Company regarding the defense, settlement or compromise of any Transaction Litigation and consider Parent’s views with respect to any Transaction Litigation, and the Company shall not settle or compromise or agree to settle or compromise any Transaction Litigation without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 5.11 Employee Matters.

(a) Parent covenants and agrees to cause the Surviving Corporation and its Subsidiaries to, for the period commencing from the Closing Date and ending no earlier than the first anniversary of the Closing Date provide to each employee of the Company or its Subsidiaries who continues employment following the Closing (collectively, the “Continuing Employees”) (i) annual base salary or base wages, as applicable, and cash target incentive compensation opportunities (excluding equity incentives), in each case, that are no less favorable than such annual base salary or base wages, as applicable, and cash target incentive compensation opportunities provided to the Continuing Employees immediately prior to the Closing, (ii) severance compensation and benefits to any Continuing Employee during the one (1) year period following the Closing Date at levels that are no less favorable than the levels of such severance compensation and benefits as in effect under the Company Benefit Plans immediately prior to the Closing and (iii) defined contribution retirement and health and welfare benefits that are no less favorable in the aggregate than those provided to Continuing Employees under the Company Benefit Plans immediately prior to the Closing.

(b) For purposes of eligibility, vesting and level of benefits (but not for purposes of benefit accruals under any defined benefit pension plan) under the benefit and compensation plans, programs, agreements and arrangements of Parent, the Surviving Corporation or any of their respective Subsidiaries in which Continuing Employees are eligible to participate following the Closing (the “Parent Plans”), Parent and the Surviving Corporation shall credit each Continuing Employee with his or her years of service with the Company, its Subsidiaries and any predecessor or other entities, to the same extent as such Continuing Employee was entitled immediately prior to the Closing to credit for such service under any similar Company Benefit Plan; provided, however, that no such service shall be credited to the extent that it would result in a duplication of benefits with respect to the same period of service. In addition, Parent, the Surviving Corporation or any of their respective Subsidiaries will cause (i) each Continuing Employee to be immediately eligible to participate, without any waiting time, in any and all Parent Plans, (ii) for purposes of each Parent Plan providing medical, dental, pharmaceutical or vision benefits to any Continuing Employee, all pre-existing condition exclusions and actively-at-work requirements of such Parent Plan to be waived for such Continuing Employee and his or her covered dependents, to the extent such conditions were inapplicable or waived under the comparable Company Benefit Plans in which such Continuing Employee participated immediately prior to the Closing, and (iii) for the plan year in which the Closing occurs, the crediting of each Continuing Employee with any co-payments, deductibles and out-of-pocket expenses paid prior to the Effective Time in satisfying any applicable copayments, deductibles or out-of-pocket requirements under any Parent Plan.

(c) Nothing in this Agreement shall confer upon any Company Personnel any right to continue in the employ or service of Parent, the Company or any of their respective Subsidiaries. Any provision in this Agreement to the contrary notwithstanding, nothing in this Section 5.11 shall (i) be deemed or construed to be an amendment or other modification of any Company Benefit Plan or Parent Plan, (ii) create any third party rights in any current or former service provider or employee of Parent, the Company or any of their respective Subsidiaries (or any beneficiaries or dependents thereof), (iii) alter or limit the ability of Parent, the Company or of their respective Subsidiaries to amend, modify or terminate any of the Company Benefit Plans or any other benefit or employment plan, program, agreement or arrangement after the Effective Time, or (iv) confer upon any current or former employee or other service provider of Parent, the Company or their respective Subsidiaries, any right to employment or service or continued employment or continued service with Parent, the Company or any of their respective Subsidiaries, or constitute or create an employment or agreement with, or modify the at-will status of, any employee or other service provider.

Section 5.12 Takeover Laws. Each party and its Board of Directors shall (1) use reasonable best efforts to ensure that no state takeover Law (including Chapters 110C, 110D and 110F of the Massachusetts General Laws) or similar Law is or becomes applicable to this Agreement, the Merger or any of the other transactions contemplated by this Agreement and (2) if any state takeover Law or similar Law becomes applicable to this Agreement, the Merger or any of the other transactions contemplated by this Agreement, use reasonable best efforts to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Law on this Agreement, the Merger and the other transactions contemplated by this Agreement.

Section 5.13 Financing. (a) Parent shall use its reasonable best efforts to obtain, or cause to be obtained, the proceeds of the Financing on the terms and conditions described in the Commitment Papers (including, as necessary, the “flex” provisions contained in any Fee Letter), including using its reasonable best efforts with respect to (i) complying with and maintaining in effect the Commitment Papers, including by complying with the “flex” provisions contained in any Fee Letter in accordance with the terms thereof and using reasonable best efforts to ensure the accuracy of all representations and warranties and the compliance with all covenants and agreements of Parent and its Subsidiaries under the Commitment Papers, (ii) negotiating, executing and delivering definitive agreements (and thereafter and until the Effective Time complying with and maintaining in effect such definitive agreements) with respect to the Debt Financing (the “Definitive Agreements”) (draft and executed copies of definitive credit agreements, indentures and/or purchase agreements and material ancillary documents shall be provided to the Company as promptly as practicable following reasonable request therefor) consistent with the terms and conditions contained in the Debt Commitment Letter (including, as necessary, the “flex” provisions contained in any Fee Letter) or, if available, on other terms that (A) are acceptable to Parent in its sole discretion, (B) would not reasonably be expected to delay (taking into account the expected timing of the Marketing Period) or adversely affect the ability of Parent to consummate the transactions contemplated hereby and (C) would otherwise be permitted by Section 5.13(b)(ii), and (iii) taking into account the expected timing of the Marketing Period, satisfying on a timely basis all conditions to obtaining the Financing that are within the control of Parent and its Subsidiaries and by paying when due any fees or deposits required by the Commitment Papers or any Fee Letter. If all of the respective conditions contained in any of the Commitment Papers have been satisfied (or upon funding will be satisfied) or waived, Parent shall use its reasonable best efforts to timely (A) cause the Financing Sources under the Debt Commitment Letter to fully fund the Financing provided for thereunder and (B) fully enforce its rights (including through litigation) under such Commitment Papers (and in the case of the Debt Financing under any Definitive Agreements) in the event of breach or threatened breach by the Financing Sources, including by seeking specific performance of the parties’ obligations thereunder, in each case, to the extent required to consummate the transactions contemplated by this Agreement at the Closing.

Without limiting this Section 5.13(a), Parent acknowledges and agrees that it shall be fully responsible for obtaining the Common Equity Financing and shall take (or cause to be taken) all actions, and do (or cause to be done) all things necessary, proper or advisable to obtain and consummate the Common Equity Financing at or prior to the Closing, including (1) satisfying on a timely basis all conditions to the obligations of the Financing Sources under the Common Equity Purchase Agreements to consummate the Common Equity Financing that are within the control of Parent and its Subsidiaries and (2) in the event any net proceeds are received by Parent under the Common Equity Purchase Agreements in advance of the Closing, holding and maintaining such funds for the purpose of consummating the transactions contemplated by this Agreement at the Closing.

(b) Parent shall not, without the prior written consent of the Company, (i) terminate or permit the termination, withdrawal, repudiation or rescission of, or release the obligations of any Financing Sources under, any of the Commitment Papers or Definitive Agreements (other than in the case of the Debt Financing either (x) a reduction of commitments in respect of the facilities in an amount equal to the net cash proceeds received by Parent or any of its domestic subsidiaries from the issuance of debt securities or incurrence of loans in accordance with the terms of the Debt Commitment Letter or (y) a Financing Reduction Exception), unless such Commitment Paper or Definitive Agreement is replaced at such time with a new commitment letter or credit agreement that, were it structured as an amendment to such Commitment Paper or Definitive Agreement, would satisfy the following clause (ii), or (ii) permit any amendment or modification to, or any waiver of any provision or remedy under, or replace, any of the Commitment Papers or Definitive Agreements if such amendment, modification, waiver, or replacement (w) adversely impacts in any material respect the ability of Parent to enforce its rights against the Financing Sources party to such Commitment Papers or Definitive Agreements, (x) would (1) add any new condition to the Financing (or modify any existing condition in a manner adverse to Parent) or otherwise be reasonably expected to materially delay or adversely affect (including with respect to timing, taking into account the expected timing of the Marketing Period) the ability of Parent to consummate the transactions contemplated by this Agreement, or (2) taking into account the expected timing of the Marketing Period, reasonably be expected to materially delay or prevent or make less likely the timely funding in full of any of the Financing or satisfaction of the conditions to obtaining any of the Financing, (y) reduces (or would reasonably be expected to have the effect of reducing) the aggregate amount of the Financing provided for under such Commitment Papers or Definitive Agreements (including by changing the amount of fees to be paid in respect of the Debt Financing or original issue discount in respect of the Debt Financing) unless, in the case of a reduction in the amount of the Debt Financing, the transactions contemplated hereby could still be consummated and all of Parent’s obligations hereunder satisfied through the aggregate net proceeds of the Common Equity Financing, any remaining portion of the Debt Financing and any debt financing under any new debt commitment letter that, were it structured as an amendment to the Debt Commitment Letter, would otherwise satisfy this clause (ii), together with the Parent Cash on Hand to be made available by Parent at the Effective Time and the Target Amount of Cash on Hand to be made available by the Company at the Effective Time (this clause (y), the “Financing Reduction Exception”), or (z) taking into account the expected timing of the Marketing Period, would reasonably be expected to prevent, impede or delay the consummation of the Merger and the other transactions contemplated by this Agreement; provided, that Parent may amend the Debt Commitment Letter to add Financing Sources, lead arrangers, bookrunners, syndication agents or similar entities who have not executed the Debt Commitment Letter as of the date hereof. Notwithstanding the foregoing, Parent shall not, without the prior written consent of the Company, (A) terminate or permit the termination, withdrawal, repudiation or rescission of, or release the obligations of any Financing Sources under, the Common Equity Purchase Agreements or (B) permit any amendment or modification to, or any waiver of any provision or remedy under, or replace, the Common Equity Purchase Agreements. Upon any such amendment, modification, waiver or replacement of the Debt Financing or the Common Equity Financing in accordance with this Section 5.13(b), the term “Debt Financing,” or “Common Equity Financing” shall mean the Debt Financing or Common Equity Financing, as the case may be, as so amended, supplemented, modified, waived or replaced, and the terms “Debt Commitment Letter,” “Definitive Agreements,” and “Common Equity Purchase Agreements” shall mean the Debt Commitment Letter, the Definitive Agreements, and the Common Equity Purchase Agreements, as the case may be, as so amended, supplemented, modified, waived or replaced.

(c) If any portion of the aggregate amount of the Debt Financing becomes unavailable on the terms and conditions set forth in the Debt Commitment Letter, regardless of the reason therefor, Parent shall (i) as promptly as practicable after obtaining Knowledge that such portion has become or is reasonably expected to become unavailable, notify the Company of such unavailability and, to the Knowledge of Parent, the reason therefor and (ii) use its reasonable best efforts to obtain, as promptly as practicable following the occurrence of such event and in any event no later than the last day of the Marketing Period, alternative financing (in an amount sufficient to enable the transactions contemplated hereby to be consummated) from the same or other sources and on terms and conditions that are not less favorable in the aggregate to Parent than such unavailable Debt Financing (including the “flex” provisions contained in any Fee Letter) pursuant to commitment letters (or other agreements) (complete and correct executed copies of which shall be promptly provided to the Company; provided, that any Fee Letter (or similar confidential letter) may be redacted in a customary manner solely with respect to fee amounts, yield and interest caps, original issue discount amounts and “flex” and “securities demand” terms and other similar economic terms that are confidential and do not adversely affect the enforceability, availability or conditionality of or the aggregate amount of net proceeds available under the Debt Financing). Notwithstanding the foregoing, no such alternative financing may expand upon the conditions precedent or contingencies to the funding of the Debt Financing on the Closing Date as set forth in the Debt Commitment Letter in effect on the date hereof or otherwise include terms (including any “flex” provisions) that would reasonably be expected to make the funding of such alternative financing less likely to occur. For the purposes of this Agreement, the terms “Debt Commitment Letter”, “Debt Financing” and “Fee Letter” shall be deemed to include any commitment letter (or similar agreement) or commitment or any fee letter referred to in such commitment letter with respect to any alternative financing arranged in compliance with this Section 5.13(c) (and any Debt Commitment Letter, Debt Financing and Fee Letter remaining in effect at the time in question).

(d) If any portion of the aggregate amount of the Common Equity Financing becomes unavailable (or is reasonably expected to become unavailable) on the terms and conditions set forth in the respective Common Equity Purchase Agreements, regardless of the reason therefor, Parent shall (i) as promptly as practicable after obtaining Knowledge thereof, notify the Company of such unavailability and, to the Knowledge of Parent, the reason therefor and (ii) use its reasonable best efforts to obtain, as promptly as practicable following the occurrence of such event and in any event no later than the last day of the Marketing Period, alternative common equity financing (in an amount sufficient to enable the transactions contemplated hereby to be consummated) from, pursuant to commitment letters (or similar agreements) with (complete and correct executed copies of which shall be promptly provided to the Company), the same or other sources and on terms and conditions that are not less favorable in the aggregate to Parent than such unavailable Common Equity Financing. Notwithstanding the foregoing, no such alternative financing may expand upon the conditions precedent or contingencies to the funding of the Common Equity Financing, as applicable, on the Closing Date as set forth in the respective Common Equity Purchase Agreements, in each case, in effect on the date hereof or otherwise include terms that would reasonably be expected to make the funding of such alternative financing less likely to occur. For the purposes of this Agreement, the terms “Common Equity Purchase Agreements” and “Common Equity Financing”, shall be deemed to include any commitment letter (or similar agreement) or commitment or any fee letter referred to in such commitment letter with respect to any alternative financing arranged in compliance with this Section 5.13(d) (and any Common Equity Purchase Agreements and Common Equity Financing, as applicable, remaining in effect at the time in question).

(e) The Company acknowledges and agrees that Parent shall not be required to consummate the Debt Financing until the final day of the Marketing Period. Parent acknowledges and agrees that the obtaining of the Financing (including any alternative financing) or any portion thereof is not a condition to the Closing.

(f) Parent shall provide the Company with prompt oral and written notice (i) of (x) any breach or default (or threatened breach or default or event which with notice or lapse of time or both would reasonably be expected to constitute a default) by any party to any of the Commitment Papers or the Definitive Agreements of which Parent has Knowledge or any actual or threatened termination, withdrawal, repudiation or rescission of any of the Commitment Papers or the Definitive Agreements or (y) any dispute or disagreement between or among Parent, on the one hand, and the Financing Sources under the Financing on the other hand, with respect to the obligation to fund any of the Financing or the amount of the Financing to be funded at Closing (but excluding, for the avoidance of doubt, any ordinary course negotiations with respect to the terms of the Financing), and (ii) if at any time for any reason Parent believes in good faith that it will not be able to obtain all or any portion of the aggregate amount of the Financing on the terms and conditions, in the manner or from the sources contemplated by any of the Commitment Papers or the Definitive Agreements; provided, however, that in no event will Parent be under any obligation to disclose any information shared among Parent and its professional advisors in connection with matters contemplated by clause (x) or (y) that is subject to attorney-client or similar privilege if Parent shall have used its reasonable best efforts to disclose such information in a way that would not waive such privilege. Parent shall keep the Company reasonably informed on a current basis of the status of its efforts to consummate the Financing (or any alternative financing).

(g) Prior to the Closing, the Company shall, and shall cause each of its Subsidiaries to, and shall use reasonable best efforts to cause its Representatives to, use reasonable best efforts to provide all cooperation reasonably requested by Parent in connection with the arrangement of the Financing (including, for the avoidance of doubt, any offering of Notes (as defined in the Debt Commitment Letter)) (provided, that (i) such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries and (ii) except as set forth in Section 5.13(g)(x) below, VMware and its Subsidiaries shall not be considered a Subsidiary of the Company for which the Company is obligated to comply with this Section 5.13(g)), which reasonable best efforts shall include:

(i) furnishing Parent as promptly as reasonably practicable with (x) financial information and other pertinent information and disclosures regarding the Company and its Subsidiaries as may be reasonably requested by Parent to consummate the Financing as is customary to be included in Syndication and Offering Materials, (y) (A) audited consolidated balance sheets and related statements of income and cash flows of the Company for the three (3) most recently completed fiscal years ended at least sixty (60) days prior to the Closing Date and unaudited consolidated balance sheets and related statements of income and cash flows of the Company for each subsequent fiscal quarter ended at least forty (40) days prior to the Closing Date (but, excluding the fourth quarter of any fiscal year) and, in each case, setting forth comparative figures for the prior fiscal year or the related period in the prior fiscal year, as the case may be, and summary and selected financial data related to the Company and its Subsidiaries of the type customarily included in Syndication and Offering Materials, in each case prepared in accordance with GAAP, except (in the case of the consolidated balance sheets and related statements of income and cash flows in respect of a fiscal quarter) for normal year-end audit adjustments, and (B) all other information and data related to the Company and its Subsidiaries necessary for Parent to satisfy the conditions set forth in paragraph 5, and clause (a) of paragraph 12 of Exhibit G of the Debt Commitment Letter and (z) all information and data related to the Company and its Subsidiaries that would be necessary for the lead arrangers to receive customary (in connection with an offering of debt securities pursuant to Rule 144A promulgated under the Securities Act) “comfort” letters (which shall include customary “negative assurance” comfort) from the independent accountants of the Company and its Subsidiaries in connection with such an offering;

(ii) reasonably cooperating with Parent in the preparation of customary pro forma financial statements prepared in accordance with the requirements of Regulation S-X as of the date that would be prescribed by Rule 11-02 of Regulation S-X as of the last day of the Marketing Period to be included in Syndication and Offering Materials; provided, that (x) Parent shall be responsible for the preparation of such pro forma financial statements and pro forma adjustments giving effect to the Merger and the other transactions contemplated herein and (y) the cooperation by the Company shall relate solely to the financial information and data derived from the Company’s historical books and records (such financial information and data required to prepare such pro forma financial statements, together with all information described in clause (i)(y) above, the “Required Information”);

(iii) in each case following Parent’s reasonable request, participating in a reasonable number of meetings, presentations, road shows, due diligence sessions, drafting sessions, meetings with prospective lenders and sessions with rating agencies in connection with the Financing (in each case at times and locations to be reasonably mutually agreed), and assisting with the preparation of materials for rating agency presentations, road show presentations, offering memoranda, registration statements, prospectuses, bank information memoranda (including, to the extent necessary, an additional bank information memorandum that does not include material non-public information) and similar documents customarily required in connection with financings similar to the Financing;

(iv) in each case following Parent’s reasonable request, cooperating with respect to due diligence in connection with the Financing, to the extent customary and reasonable;

(v) in each case following Parent’s reasonable request, using reasonable best efforts to obtain (A) customary consents of independent accountants of the Company and its Subsidiaries for use of their auditor opinions in customary materials relating to the Financing, (B) drafts of customary “comfort” letters of independent accountants of the Company and its Subsidiaries (which shall include customary “negative assurance” comfort) prior to the beginning of the Marketing Period, which such accountants would be prepared to issue at the time of pricing and at closing of any offering or private placement of the Debt Financing (in the form of debt securities) pursuant to Rule 144A under the Securities Act upon completion of customary procedures, (C) surveys of real property owned by the Company or any of its Subsidiaries that is to be mortgaged in connection with the Debt Financing, (D) title insurance as reasonably requested by Parent as necessary and customary for financings similar to the Debt Financing (including any offering or private placement of debt securities pursuant to Rule 144A under the Securities Act) and (E) reasonable assistance with Parent’s obtaining legal opinions;

(vi) in each case following Parent’s reasonable request, assisting reasonably in the preparation of a customary confidential information memorandum, rating agency presentations, road show presentations, offering documents, private placement memoranda, bank information memoranda (including, to the extent necessary, an additional bank information memorandum that does not include material non-public information), prospectuses and similar documents to be used in connection with the syndication of the Credit Facilities or offering of notes in connection with the Debt Financing (collectively, “Syndication and Offering Materials”);

(vii) in each case following Parent’s reasonable request, reasonably assisting Parent in procuring a public corporate credit rating and a public corporate family rating in respect of the relevant borrower or parent guarantor under the Credit Facilities and public ratings for any of the Credit Facilities or securities to be offered in connection with the Debt Financing;

(viii) to the extent that the Company or any of its Subsidiaries are to be party to the Financing following the Closing Date, in each case following Parent’s reasonable request, (A) assisting reasonably in the preparation of one or more credit or other agreements required in connection with the Financing, as well as any pledge and security documents, and other definitive financing documents, collateral filings or other certificates or documents as may be reasonably requested by Parent and required in connection with the Financing and otherwise reasonably facilitating the pledging and perfection of collateral required in connection with the Debt Financing (including the perfection of a security interest in the VMware Common Stock to be pledged in connection with the Margin Loan Financing as required in the Debt Commitment Letter), (B) obtaining customary authorization letters with respect to the bank information memoranda from a senior officer of Parent, (C) at least three (3) Business Days prior to Closing, providing all documentation and other information about the Company and its Subsidiaries that is reasonably requested by the lenders in connection with the Debt Financing and such lenders reasonably determine is required by applicable “know your customer” and anti-money laundering rules and regulations including without limitation the USA PATRIOT Act, to the extent requested by Parent in writing at least ten (10) Business Days prior to Closing and (D) reasonably facilitating the execution of resolutions or consents by the Company and its Subsidiaries that do not become effective until the Closing with respect to entering into such definitive financing documents and otherwise as necessary to permit consummation of the Financing, solely with the assistance of directors and officers who will continue to hold such offices and positions from and after the Effective Time;

(ix) in each case following Parent’s reasonable request, establishing one or more special purpose vehicles requested by Parent prior to Closing in connection with the Margin Loan Financing included in the Financing, with organizational documents for such special purpose vehicles in such customary form (including with respect to establishing bankruptcy remoteness) as Parent reasonably requests and appointing concurrently with the Effective Time to the board of directors (or comparable governing body) of such special purpose vehicles those persons reasonably designated by Parent in writing prior to Closing; provided, that no transfer of properties or assets or assignment of rights to such special purpose vehicles shall be effective prior to Closing; and

(x) with respect to the VMware Common Stock to be pledged in connection with the Margin Loan Financing, facilitating discussions with VMware regarding (A) the deposit of such shares of VMware Common Stock with The Depository Trust Company and the registration of such pledged shares of VMware Common Stock in the name of The Depository Trust Company or its nominee without any restrictive legends, (B) the execution and delivery of a customary issuer letter and (C) if requested by Parent in order to facilitate the perfection of security interest in such Common Stock, the issuance of physical certificates evidencing such Common Stock to the Company prior to Closing (or, in lieu thereof, the execution and delivery of a customary issuer control agreement by VMware with respect thereto);

provided, however, (A) none of the Company, any of its Subsidiaries or any of their respective directors or officers shall be obligated to adopt resolutions or execute consents to approve or authorize the execution of the Financing prior to the Effective Time (except as otherwise provided by Section 5.13(g)(viii)(D)), (B) no obligation of the Company or any of its Subsidiaries or any of their respective Representatives under any agreement, certificate, document or instrument executed pursuant to the foregoing shall be effective until the Closing, and (C) none of the Company, its Subsidiaries or any of their respective Representatives shall be required to (x) pay any commitment or other fee or incur any other out-of-pocket cost or expense that is not reimbursed by Parent or Dell promptly after written request by the Company or incur any other liability, in each case in connection with the Financing prior to the Closing, (y) take any action or permit the taking of any action that would conflict with or violate the Company’s organizational documents or any Laws or material Contracts or (z) take or permit the taking of any action that would (i) cause any covenant, representation or warranty in this Agreement to be breached by the Company or any of its Subsidiaries, or (ii) cause any director, officer or employee of the Company or any of its Subsidiaries to incur any personal liability. Nothing contained in this Section 5.13(g) or otherwise shall require the Company or any of its Subsidiaries to be an issuer or other obligor with respect to the Financing that is not conditioned on the Closing. Parent or Dell shall, promptly upon request by the Company, reimburse the Company for all out-of-pocket costs and expenses incurred by the Company or its Subsidiaries or their respective Representatives in connection with such cooperation and shall indemnify and hold harmless the Company and its Subsidiaries and their respective Representatives for and against any and all Losses actually suffered or incurred by them in connection with the arrangement of the Financing or any other financing that Parent may raise in connection with the transactions contemplated by this Agreement, any action taken by them pursuant to this Section 5.13(g) and any information utilized in connection therewith (other than information regarding the Company or its Subsidiaries provided in writing by the Company or its Subsidiaries specifically for use in connection therewith).

(h) The Company hereby consents to the use of its and its Subsidiaries’ logos (in the case of VMware’s and its Subsidiaries’ logos, solely to the extent the Company may be entitled to consent thereto) solely for the purpose of obtaining the Financing; provided, that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries or any of their respective intellectual property rights.

(i) Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 5.13 shall require, and in no event shall the reasonable best efforts of Parent be deemed or construed to require, any of Parent to (i) pay any fees to the lenders or increase any interest rates or original issue discounts applicable to the Debt Financing in excess of those contemplated in the Debt Commitment Letter and any related Fee Letters (including the “flex” provisions thereof), whether to secure waiver of any conditions contained therein or otherwise, (ii) amend or waive any of the terms or conditions hereof or under any of the Commitment Papers or (iii) consummate the Closing at any time prior to the date determined in accordance with Section 1.02.

(j) No later than the date of commencement of the Marketing Period (such date, the “Marketing Period Commencement Date”) and thereafter at all times until the earliest of (i) the Closing, (ii) the termination of this Agreement in accordance with its terms and (iii) the date on which such Marketing Period is deemed to have not commenced pursuant to the definition thereof so that such period ceases to be the Marketing Period (such period, a “Minimum Parent Cash Period”), each of Parent and Dell shall take all actions required so that they collectively have available cash on hand in bank accounts located in the United States in an amount no less than Two Billion Nine Hundred Fifty Million ($2,950,000,000) (such minimum amount, the “Parent Cash on Hand”); provided, that the required minimum amount of Parent Cash on Hand shall be decreased (but not below zero) by the aggregate amount of any indebtedness for borrowed money of Parent or its Subsidiaries that is repaid or redeemed by Parent or its Subsidiaries before the Closing Date that, if outstanding as of the Closing Date, would have been required to be repaid, redeemed, discharged or refinanced as required by Annex I to Exhibit A to the Debt Commitment Letter (any such reduction, a “Permitted Reduction”). Parent and Dell shall cause the Parent Cash on Hand (after giving effect to any Permitted Reduction) to be available without restriction no later than the Closing Date for the purpose of financing the transactions contemplated by this Agreement at the Effective Time. On the Marketing Period Commencement Date, Parent shall confirm to the Company in writing that it and Dell have the Parent Cash on Hand, providing reasonable supporting evidence of the sources thereof. During any Minimum Parent Cash Period, Parent shall notify the Company in writing promptly (A) of any Permitted Reduction, providing reasonable supporting evidence thereof, and (B) in the event that at any time Parent and Dell do not have the Parent Cash on Hand (after giving effect to any Permitted Reduction). Parent and Dell agree that, at the Closing, Parent and Dell shall make available to finance the cash payments to be made on the Closing Date in accordance with this Agreement, no less than the Parent Cash on Hand (after giving effect to any Permitted Reduction).

Section 5.14 Company Cooperation on Certain Matters. After the date hereof and prior to the Effective Time, Parent and the Company shall cooperate in good faith to establish a mechanism reasonably acceptable to both parties by which the parties will, subject to applicable Law, confer on a regular and continued basis regarding integration planning matters and communicate and consult with specific persons to be identified by each party to the other with respect to the foregoing.

Section 5.15 Liquidation of Investments; Cash Transfers.

(a) Prior to the Closing Date, subject to compliance with applicable Law by the Company and its Subsidiaries, the Company shall, and shall cause its wholly-owned Subsidiaries to (i) sell for cash, with effect as of a date reasonably proximate to the Closing Date, marketable securities (other than shares of VMware Common Stock) and cash equivalents held by, or on behalf of or for the benefit of, the Company and/or any of such Subsidiaries (the “Investments Liquidation”), and (ii) transfer from such Subsidiaries (whether through loans, loan repayments, dividends, distributions or other transfers to the Company or other such Subsidiaries), prior to the Effective Time, an amount of Available Cash to the Company (the “Cash Transfers”), such that the Company shall (A) make available at the Effective Time no less than the Target Amount of Cash on Hand (giving effect to any reduction pursuant to Section 5.15(c)) and (B) use reasonable efforts to make available at the Effective Time any additional Available Cash that exceeds the Target Amount of Cash on Hand to the extent a specific amount of Available Cash in excess of the Target Amount of Cash on Hand is requested in writing by Parent at least fifteen (15) days prior to the anticipated expiration of the Marketing Period. The Company shall, and shall cause its Representatives to, keep Parent and its Representatives reasonably informed regarding the planning and status of the Cash Transfers and consult with Parent and its Representatives in good faith in advance on the method of completing the Cash Transfers. The Company agrees that, at the Closing, the Company shall make available to finance the cash payments to be made on the Closing Date in accordance with this Agreement, no less than the Target Amount of Cash on Hand (giving effect to any reduction pursuant to Section 5.15(c)) and shall use reasonable efforts to make available any additional Available Cash pursuant to clause (B) above.

(b) The Company shall not make Cash Transfers from Subsidiaries located outside of the United States if such Cash Transfers would be reasonably likely to result in any Tax becoming payable with respect to such Cash Transfers, unless Parent shall have given its prior written consent to such Cash Transfers (or, if applicable, any strategic plan preapproved by Parent in writing under which such Cash Transfers will be effected, which strategic plan contemplates such Taxes becoming payable); provided, that if any Cash Transfers with respect to which Parent withheld its consent pursuant to this sentence are necessary to permit the Company to make available at the Effective Time no less than the Target Amount of Cash on Hand (giving effect to any reduction pursuant to Section 5.15(c)), then Parent and the Company shall cooperate in good faith to find an alternative structure to effect such Cash Transfers (including through loans to Subsidiaries of Parent, as designated by Parent, made concurrently with the Closing on the Closing Date) and if no such alternative is agreed after such cooperation, upon the tenth (10th) day prior to the anticipated expiration of the Marketing Period, Parent shall automatically be deemed to have consented to any such Cash Transfers solely to the extent necessary to permit the Company to make available at the Effective Time no less than the Target Amount of Cash on Hand (giving effect to any reduction pursuant to Section 5.15(c)). It is understood and agreed that any Taxes payable with respect to Cash Transfers required by this Section 5.15 shall be the responsibility of the Company or its applicable Subsidiaries following the Closing and shall not reduce Available Cash for purposes of determining whether the Company has made available the Target Amount of Cash on Hand.

(c) As promptly as practicable prior to the Closing (but not less than three (3) Business Days prior to the Closing Date), if Parent determines that the amount of Cash on Hand necessary to effectuate the transactions contemplated by this Agreement to occur on the Closing Date is less than the Target Amount, Parent may, in its sole discretion, elect to irrevocably notify the Company in writing (which notification shall include a schedule of estimated sources and uses of cash on the Closing Date in connection with the transactions contemplated by this Agreement) of a decrease in the Target Amount of Cash on Hand that the Company is required to make available at the Effective Time and if such notice identifies the Subsidiaries of the Company that will continue to retain cash that would otherwise have been the subject of a Cash Transfer but for the notice delivered pursuant to this Section 5.15(c), such cash shall be retained at such Subsidiaries. Notwithstanding anything to the contrary contained in this Agreement, the condition set forth in Section 6.02(b), as it applies to the obligations under this Section 5.15, shall be deemed satisfied if the Company makes available at the Effective Time no less than the Target Amount of Cash on Hand and has complied in good faith using all reasonable efforts with respect to all other obligations under this Section 5.15.

(d) The Company shall confirm in writing to Parent and provide reasonable supporting evidence of the amount of Cash on Hand as of the opening of business on the Closing Date. Notwithstanding anything to the contrary in this Agreement, the Company shall (i) not be obligated to initiate or effect any Cash Transfers or Investments Liquidation until on or after the date that is fifteen (15) days prior to the anticipated expiration of the Marketing Period and (ii) have no obligation to initiate or effect any Cash Transfers or Investments Liquidation under this Section 5.15 unless and until Parent has delivered a written notice meeting the requirements of Section 5.13(j) with respect to the Parent Cash on Hand, together with any updates thereto to the extent required under Section 5.13(j).

(e) For the purposes of this Section 5.15:

(i) “Available Cash” means cash that is unrestricted under applicable Law) and that (prior to the Cash Transfers, but after giving effect to the Investments Liquidation) is held by one or more wholly-owned Subsidiaries of the Company that, in the aggregate, exceeds One Billion Dollars ($1,000,000,000).

(ii) “Cash on Hand” means cash held in one or more bank accounts registered in the name of the Company and available without restriction for the funding of the Merger and the other transactions contemplated by this Agreement to occur at the Closing.

(iii) “Target Amount” means an amount equal to:

(A) Four Billion Seven Hundred Fifty Million Dollars ($4,750,000,000);

(B) plus, the aggregate amount of any indebtedness for borrowed money of the Company and its Subsidiaries (other than VMware and its Subsidiaries) incurred between September 30, 2015 and the Closing Date (for avoidance of doubt, excluding (A) any such indebtedness for borrowed money outstanding between (i) the Company and any wholly-owned Subsidiary of the Company or (ii) wholly-owned Subsidiaries of the Company) and (B) any letters of credit (to the extent undrawn on the Closing Date), capital leases, operating leases or similar obligations), to the extent such indebtedness for borrowed money remains outstanding on the Closing Date;

(C) plus, the aggregate amount, if any, received from VMware prior to the Closing upon any voluntary repayment of the outstanding principal amount of the VMware Promissory Notes; and

(D) minus, the aggregate amount of any indebtedness for borrowed money of the Company and its Subsidiaries (other than VMware and its Subsidiaries) repaid or redeemed by the Company and its Subsidiaries (other than VMware and its Subsidiaries) between September 30, 2015 and the Closing Date that, if outstanding as of the Closing Date, would have been Commercial Paper Debt (it being understood and agreed that pursuant to the definition thereof, no notes constituting Commercial Paper Debt shall be permitted to mature on a date occurring after the Effective Time) or otherwise required to be repaid, redeemed, discharged or refinanced as required by Annex I to Exhibit A to the Debt Commitment Letter (which Annex I includes the Revolving Credit Facility);

provided, that the Target Amount shall be irrevocably decreased to the extent set forth in any notice delivered by Parent pursuant to Section 5.15(c).

Section 5.16 Cooperation with Divestitures. To the extent requested by Parent, the Company will, and will cause its Subsidiaries (other than VMware and its Subsidiaries) to, use commercially reasonable efforts to provide assistance with respect to such actions as may be reasonably necessary and reasonably requested by Parent in connection with its pursuit of divestitures of certain businesses of the Company after the Closing Date, including (a) assisting Parent in preparation for commencing a sales process (including setting up an electronic data room) with potential purchasers of any of the Company’s or its Subsidiaries’ businesses or other assets proposed by Parent to be subject to any such divestitures, (b) furnishing available materials describing each business that is contemplated to be divested such as sales and marketing materials and internal reports regarding the performance of such businesses, (c) preparing and furnishing financial (including pro forma) information and other pertinent information regarding the Company and its Subsidiaries and preparing and furnishing financial statements for such businesses or assets and, if requested, assisting in any audit of such financial statements and in the preparation of pro forma financial information, (d) preparing confidential information memoranda and related presentation and other materials with respect to any such divestitures, (e) assisting with the evaluation and planning of restructuring activities to permit the consummation of such divestitures and (f) participating in a reasonable number of due diligence meetings, presentations and sessions with Parent and its Representatives in connection with the foregoing; provided, however, that the Company shall not be required to take any action that would be reasonably likely to prevent or delay the consummation of the Merger; provided, further, the foregoing shall not be construed as requiring the Company or any of its Subsidiaries to negotiate or enter into, prior to the Closing, any Contracts for the sale of any of its businesses or other assets and Parent agrees not to contact any potential purchasers regarding any divestiture of any business of the Company or any of its Subsidiaries until after the Effective Time without the prior consent of the Company. Parent and Dell agree to reimburse the Company and its Subsidiaries upon demand for all out-of-pocket costs and expenses reasonably incurred by them in taking the actions requested by Parent pursuant to this Section 5.16.

Section 5.17 Treatment of Indebtedness. On or prior to the second Business Day prior to the Effective Time, the Company shall deliver to Parent a copy of a payoff letter (subject to delivery of funds), in customary form and substance, from the Administrative Agent (as defined in the Revolving Credit Facility) under the Revolving Credit Facility. The Company shall, and shall cause its Subsidiaries to, deliver all notices (which notices may be subject to the consummation of the Financing) and take all other actions to facilitate the termination of commitments under the Revolving Credit Facility, the repayment in full of all Obligations (as defined in the Revolving Credit Facility) then outstanding thereunder and the release of any Liens and termination of all guarantees (if any) in connection therewith on the Closing Date.

Section 5.18 Works Councils. Within sixty (60) days following the date hereof, the Company shall inform Parent of whether the Company or any of its Subsidiaries is bound by any material local or national level collective agreements with trade unions, works councils or other similar employee representative bodies, and provide to Parent copies of any such agreements to the extent that they may impact any party’s obligations to inform and/or consult with employees of the Company or any of its Subsidiaries or their representatives. Neither the Company nor any of its Subsidiaries shall provide any material information to any of its employees or employee representatives in connection with the intentions of Parent regarding the Company’s and its Subsidiaries’ employees without first consulting with Parent.

Section 5.19 Parent Certificate; By-laws; Tracking Stock Policy Statement. Prior to the Effective Time, Parent shall cause the Parent Certificate to be filed with the Secretary of State of the State of Delaware substantially in the form attached hereto as Exhibit C, except for such amendments or modifications thereto that would not require the consent of the holders of Class V Common Stock voting as a separate class if such amendment or modifications were made following the Effective Time. Concurrent with the filing of the Parent Certificate pursuant to this Section 5.19, Parent’s Board of Directors shall adopt by-laws containing the provisions set forth on Exhibit D and the Tracking Stock Policy Statement Regarding DHI Group Matters and Class V Group Matters in the form attached hereto as Exhibit E.

Section 5.20 De-Listing. The Company will use its commercially reasonable efforts to cooperate with Parent to cause the shares of Company Common Stock to be de-listed from the NYSE and deregistered under the Exchange Act, and to cause all other registration statements related to securities of the Company to be withdrawn and the securities covered thereby to be deregistered under the Exchange Act, in each case, as soon as practicable following the Effective Time.

Section 5.21 Tax Matters.

(a) Notwithstanding anything herein to the contrary, none of Parent, the Company or Merger Sub shall take, or omit to take, any action that would, or could reasonably be expected to, prevent or impede the Merger from qualifying as an exchange described in Section 351 of the Code. Both prior to and following the Effective Time, Parent and the Company shall use their commercially reasonable best efforts, and shall cause their respective Subsidiaries to use their commercially reasonable best efforts, to take or cause to be taken any action necessary for the Merger to qualify as an exchange described in Section 351 of the Code (the “Intended Tax Treatment”), including (i) reasonably refraining from any action that such party knows, or is reasonably expected to know, is reasonably likely to prevent the Intended Tax Treatment, (ii) executing such amendments to this Agreement as may be reasonably required in order to obtain the Intended Tax Treatment (it being understood that no party will be required to agree to any such amendment that it determines in good faith is reasonably likely to materially adversely affect the value of the Merger to such party or its shareholders), and (iii) using its reasonable best efforts to obtain the opinions referred to in Section 6.02(d) and Section 6.03(c), and any tax opinions required to be filed with the SEC in connection with the filing of the Form S-4, including by executing customary letters of representation. In the event the parties are not able to obtain such tax opinions, solely to the extent necessary to obtain the opinions referred to in Section 6.02(d) and Section 6.03(c), Parent and the Company shall modify the structure of the transaction such that a new holding corporation is formed to acquire both Parent and Company in a transaction described in Section 351 of the Code, which modification to the structure of the transaction shall preserve to the greatest extent possible the economic substance of the transactions contemplated by this Agreement, and shall work together in good faith to promptly implement such modification. Each of Parent and the Company shall report the Merger, taken together with related transactions (or, if the structure of the transaction is modified pursuant to Section 5.21(a), such modified transaction, taken together with related transactions), as an exchange described in Section 351 of the Code and shall not take any position inconsistent with such treatment unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(b) After the date of this Agreement, Parent shall cooperate with the Company in good faith to deliver to the Company a copy of the proposed form of the Parent Tax Opinion together with all letters or certificates that form the basis therefor (collectively, the “Parent Tax Opinion Materials”). The Company shall be entitled to a reasonable amount of time to provide Parent with written comments on the Parent Tax Opinion Materials. Parent shall furnish the Company with a copy of the final Parent Tax Opinion Materials.

(c) After the date of this Agreement, the Company shall cooperate with Parent in good faith to deliver to Parent a copy of the proposed form of the Company Tax Opinion together with all letters or certificates that form the basis therefor (collectively, the “Company Tax Opinion Materials”). Parent shall be entitled to a reasonable amount of time to provide the Company with written comments on the Company Tax Opinion Materials. The Company shall furnish Parent with a copy of the final Company Tax Opinion Materials.

(d) Prior to Closing, the Company shall use reasonable efforts to facilitate discussions between VMware and Parent as to an amendment to the Tax Sharing Agreement dated August 13, 2007 between the Company, VMware and the other parties thereto (the “Tax Sharing Agreement”), whereby Parent and its Subsidiaries will become parties to the Tax Sharing Agreement effective as of the Closing Date and which amendment will reflect that the Company and its Subsidiaries will become members of one or more combined, consolidated or affiliated tax groups, the common parent of which is Parent.

Section 5.22 Headquarters. As of and for at least ten (10) years following the Effective Time, the global headquarters for the combined enterprise systems business of Parent and the Company shall be located in the Commonwealth of Massachusetts.

Section 5.23 Independent Directors. Prior to the Effective Time, representatives of Parent shall consult with the Chairman of the Board of Directors of the Company concerning the three (3) persons to serve on the Board of Directors of Parent following the Effective Time who satisfy the independence requirements of a company listed on the national securities exchange on which the Class V Stock will be listed (the “Parent Independent Directors”). After such consultation and after being provided with the list of three (3) persons who Parent desires to serve as the Parent Independent Directors, the Chairman of the Board of Directors of the Company may within two (2) Business Days after receiving such list deliver a written notice to Parent that he desires one (but not more than one) of such persons to be taken out of consideration for election as a Parent Independent Director. If such a notice is properly delivered, Parent will not designate such person to be elected as a Parent Independent Director and will instead determine in its sole discretion, but after consultation with the Chairman of the Board of Directors of the Company, the person who will serve as the third Parent Independent Director. Parent shall take such actions as are necessary to cause the three (3) persons selected in accordance with the provisions of this Section 5.23 to be elected to the Board of Directors of Parent as of the Effective Time.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.01 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or (to the extent permitted by Law) waiver by Parent and the Company on or prior to the Closing Date of the following conditions:

(a) Shareholder Approvals. The Company Shareholder Approval shall have been obtained.

(b) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by a court or agency of competent jurisdiction located in the United States or in another jurisdiction outside of the United States in which the Company or any of its Subsidiaries, or Parent or any of its Subsidiaries, has material business or operations (each such jurisdiction, an “Applicable Jurisdiction”) that prohibits or makes illegal the consummation of the Merger shall have been issued and remain in effect, and no Law shall have been adopted, enacted, issued, enforced, entered, or promulgated in the United States or any Applicable Jurisdiction that prohibits or makes illegal the consummation of the Merger.

(c) Antitrust Laws. All applicable waiting periods under the HSR Act with respect to the transactions contemplated by this Agreement shall have expired or been terminated and all consents required under any other Antitrust Law of the jurisdictions set forth on Section 6.01(c) of the Parent Disclosure Letter shall have been obtained or any applicable waiting period thereunder shall have expired or been terminated.

(d) Effectiveness of Form S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

Section 6.02 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction or (to the extent permitted by Law) waiver by Parent on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company contained in Section 3.01(c)(i), (ii), (iii), (v), (vi), (ix) and (x), Section 3.01(d) and Section 3.01(x) shall be true and correct in all material respects (which, with respect to the representations and warranties contained in Section 3.01(c)(i), (ii), (iii), (vi) or (ix) will mean that there are no inaccuracies in such representations and warranties that, individually or in the aggregate would result in the sum of (x) the increase in the aggregate of consideration required to be paid to the holders of Company Common Stock and Company Equity Awards hereunder at the Closing) and (y) the increase in the aggregate outstanding principal amount of indebtedness for borrowed money exceeding $275,000,000, in each case, as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), (ii) the representations and warranties of the Company contained in the first sentence of Section 3.01(i) and Section 3.01(v) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on the Closing Date and (iii) all other representations and warranties of the Company contained in this Agreement shall be true and correct (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect set forth therein) as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specified date, in which case as of such specified date), except, in the case of this clause (iii), for such failures to be true and correct that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Parent shall have received a certificate signed on behalf of the Company by the chief executive officer or the chief financial officer of the Company to such effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing (except for the obligation under Section 5.15(a) for the Company to make available no less than the Target Amount of Cash on Hand (giving effect to any reduction pursuant to Section 5.15(c)), which the Company shall have performed in all respects), and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer or the chief financial officer of the Company to such effect.

(c) No Material Adverse Effect. Since the date of this Agreement, there shall not have been any event, development, circumstance, change, effect or occurrence that, individually or in the aggregate, has, or would reasonably be expected to have, a Material Adverse Effect. Parent shall have received a certificate signed on behalf of the Company by the chief executive officer or the chief financial officer of the Company to such effect.

(d) Tax Opinion. Parent shall have received (A) from Simpson Thacher & Bartlett LLP a written opinion dated the Closing Date, in form and substance reasonably satisfactory to Parent, to the effect that, based on the facts, representations, assumptions and exclusions set forth or described in such opinion, (x) the Merger, taken together with related transactions, (or, if the structure of the transaction is modified pursuant to Section 5.21(a), such modified transaction, taken together with related transactions) should qualify as an exchange described in Section 351 of the Code and (y) for U.S. Federal income tax purposes the Class V Common Stock should be considered common stock of Parent (collectively, the “Parent Tax Opinion”) and (B) a copy of the Company Tax Opinion. Such counsel shall be entitled to rely upon customary representation letters from each of Parent and the Company (or any other relevant parties), in each case, in form and substance reasonably satisfactory to such counsel. Each such representation letter shall be dated as of the date of such opinion.

Section 6.03 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction or (to the extent permitted by Law) waiver by the Company on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent, Dell and Merger Sub contained in Section 3.02(h) and Section 3.02(l) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, (ii) the representations and warranties of Parent, Dell and Merger Sub contained in Section 3.02(i) shall be true and correct (without giving effect to any qualifications or limitations as to materiality or Parent Material Adverse Effect set forth therein) as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specified date, in which case as of such specified date), except, in the case of this clause (ii), for such failures to be true and correct that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and (iii) all other representations and warranties of Parent, Dell and Merger Sub contained in this Agreement shall be true and correct (without giving effect to any qualifications or limitations as to materiality set forth therein), in each case, as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for such failures to be true and correct that, individually or in the aggregate, have not prevented, and would not reasonably be expected to prevent, the ability of Parent, Dell, or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement. The Company shall have received a certificate signed on behalf of Parent by the chief executive officer or chief financial officer of Parent to such effect.

(b) Performance of Obligations of Parent, Dell and Merger Sub. Parent, Dell and Merger Sub shall have performed in all material respects (except for the obligations under Section 5.19, which Parent, Dell and Merger Sub shall have performed in all respects) all obligations required to be performed by them under this Agreement at or prior to the Closing, and the Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

(c) Tax Opinion. The Company shall have received (A) from Skadden, Arps, Slate, Meagher & Flom LLP, counsel to the Company, in form and substance reasonably satisfactory to the Company, a written opinion dated the Closing Date to the effect that, based on the facts, representations, assumptions and exclusions set forth or described in such opinion, (x) the Merger, taken together with related transactions, (or, if the structure of the transaction is modified pursuant to Section 5.21(a), such modified transaction, taken together with related transactions) should qualify as an exchange described in Section 351 of the Code and (y) for U.S. Federal income tax purposes the Class V Common Stock should be considered common stock of Parent (collectively, the “Company Tax Opinion”) and (B) a copy of the Parent Tax Opinion. Such counsel shall be entitled to rely upon customary representation letters from each of Parent and the Company (or any other relevant parties), in each case, in form and substance reasonably satisfactory to such counsel. Each such representation letter shall be dated as of the date of such opinion.

(d) Listing. The shares of Class V Common Stock issuable to the Company’s shareholders pursuant to this Agreement shall have been approved for listing on the NYSE or NASDAQ, subject to official notice of issuance.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.01 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Company Shareholder Approval (other than in the case of a termination pursuant to Section 7.01(d)(ii) which may only be invoked prior to the receipt of the Company Shareholder Approval):

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company:

(i) if the Merger shall not have been consummated on or before December 16, 2016 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 7.01(b)(i) shall not be available to any party whose material breach of a representation, warranty or covenant in this Agreement has been the principal cause of the failure of the Merger to be consummated on or before the Outside Date;

(ii) if any Governmental Entity of competent jurisdiction located in the United States or any Applicable Jurisdiction shall have (x) adopted, enacted, issued, entered, or promulgated, enforced or deemed applicable to the Merger any Law that prohibits or makes permanently illegal the consummation of the Merger or (y) issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger, and such order, decree, ruling or action shall have become final and nonappealable; provided, however, that the right to terminate under this Section 7.01(b)(ii) shall not be available to any party whose material breach of this Agreement has been the principal cause of such action; or

(iii) if the Company Shareholder Approval shall not have been obtained upon a vote taken thereon at the Company Shareholders’ Meeting duly convened therefor or at any adjournment or postponement thereof at which the vote was taken;

(c) by Parent if:

(i) the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.02(a) or Section 6.02(b) and (B) is incapable of being cured by the Company at least three Business Days prior to the Outside Date or, if capable of being so cured, shall not have been cured by the Company until the earlier of (x) three Business days prior to the Outside Date and (y) within 30 calendar days following receipt of written notice of such breach or failure to perform from Parent; provided, that Parent is not then in material breach of this Agreement so as to cause any of the conditions set forth in Section 6.01 or Section 6.03 not to be capable of being satisfied; or

(ii) (A) the Board of Directors of the Company or any committee thereof shall have made a Change of Recommendation, (B) the Company shall have Willfully and Materially breached or Willfully and Materially failed to perform in any material respect its obligations or agreements contained in Section 4.02 or its obligation under Section 5.01 to convene the Company Shareholders’ Meeting, (C) the Company shall have failed to include the Company Recommendation in the Proxy Statement, (D) an Acquisition Proposal has been publicly announced and the Board of Directors of the Company shall have failed to issue a press release that expressly reaffirms the Company Recommendation within ten Business Days of receipt of a written request by Parent to provide such reaffirmation, (E) any tender offer or exchange offer is commenced with respect to the outstanding shares of Company Common Stock, and the Board of Directors of the Company shall not have recommended that the Company’s shareholders reject such tender offer or exchange offer and not tender their Company Common Stock into such tender offer or exchange offer within ten Business Days after commencement of such tender offer or exchange offer, or (F) the Company or its Board of Directors (or any committee thereof) shall have resolved to, or publicly announced its intention to, take any of the actions specified in this Section 7.01(c)(ii);

(d) by the Company if:

(i) Parent, Dell or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.03(a) or Section 6.03(b) and (B) is incapable of being cured by Parent, Dell or Merger Sub at least three Business Days prior to the Outside Date or, if capable of being cured, shall not have been so cured by Parent, Dell or Merger Sub until the earlier of (x) three Business Days prior to the Outside Date and (y) within 30 calendar days following receipt of written notice of such breach or failure to perform from the Company; provided, that the Company is not then in material breach of this Agreement so as to cause any of the conditions set forth in Section 6.01 or Section 6.02 not to be capable of being satisfied;

(ii) at any time prior to obtaining the Company Shareholder Approval (but only after the expiration of any notice period required under Section 4.02(d)) if (A) the Board of Directors of the Company determines, in response to an Acquisition Proposal from a person that is not an Affiliate of the Company, after consultation with its outside legal advisors and a financial advisor of nationally recognized reputation, that such Acquisition Proposal is a Superior Proposal (after giving effect to any changes to the terms of this Agreement proposed by Parent in response to such Acquisition Proposal or otherwise) and that, after consultation with its outside legal advisors, the failure to terminate this Agreement would be inconsistent with its fiduciary duties under applicable Law, (B) the Company has complied in all material respects with its obligations under Section 4.02, (C) the Company executes an Alternative Acquisition Agreement with respect to such Superior Proposal concurrently with the termination of this Agreement and (D) the Company concurrently with the termination of this Agreement pays to Parent the Company Termination Fee; or

(iii) (A) all of the conditions set forth in Section 6.01 and Section 6.02 have been satisfied or (to the extent permitted by Law) waived (other than those conditions that, by their nature, cannot be satisfied until the Closing so long as such conditions would be satisfied if the Closing Date were the date of such termination of this Agreement) at the time the Closing is required to occur pursuant to Section 1.02; (B) the Company has irrevocably notified Parent in writing (x) that all of the conditions set forth in Section 6.01 and Section 6.03 have been satisfied (other than those conditions that, by their nature, cannot be satisfied until the Closing so long as such conditions would be satisfied if the Closing Date were the date of such notice of termination of this Agreement) or that it is waiving any such unsatisfied conditions to Section 6.01 and Section 6.03 for the purpose of consummating the Closing and (y) it is ready, willing and able to consummate the Closing and will consummate the Closing if Parent and Merger Sub do (provided that such irrevocable notice may remain subject to the continued satisfaction as of the Closing of the conditions set forth in Section 6.01(b), Section 6.03(a) (solely as such condition relates to the representations set forth in Section 3.02(h)), Section 6.03(b) (solely as such condition relates to the obligations under Section 5.19), Section 6.01(d) and Section 6.03(d)); and (C) Parent and Merger Sub fail to complete the Closing within three (3) Business Days following the later of (x) the date the Closing was required to occur under Section 1.02 and (y) the date of receipt of such notice from the Company (provided that during such three (3)-Business Day period Parent shall not be permitted to terminate this Agreement pursuant to Section 7.01(b)(i)).

Section 7.02 Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Dell, Merger Sub or the Company under this Agreement, except that (a) the Dell Obligations and (b) this Section 7.02, Section 7.03 and Article VIII shall survive such termination indefinitely; provided, however, that no such termination shall relieve the Company from any liability or damages for fraud or Willful and Material Breach by the Company of any of its representations, warranties, covenants or other agreements set forth in this Agreement, up to a maximum aggregate amount of Four Billion Dollars ($4,000,000,000) suffered by Parent, Dell or Merger Sub. “Willful and Material Breach” means a deliberate act or a deliberate failure to act, which act or failure to act constitutes in and of itself a material breach of this Agreement, regardless of whether breaching was the conscious object of the act or failure to act.

Section 7.03 Fees and Expenses.

(a) Except as otherwise expressly provided in this Agreement, all fees and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except that expenses incurred in connection with the printing and mailing of the Form S-4 and the Proxy Statement and in connection with notices or other filings with any Governmental Entities under any Antitrust Laws shall be shared equally by Parent and the Company.

(b) If this Agreement is terminated by Parent pursuant to Section 7.01(c)(ii) (or by the Company pursuant to Section 7.01(b)(i) at a time when Parent was permitted to terminate this Agreement pursuant to Section 7.01(c)(ii)), then the Company shall pay Parent (or its designee) a fee in the amount equal to Two Billion Five Hundred Million Dollars ($2,500,000,000) (the “Company Termination Fee”) by wire transfer of same-day funds no later than the second Business Day following the date of such termination of this Agreement.

(c) If this Agreement is terminated by the Company pursuant to Section 7.01(d)(ii), then the Company shall pay Parent (or its designee) the Company Termination Fee by wire transfer of same-day funds prior to or concurrently with such termination; provided, that, and only in such circumstances, if such termination occurs prior to the No-Shop Period Start Date, the Company Termination Fee shall mean a fee in the amount equal to Two Billion Dollars ($2,000,000,000).

(d) If after the date hereof, (i) an Acquisition Proposal shall have been made to the Company or shall have been made directly to the shareholders of the Company generally or shall have otherwise become publicly known or any person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal, (ii) thereafter this Agreement is terminated pursuant to Section 7.01(b)(iii) or Section 7.01(c)(i) and (iii) within 12 months after any such termination referred to in clause (ii) above, the Company enters into an Alternative Acquisition Agreement with respect to, or consummates the transactions contemplated by, an Acquisition Proposal (regardless of whether such Acquisition Proposal is (x) made before or after termination of this Agreement or (y) is the same Acquisition Proposal referred to in clause (i) above), then (subject to the aggregate limitation set forth in the proviso to Section 7.02), the Company shall pay to Parent (or its designee) the Company Termination Fee by wire transfer of same-day funds, on the date of the first to occur of such event(s) referred to above in this clause (iii); provided, however, that for purposes of the definition of “Acquisition Proposal” in this Section 7.03(d), references to “20%” shall be replaced by “50%”; and references to “or any Significant Subsidiary of the Company” and “or any of its Significant Subsidiaries” shall be deemed to refer only to VMware, subject to Section 7.03(d) of the Company Disclosure Letter.

(e) If this Agreement is terminated by the Company (x) pursuant to Section 7.01(d)(i) due to a breach of covenants by Parent, Dell or Merger Sub or due to a breach of the representations and warranties contained in Section 3.02(g) or Section 3.02(h), (y) pursuant to Section 7.01(d)(iii) or (z) by Parent pursuant to Section 7.01(b)(i) in circumstances in which the Company would have been entitled to terminate this Agreement pursuant to Section 7.01(d)(i) due to a breach of covenants by Parent, Dell or Merger Sub or due to a breach of the representations and warranties contained in Section 3.02(g) or Section 3.02(h), then Parent or Dell shall pay to the Company a fee in the amount equal to Four Billion Dollars ($4,000,000,000) (the “Reverse Termination Fee”); provided, however, that if this Agreement is terminated by the Company pursuant to Section 7.01(d)(iii) and at such time (1) the Company has made available the Target Amount of Cash on Hand and has otherwise complied with its obligations under Section 5.15 and (2) the Financing Sources for the Debt Financing have confirmed that the Debt Financing will be funded in accordance with the terms thereof at the Closing (assuming the substantially concurrent funding of the Common Equity Financing, the Target Amount of Cash on Hand and the Parent Cash on Hand), and (3) Parent and Dell do not make available the Parent Cash on Hand for the purpose of financing the transactions contemplated by this Agreement, then Dell shall pay to the Company, in lieu of the Reverse Termination Fee (and without duplication), a fee in the amount equal to Six Billion Dollars ($6,000,000,000) (the “Alternative Reverse Termination Fee”). The Reverse Termination Fee or the Alternative Reverse Termination Fee, as applicable, shall be paid by Parent or Dell by wire transfer of same-day funds no later than the second Business Day following the date of such termination of this Agreement.

(f) Without limiting or otherwise affecting other remedies that may be available to Parent and Merger Sub, in the event of the termination of this Agreement by the Company or Parent pursuant to Section 7.01(b)(iii) or by Parent pursuant to Section 7.01(c)(i), then the Company shall pay to, or as directed by, Parent as promptly as possible (but in any event within two Business Days) following receipt of an invoice therefor all reasonable out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment banks, advisors and consultants to Parent, Merger Sub or their respective Affiliates, and all out-of-pocket fees and expenses of Financing Sources for which Parent, Merger Sub or their Affiliates may be responsible) incurred by Parent, Merger Sub or their respective Affiliates in connection with this Agreement and the transactions contemplated hereby, up to an aggregate maximum amount of Fifty Million Dollars ($50,000,000), by wire transfer of same day funds, which amount shall be credited against any Company Termination Fee that becomes subsequently payable to Parent.

(g) Notwithstanding anything to the contrary in this Agreement, if Parent and Merger Sub fail to effect the Closing when required by Section 1.02 for any or no reason or otherwise breach this Agreement (whether willfully, intentionally, unintentionally or otherwise) or fail to perform hereunder (whether willfully, intentionally, unintentionally or otherwise), then (i) (x) a decree or order of specific performance or an injunction or injunctions if and to the extent permitted by Section 8.09, (y) the termination of this Agreement pursuant to Section 7.01(b)(i), Section 7.01(d)(i) or Section 7.01(d)(iii) and receipt of payment of the Reverse Termination Fee or the Alternative Reverse Termination Fee (as applicable) pursuant to Section 7.03(e), if payable in accordance with the terms hereof and (z) the Company’s rights against Parent and Dell in respect of the Dell Obligations, shall be the sole and exclusive remedies (whether at law, in equity, in contract, in tort or otherwise) of the Company and its Affiliates against any of Parent, Merger Sub, Dell, the stockholders of Parent, the Financing Sources and any of their respective former, current or future direct or indirect equityholders, controlling persons, stockholders, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners, attorneys or other representatives, or any of their respective successors or assigns or any of the former, current or future direct or indirect equityholders, controlling persons, stockholders, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners, attorneys or other representatives or successors or assignees of any of the foregoing (each a “Specified Person” and together, the “Specified Persons”) for any breach, cost, expense, loss or damage suffered as a result thereof, and (ii) except with respect to Parent, Merger Sub and Dell as provided in the immediately foregoing clause (i), none of the Specified

Persons will have any liability or obligation to the Company or any of its Affiliates relating to or arising out of this Agreement, the Commitment Papers or in respect of any other document or theory of law or equity or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at law or equity, in contract, in tort or otherwise. Without limiting the right of Parent and Merger Sub (or following the Effective Time, the Surviving Corporation) under the Commitment Papers or the Company’s rights as a third party beneficiary of Parent’s rights under the Common Equity Purchase Agreements to cause Parent to obtain the proceeds of and consummate the Common Equity Financing if and to the extent permitted thereunder and by Section 8.09, the Company acknowledges and agrees that none of the Financing Sources shall have any liability or obligation to the Company or any of its Affiliates if they breach or fail to perform (whether willfully, intentionally, unintentionally or otherwise) any of their obligations under their respective Commitment Papers. Without limiting clause (ii) above or the Company’s rights set forth in the immediately preceding sentence, upon payment of the Reverse Termination Fee or the Alternative Reverse Termination Fee (as applicable) in accordance with the terms of this Agreement, none of the Specified Persons shall have any further liability to the Company or any of its Affiliates relating to or arising out of this Agreement, the Commitment Papers or in respect of any other document or theory of law or equity or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at law or equity, in contract, in tort or otherwise, and none of the Specified Persons shall have any further liability to the Company or any of its Affiliates relating to or arising out of this Agreement or the transactions contemplated hereby, in each case, other than liability of Dell in respect of the Dell Obligations. For the avoidance of doubt and notwithstanding anything in this Agreement to the contrary, neither Parent nor Merger Sub shall be deemed to be in breach of this Agreement or to have failed to perform any of its obligations under this Agreement, including for purposes of Section 7.01(b)(i), solely as a result of the inability (in and of itself) of Parent and Merger Sub to consummate the transactions contemplated by this Agreement on the date the Closing was required to have occurred pursuant to Section 1.02 due to the proceeds of the Debt Financing not being available in full pursuant to the terms thereof, if neither Parent nor Merger Sub has otherwise breached or failed to perform its representations, warranties, covenants or agreements contained in this Agreement; provided, that the foregoing shall not limit the Company’s rights to seek specific performance or injunctive relief to the extent otherwise permitted under Section 8.09.

(h) The Company and Parent acknowledge and agree that the agreements contained in this Section 7.03 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, neither the Company nor Parent would enter into this Agreement; accordingly if either the Company or Parent fails promptly to pay any amount due pursuant to this Section 7.03, and, in order to obtain such payment, the Company or Parent, as applicable, commences a suit that results in a judgment against the Company or Parent, as applicable, for the Company Termination Fee, Reverse Termination Fee or the Alternative Reverse Termination Fee, as applicable, or any portion thereof, the Company shall pay to Parent, or Dell shall pay to the Company, as applicable, its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount due pursuant to this Section 7.03 from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made. All payments under this Section 7.03 shall be made by wire transfer of immediately available funds to an account designated in writing by Parent or Company. The parties acknowledge and agree that in no event will the Company be required to pay the Company Termination Fee on more than one occasion and in no event will Dell be required to pay both the Reverse Termination Fee and the Alternative Reverse Termination Fee or to pay either such fee on more than one occasion.

Section 7.04 Amendment. This Agreement may be amended by the parties hereto at any time before or after receipt of the Company Shareholder Approval; provided, however, that after such approval has been obtained, there shall be made no amendment that by applicable Law requires further approval by the shareholders of the Company without such approval having been obtained. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. Notwithstanding anything to the contrary contained herein, Section 7.03(g), this Section 7.04, Section 8.06, Section 8.07, Section 8.09 and Section 8.10 may not be modified, waived or terminated in a manner adverse in any respect to the Financing Sources or their Specified Persons without the prior written consent of the relevant Financing Source.

Section 7.05 Extension; Waiver. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) to the extent permitted by applicable Law, waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (c) to the extent permitted by applicable Law, waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights nor shall any single or partial exercise by any party to this Agreement of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement.

Section 7.06 Procedure for Termination or Amendment. A party terminating this Agreement pursuant to Section 7.01 (other than pursuant to Section 7.01(a)) shall deliver a written notice to the other party setting forth the specific basis for such termination and the specific provision of Section 7.01 pursuant to which this Agreement is being terminated. A termination of this Agreement pursuant to Section 7.01 or an amendment or waiver of this Agreement pursuant to Section 7.04 or Section 7.05 shall, in order to be effective, require, in the case of Parent, the Company and Merger Sub, action by its Board of Directors or a duly authorized committee thereof.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.01 Nonsurvival; No Other Representations and Warranties; Due Investigation.

(a) None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except that this Section 8.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

(b) Except for the representations and warranties contained in Article III, neither the Company nor any of its Representatives makes or has made any other representation or warranty on behalf of the Company or otherwise in respect of the Company and its Subsidiaries, including as to the accuracy or completeness of any information (including any projections, estimates or other forward-looking information) provided (including set forth in any electronic data room or provided in any presentations, supplemental information or other due diligence materials) or otherwise made available by or on behalf of the Company. The Company expressly disclaims any and all other representations and warranties, whether express or implied.

(c) Except for the representations and warranties contained in Article IV, none of Parent, Dell or Merger Sub, nor any of their respective Representatives, makes or has made any other representation or warranty on behalf of Parent, Dell or Merger Sub or otherwise in respect of Parent and its Subsidiaries, including as to the accuracy or completeness of any information (including any projections, estimates or other forward-looking information) provided (including set forth in any electronic data room or provided in any presentations, supplemental information or other due diligence materials) or otherwise made available by or on behalf of Parent. Parent, Dell and Merger Sub expressly disclaim any and all other representations and warranties, whether express or implied.

(d) Each of Parent, Dell and Merger Sub has conducted its own independent review and analysis of the business, operations, technology, assets, liabilities, results of operations, financial condition and prospects of the Company. In entering into this Agreement, each of Parent, Dell and Merger Sub has relied solely upon its own investigation and analysis, and acknowledges and agrees that, other than with respect to the representations and warranties contained in Article III, the Company, its Subsidiaries and their respective Representatives shall not have any liability or responsibility whatsoever to Parent, Merger Sub or their respective Affiliates or any of their respective Representatives (including in Contract or tort, under federal or state securities laws or otherwise) based upon any information provided or made available, or statements made (or any omissions therefrom), to Parent, Merger Sub or their respective Affiliates or any of their respective Representatives.

Section 8.02 Notices. Except for notices that are specifically required by the terms of this Agreement to be delivered orally, all notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given personally, by telecopy (which is confirmed by non-automated response) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

if to Parent, Dell or Merger Sub, to:

Dell Inc.

One Dell Way, RR1-33

Round Rock, Texas 78682

Facsimile: (512) 283-9501

Attention: Richard Rothberg, General Counsel

with a copy (which shall not constitute actual or constructive notice) to:

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, California 94304

Fax: (650) 251-5002

Attention: Richard Capelouto; Atif I. Azher

and:

Simpson Thacher & Bartlett LLP

600 Travis Street

Suite 5400

Houston, Texas 77002

Fax: (713) 821-5602

Attention: Christopher R. May

if to the Company, to:

EMC Corporation

176 South Street

Hopkinton, Massachusetts 01748

Fax: (508) 497-6915

Attention: Office of the General Counsel

with a copy (which shall not constitute actual or constructive notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

500 Boylston Street

Boston, Massachusetts 02116

Fax: (617) 305-4815

Attention: Margaret A. Brown; Laura P. Knoll

Notices shall be deemed given upon receipt.

Section 8.03 Definitions. For purposes of this Agreement:

(a) An “Affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person. For the purposes of this definition, “control” means, as to any person, the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, by contract or otherwise. The term “controlled” shall have a correlative meaning.

(b) “Business Day” means any day that is not a Saturday, Sunday or other day on which banking institutions are required or authorized by law to be closed in New York, New York.

(c) “Commercial Paper Debt” means indebtedness of the Company in a principal amount not to exceed Two Billion Five Hundred Million Dollars ($2,500,000,000) in the aggregate at any time outstanding, evidenced by unsecured promissory notes with a maximum maturity of 30 days for any such notes issued and sold after the date hereof; provided, that, from and after the date of the Company’s receipt of a written notice from Parent stating that Parent reasonably and in good faith expects that the Effective Time will occur not later than 30 days after the date of such notice, the maximum maturity of any notes issued and sold after receipt of such notice shall be seven days and, in no event, shall any such notes mature on a date occurring after the Effective Time.

(d) “Company Personnel” means any current or former officer, employee, director or individual consultant of the Company or any of its Subsidiaries.

(e) “Company Stock Plans” means collectively, the EMC Corporation 1985 Stock Option Plan (as amended June 7, 2002), the 1992 EMC Corporation Stock Option Plan for Directors (as amended January 27, 2005), the EMC Corporation 1993 Stock Option Plan (as amended June 7, 2002), the EMC Corporation 2001 Stock Option Plan (as amended April 29, 2010), the EMC Corporation Amended and Restated 2003 Stock Plan (as amended and restated as of April 30, 2015), the Avamar Technologies, Inc. 2000 Equity Incentive Plan (as amended and restated as of February 20, 2002, and further amended as of April 1, 2003, July 21, 2004, May 6, 2005 and February 9, 2006), the Aveksa, Inc. 2005 Equity Incentive Plan, the BusinessEdge Solutions, Inc. Amended and Restated 1999 Stock Incentive Plan, the Fundamental Software, Inc. 2000 Stock Option / Stock Issuance Plan, the Data Domain, Inc. 2002 Stock Plan, the Data Domain, Inc. 2007 Equity Incentive Plan, the DSSD, Inc. 2013 Equity Incentive Plan (as amended), the FastScale Technology, Inc. 2006 Stock Incentive Plan, the Greenplum, Inc. 2006 Stock Plan (as amended November 26, 2007), the Iomega Corporation 1997 Stock Incentive Plan, the Iomega Corporation 2007 Stock Incentive Plan, the Isilon Systems, Inc. 2006 Equity Incentive Plan (as amended and restated April 12, 2010), the Kashya Israel Ltd. 2003 Stock Plan, the Kazeon Systems, Inc. 2003 Stock Plan (as amended September 20, 2006, December 13, 2006 and November 14, 2007), the Likewise Software, Inc. 2004 Stock Plan (as amended April 15, 2010), the Maginatics, Inc. 2010 Stock Incentive Plan, the NetWitness Acquisition Corp. 2006 Equity Incentive Plan, the nLayers Ltd. 2003 Share Option Plan, the nLayers Ltd. US Appendix to the 2003 Share Option Plan, the Pi Corporation 2006 Stock Plan, the PassMark Security, Inc. 2004 Stock Plan, the ScaleIO, Inc. 2011 Stock Incentive Plan, the Silver Tail Systems, Inc. 2008 Stock Plan, the Spanning Cloud Apps, Inc. Amended and Restated 2011 Stock Plan, the Tablus, Inc. 2006 Stock Plan, the TwinStrata, Inc. 2008 Stock Option and Purchase Plan, the Virtustream Group Holdings, Inc. 2009 Equity Incentive Plan (as amended December 15, 2009, January 15, 2010, December 14, 2011, March 14, 2012 and April 21, 2014), the SysDm, Inc. 2003 Stock Option/Stock Issuance Plan, the Amended and Restated Stock Option Plan for Xtreme Labs Inc., the XtremIO Ltd. Amended and Restated 2010 US Share Option Plan and the XtremIO Ltd. 2010 Israeli Share Option Plan.

(f) “Credit Facilities” means the credit facilities contemplated by the Debt Commitment Letter.

(g) “Dell Obligations” means (i) all costs and expenses of the Company and interest on the Reverse Termination Fee or the Alternative Reverse Termination Fee (as applicable) payable by Dell pursuant to Section 7.03(e) in connection with the Company’s collection of the Reverse Termination Fee or the Alternative Reverse Termination Fee (as applicable), (ii) all reimbursement and indemnification obligations of Dell pursuant to Section 5.13(g) in connection with the Company’s cooperation with the Financing, (iii) all reimbursement obligations of Dell pursuant to Section 5.16 in connection with the Company’s cooperation with proposed divestitures, and (iv) all liabilities and obligations of Parent under the Confidentiality Agreement, including those arising pursuant to Section 5.02(b).

(h) “Existing Transfer Restrictions” means Transfer Restrictions on the VMware Common Stock owned by the Company or its Affiliates (i) on account of the fact that the Company or its Affiliates, as the case may be, is an “affiliate” of VMware within the meaning of Rule 144 under the Securities Act (“Rule 144”); (ii) on account of the fact that the shares of VMware Common Stock are “restricted securities” within the meaning of Rule 144, with a holding period for purposes of Rule 144(d) that began no later than October 12, 2014, and (iii) as set forth in the VMware Certificate.

(i) “Filed Contracts” means each Contract filed by the Company with the SEC, furnished by the Company to the SEC, or incorporated by reference, (i) as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K in the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2014 or in any Quarterly Report on Form 10-Q filed subsequent thereto through the date hereof or (b) as a “material definitive agreement” filed pursuant to, Item 1.01 of Form 8-K of the SEC under the Exchange Act in any Current Report on Form 8-K filed from and after January 1, 2015 and prior to the date hereof.

(j) “Financing Sources” means the entities that have committed to provide the Financing or other financings in connection with the transactions contemplated hereby, including the parties to the Commitment Papers and any joinder agreements or definitive agreements relating thereto.

(k) “Hazardous Materials” means (i) petroleum, petroleum products and byproducts, asbestos and asbestos-containing materials, urea formaldehyde foam insulation, electronic, medical or infectious wastes, polychlorinated biphenyls, radon gas, radioactive substances, chlorofluorocarbons and all other ozone-depleting substances, and (ii) any substance or waste defined or regulated under or pursuant to any Environmental Law as hazardous, toxic, a pollutant, a contaminant, or any term of similar meaning.

(l) “Intellectual Property” shall mean all intellectual property rights worldwide, including without limitation patents, inventions, technology, discoveries, processes, formulae and know-how, copyrights and copyrightable works (including Software, databases, applications, source and object code, systems, networks, website content, documentation and related items), trademarks, service marks, trade names, logos, domain names, corporate names, social media identifiers, trade dress and other source indicators, and the goodwill of the business appurtenant thereto, trade secrets, data and other confidential or proprietary information, and in the case of each of the foregoing, any continuations, divisionals, continuations-in-part, provisionals, renewals, reissues, reexaminations, substitutions, extensions, registrations and applications.

(m) “Key Personnel” means any director, officer or other employee of the Company or any Subsidiary of the Company (other than VMware or its Subsidiaries or Pivotal and its Subsidiaries) with the title of Senior Vice President or higher.

(n) “Knowledge” means, with respect to any matter in question, (i) in the case of the Company, the actual knowledge of the individuals identified on Section 8.03(n) of the Company Disclosure Letter and (ii) in the case of Parent, the actual knowledge of the individuals identified on Section 8.03(n) of the Parent Disclosure Letter.

(o) “Margin Loan Financing” means the financing contemplated by Exhibit E to the Debt Commitment Letter.

(p) “Marketing Period” means the first period of twenty (20) consecutive Business Days commencing after the date hereof and throughout and at the end of which (a) Parent shall have received the Required Information from the Company and (b)(i) the conditions set forth in Section 6.01 and Section 6.02 are satisfied

(other than those conditions in Section 6.02 that by their nature are to be satisfied at Closing, but subject to those conditions being capable of being satisfied at such time); provided, that if on the date that is thirty (30) Business Days prior to the Outside Date, all of such conditions are satisfied except for Section 6.01(b) or Section 6.01(c) solely in respect of the Applicable Jurisdictions set forth on Section 8.03(p) of the Company Disclosure Letter (the “Excluded Conditions”) and no Excluded Condition is incapable of being satisfied on or prior to the Outside Date, the satisfaction of the Excluded Conditions shall not be required in order to commence or continue the Marketing Period as long as all other prerequisites to commencing and continuing the Marketing Period have been satisfied (it being understood that such Marketing Period shall be deemed to have commenced no earlier than such date that is thirty (30) Business Days prior to the Outside Date), and (ii) nothing has occurred and no condition exists that entitles Parent to terminate this Agreement pursuant to Section 7.01(c)(i); provided, that the Marketing Period shall end on any earlier date that is the date on which the proceeds of the Debt Financing are obtained in full; provided further that (x) such twenty (20) consecutive Business Day period shall only occur within any of the following time periods: (i) beginning on January 4, 2016 and ending on (and including) February 8, 2016, (ii) beginning on March 24, 2016 and ending on (and including) May 9, 2016, (iii) beginning on May 10, 2016 and ending on (and including) June 11, 2016, (iv) beginning June 3, 2016 and ending on (and including) August 8, 2016, (v) beginning on August 9, 2016 and ending on (and including) September 10, 2016, (vi) beginning on September 12, 2016 and ending on (and including) November 8, 2016, and (vii) beginning on November 9, 2016 and ending on (and including) December 10, 2016, (y) the Marketing Period shall either end on or prior to August 19, 2016 or, if the Marketing Period has not ended on or prior to August 19, 2016, then the Marketing Period shall commence no earlier than September 6, 2016, and (z) the Marketing Period shall not be deemed to have commenced if (A) after the date of this Agreement and prior to the completion of the Marketing Period, (I) PricewaterhouseCoopers LLP shall have withdrawn its audit opinion with respect to any of the financial statements contained in any documents filed or furnished by the Company or VMware with the SEC, in which case the Marketing Period shall not be deemed to commence unless and until a new unqualified audit opinion is issued with respect to such financial statements by PricewaterhouseCoopers LLP or another independent accounting firm reasonably acceptable to Parent, (II) the financial statements included in the Required Information that is available to Parent on the first day of any such twenty (20) consecutive Business Day period are not, during each day of such period, the most recent consolidated financial statements of the Company on which the Company’s independent accountants have performed and completed an audit or review as described in AU Section 722, Interim Financial Information, then the Marketing Period shall not be deemed to commence until the receipt by Parent of such most recent consolidated financial statements, (III) the Required Information, when taken as a whole along with any documents filed or furnished by the Company with the SEC, contain any untrue statement of material fact or omit to state any material fact necessary in order to make the statements contained therein not misleading, in which case the Marketing Period shall not be deemed to commence unless and until such Required Information and documents filed or furnished by the Company with the SEC have been updated so that there is no longer any such untrue statement or omission, or (IV) the Company or any of its Subsidiaries shall have announced any intention to restate any historical financial statements of the Company or any of its Subsidiaries or other financial information included in the Required Information or that any such restatement is under consideration or may be a possibility, in which case the Marketing Period shall not be deemed to commence unless and until such restatement has been completed and the applicable Required Information has been amended or the Company has announced that it has concluded no such restatement shall be required, or (B) the Company or any of its Subsidiaries shall have been delinquent in filing or furnishing any document required to be filed or furnished with the SEC, in which case, the Marketing Period shall not be deemed to have commenced unless and until, at the earliest, all such delinquencies have been cured. If the Company shall in good faith reasonably believe that (1) clause (b) to this definition has been satisfied and (2) it has delivered the Required Information that satisfies the requirements of clause (z) of the proviso to this definition, it may give to Parent a written notice to that effect, in which case the Company shall be deemed to have complied with clauses (1) and (2) sufficient to commence the Marketing Period, unless Parent in good faith reasonably believes the Company has not so complied, and within eight (8) Business Days after the giving of such notice by the Company, gives a written notice to the Company to that effect (stating with specificity which elements of clauses (1) and (2) have not been complied with, including whether Required Information has not been delivered by the Company or does not satisfy the requirements of clause (z) of the proviso to this definition).

(q) “Material Adverse Effect” means any event, development, circumstance, change, effect or occurrence that, individually or in the aggregate with all other events, developments, circumstances, changes, effects or occurrences, has a material adverse effect on or with respect to the business, assets, liabilities, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole; provided, however, that no events, developments, circumstances, changes, effects or occurrences to the extent arising out of or resulting from any of the following shall be deemed, either alone or in combination, to constitute or contribute to a Material Adverse Effect: (i) changes or conditions generally affecting the industries in which the Company and its Subsidiaries operate, (ii) general changes or developments in the economy or the financial, debt, capital, credit or securities markets in the United States or elsewhere in the world, including as a result of changes in geopolitical conditions, (iii) the negotiation, execution, delivery or performance of this Agreement (other than with respect to the Company’s obligations under the first sentence of Section 4.01(a)), the identity of Parent, or the public announcement, pendency or consummation of this Agreement or the Merger or the other transactions contemplated hereby (including the effect thereof on relationships, contractual or otherwise, of the Company or any of its Subsidiaries with employees, customers, suppliers, partners or Governmental Entities), and including any Transaction Litigation or any demand, action, claim or proceeding for appraisal or the fair value of any shares of Company Common Stock pursuant to the MBCA in connection herewith, (iv) changes in any applicable Laws or regulations or applicable accounting regulations or principles or interpretation thereof, in each case, unrelated to the transactions contemplated hereby, (v) any hurricane, tornado, earthquake, flood, tsunami or other natural disaster or outbreak or escalation of hostilities or war (whether or not declared), military actions or any act of sabotage or terrorism, or any change in general national or international political or social conditions, (vi) any change in the price or trading volume of the Company Common Stock or the VMware Common Stock or the credit rating of the Company or VMware, in and of itself, (vii) any failure by the Company or VMware to meet any published analyst estimates or expectations of the Company’s or VMware’s revenue, earnings or other financial performance or results of operations for any period, or any failure by the Company or VMware to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself or (viii) compliance with the terms of, or the taking of any action expressly required by, this Agreement (other than with respect to the Company’s obligations under the first sentence Section 4.01(a)); except (A) in the cases of clause (i), (ii), (iv) or (v), to the extent that the Company and its Subsidiaries, taken as a whole, are disproportionately affected thereby as compared with other participants in the industries in which the Company and its Subsidiaries operate and (B) that clause (vi) or (vii) shall not prevent or otherwise affect a determination that any events, developments, circumstances, changes, effects or occurrences (unless otherwise excepted under clauses (i)-(v) or (viii) hereof) underlying such changes or failures constitute or contribute to a Material Adverse Effect; provided, further, that the exceptions in clause (iii) above shall not apply with respect to references to Material Adverse Effect in those portions of the representations and warranties contained in Section 3.01(e) (to the extent related to such portions of such representation) the purposes of which are to address the consequences resulting from the execution, delivery and performance of this Agreement by the Company or the consummation of the Merger and the other transactions contemplated by this Agreement.

(r) “Parent Material Adverse Effect” means any event, development, circumstance, change, effect or occurrence that, individually or in the aggregate with all other events, developments, circumstances, changes, effects or occurrences, has a material adverse effect on or with respect to the business, assets, liabilities, results of operations or financial condition of Parent and its Subsidiaries, taken as a whole; provided, however, that no events, developments, circumstances, changes, effects or occurrences to the extent arising out of or resulting from any of the following shall be deemed, either alone or in combination, to constitute or contribute to a Parent Material Adverse Effect: (i) changes or conditions generally affecting the industries in which Parent and its Subsidiaries operate, (ii) general changes or developments in the economy or the financial, debt, capital, credit or securities markets in the United States or elsewhere in the world, including as a result of changes in geopolitical conditions, (iii) the negotiation, execution, delivery or performance of this Agreement, the identity of the Company or VMware, or the public announcement, pendency or consummation of this Agreement or the Merger or the other transactions contemplated hereby (including the effect thereof on relationships, contractual or otherwise, of Parent or any of its Subsidiaries with employees, customers, suppliers, partners or Governmental

Entities), and including any Transaction Litigation to the extent Parent or its Subsidiaries is a defendant thereto, (iv) changes in any applicable Laws or regulations or applicable accounting regulations or principles or interpretation thereof, in each case, unrelated to the transactions contemplated hereby, (v) any hurricane, tornado, earthquake, flood, tsunami or other natural disaster or outbreak or escalation of hostilities or war (whether or not declared), military actions or any act of sabotage or terrorism, or any change in general national or international political or social conditions, (vi) any failure by Parent to meet any published analyst estimates or expectations of Parent’s revenue, earnings or other financial performance or results of operations for any period, or any failure by Parent to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself or (vii) compliance with the terms of, or the taking of any action expressly required by, this Agreement; except (A) in the cases of clause (i), (ii), (iv) or (v), to the extent that Parent and its Subsidiaries, taken as a whole, are disproportionately affected thereby as compared with other participants in the industries in which Parent and its Subsidiaries operate and (B) that clause (vi) shall not prevent or otherwise affect a determination that any events, developments, circumstances, changes, effects or occurrences (unless otherwise excepted under clauses (i)-(v) or (vii) hereof) underlying such changes or failures constitute or contribute to a Parent Material Adverse Effect.

(s) “Permitted Liens” means any (i) Liens for current Taxes not yet due and payable or for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves, in accordance with GAAP, have been established, (ii) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar liens arising in the ordinary course of business not yet due and delinquent, the amount or validity of which are being contested in good faith by appropriate proceedings and for which adequate reserves, in accordance with GAAP, have been established, (iii) zoning, entitlements, building codes or other land use or environmental regulations, ordinances or legal requirements imposed by any Governmental Entity which, in each case, would not materially interfere with the present use of the properties or assets of the business of the Company and its Subsidiaries, taken as a whole, (iv) Liens, encroachments, covenants, restrictions, or state of facts which an accurate survey or inspection of the real property owned or leased by the Company or its Subsidiaries would disclose and other title imperfections, which, in each case, would not materially interfere with the present use of the properties or assets of the business of the Company and its Subsidiaries, taken as a whole, (v) with respect to securities, restrictions on transfer imposed by applicable securities Laws, and (vi) nonexclusive licenses or other nonexclusive grants of Intellectual Property.

(t) “person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity or a Governmental Entity.

(u) “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in SOX.

(v) “Representatives” means, with respect to any person, such person’s directors, officers, employees, agents and representatives, including any investment banker, financial advisor, attorney, accountant or other advisor, agent, representative or controlled Affiliate.

(w) “Revolving Credit Facility” means the revolving credit facility pursuant to the Credit Agreement, dated as of February 27, 2015, by and among the Company, the lenders party thereto and Citibank, N.A. as administrative agent.

(x) “Software” means any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (ii) data, databases and compilations, whether machine readable or otherwise, (iii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons and (iv) all documentation, including user manuals and training documentation, related to any of the foregoing.

(y) A “Subsidiary” of any person means another person, an amount of the voting securities, other voting rights or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first person.

(z) “Transfer Restrictions” means, with respect to any shares of VMware Common Stock, any condition to or restriction on the ability of the owner or any pledgee thereof to pledge, sell, assign or otherwise transfer such shares or enforce the provisions thereof or of any document related thereto, including, without limitation, (i) any requirement that any sale, assignment or other transfer or enforcement for such shares of VMware Common Stock be consented to or approved by any person including the issuer thereof or any other obligor thereon, (ii) any limitation on the type or status, financial or otherwise, of any purchaser, pledgee, assignee or transferee of such shares and (iii) any registration or qualification requirement or prospectus delivery requirement for such shares pursuant to any federal securities law (including, without limitation, any such requirement arising under Section 5 of the Securities Act as a result of such shares being a “restricted security” or the Company being an “affiliate” of VMware, as such terms are defined in Rule 144).

(aa) “VMware Intercompany Agreements” means the (i) Master Transaction Agreement, dated as of August 13, 2007, (ii) Administrative Services Agreement, dated as of August 13, 2007, (iii) Employee Benefits Agreement, dated as of August 13, 2007, (iv) Insurance Matters Agreement, dated as of August 13, 2007, (v) Intellectual Property Agreement, dated as of August 13, 2007, (vi) Amended and Restated Real Estate License Agreement, dated as of September 21, 2015, (vii) Purchase and Sale Agreement, dated as of August 1, 2007 and (viii) Tax Sharing Agreement, dated as of August 13, 2007, in each case, between the Company and VMware.

Section 8.04 Interpretation. When a reference is made in this Agreement to an Article, a Section, an Exhibit or a Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein”, “hereto” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to “this Agreement” shall include all Exhibits, the Company Disclosure Letter and the Parent Disclosure Letter. The word “will” shall be construed to have the same meaning and effect as the word “shall”. The word “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. All Exhibits and Schedules annexed hereto or referred to herein, and the Company Disclosure Letter and the Parent Disclosure Letter, are hereby incorporated in and made a part of this Agreement as if set forth in full herein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any Contract, instrument or Law defined or referred to herein means such Contract, instrument or Law as from time to time amended, modified or supplemented, including (in the case of Contracts or instruments) by waiver or consent and (in the case of Laws) by succession of comparable successor Laws and references to all attachments thereto and instruments incorporated therein; provided, that for purposes of any representation or warranty contained in this Agreement that is made as of a specific date or dates, references to any Contract, instrument or Law shall be deemed to refer to such Contract, instrument or Law, in each case, as of such date. The words “made available to Parent” or words of similar import refer to documents (x) posted to an electronic data room accessible by Parent, Merger Sub or any of their respective Representatives prior to the date of this Agreement, (y) delivered in person or electronically to Parent, Merger Sub or any of their respective Representatives prior to the date of this Agreement or (z) filed or furnished with the SEC by the Company or VMware to the extent publicly available, including all reports, schedules, forms, statements and other documents and any exhibits and other information incorporated therein at least one (1) Business Day prior to the date of this

Agreement. The inclusion of any item in the Company Disclosure Letter or Parent Disclosure Letter shall not be deemed to be an admission or evidence of materiality of such item, nor shall it establish any standard of materiality for any purpose whatsoever. No disclosure in the Company Disclosure Letter relating to any possible breach or violation of any contract or Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred. The specification of any dollar amount in any representation or warranty contained in ARTICLE III is not intended to imply that such amount, or higher or lower amounts, are or are not material for purposes of this Agreement, and no party shall use the fact of the setting forth of any such amount in any dispute or controversy between or among the parties as to whether any obligation, item or matter not described herein or included in the Company Disclosure Letter or the Parent Disclosure Letter is or is not material for purposes of this Agreement. References to a person are also to its successors and permitted assigns. This Agreement is the product of negotiation by the parties having the assistance of counsel and other advisors. It is the intention of the parties that this Agreement not be construed more strictly with regard to one party than with regard to the others.

Section 8.05 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties (including by facsimile or other electronic image scan transmission).

Section 8.06 Entire Agreement; Third-Party Beneficiaries. This Agreement (including the Exhibits and Schedules and the Company Disclosure Letter and the Parent Disclosure Letter), the Confidentiality Agreement and any agreements entered into contemporaneously herewith constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and thereof. Except for (a) Section 7.03(g), Section 7.04, this sentence of this Section 8.06, Section 8.09(d) and Section 8.10 (in each case, solely to the extent relating to the Financing Sources), which shall be for the benefit of the Financing Sources and their Specified Persons, (b) Section 7.03(g) which shall be for the benefit of the Specified Persons and (c) Section 5.06, which shall be for the benefit of any indemnitee referred to in Section 5.06, this Agreement (including the Exhibits and Schedules and the Company Disclosure Letter and the Parent Disclosure Letter), the Confidentiality Agreement and any agreements entered into contemporaneously herewith are not intended to and shall not confer upon any person other than the parties hereto any rights or remedies hereunder.

Section 8.07 Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby (whether in law, contract, tort, equity or otherwise) shall be governed by, and construed in accordance with, the laws of the Commonwealth of Massachusetts, without giving effect to principles of conflicts of laws that would require the application of the laws of any other jurisdiction.

Section 8.08 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties, and any assignment without such consent shall be null and void; provided, however, that without the consent of the other parties, the rights, interests and obligations of Merger Sub hereunder may be assigned to another wholly-owned Subsidiary of Parent if such other wholly-owned Subsidiary of Parent provides in writing that the representation in the first sentence of Section 3.02(k) is true with respect to such Subsidiary as of the date of such assignment, in which event all references herein to Merger Sub shall be deemed references to such other Subsidiary, except that all representations and warranties made herein with respect to Merger Sub as of the date hereof shall be deemed representations and warranties made with respect to such other Subsidiary as of the date of such designation. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective permitted successors and permitted assigns.

Section 8.09 Specific Enforcement; Consent to Jurisdiction.

(a) Subject to Section 8.09(b), the parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached or threatened to be breached. It is accordingly agreed that, subject to Section 8.09(b), the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement without proof of actual damages or otherwise (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy) and agrees not to assert and hereby waives any defense to the effect that a remedy of injunctive relief or specific performance is unenforceable, invalid or contrary to Law or that a remedy of monetary damages would provide an adequate remedy, this being in addition to any other remedy to which they are entitled at law or in equity, which other remedies are subject to Section 7.03(g). The parties expressly acknowledge and agree that the Company’s entitlement to specific performance under this Section 8.09(a) in respect of Parent’s obligations to have and maintain the Parent Cash on Hand as required by Section 5.13(j) shall not be subject to the conditions set forth in Section 8.09(b).

(b) Notwithstanding anything herein to the contrary, the Company shall be entitled to specific performance and any other injunctive relief in order to cause Parent to cause the full funding of the Common Equity Financing under the Common Equity Purchase Agreements and to cause Parent and Merger Sub to consummate the Merger and the transactions contemplated by this Agreement to occur at the Closing, if and only if:

(i) all of the conditions to Closing set forth in Section 6.01 and Section 6.02 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at Closing, but subject to those conditions being capable of being satisfied at such time if specific performance was granted pursuant to this Section 8.09(b)) at the time when the Closing would have been required to occur pursuant to Section 1.02;

(ii) Parent and Merger Sub have failed to complete the Closing following the date the Closing is required to occur pursuant to Section 1.02;

(iii) the Debt Financing has been funded or the Financing Sources for the Debt Financing have confirmed that the Debt Financing will be funded in accordance with the terms thereof at the Closing; and

(iv) the Company has irrevocably confirmed to Parent in writing that it is ready, willing and able for the Closing to occur if specific performance is granted and that if the Debt Financing is funded, then the Closing will occur (provided that such irrevocable notice may remain subject to the continued satisfaction as of the Closing of the conditions set forth in Section 6.01(b), Section 6.03(a) (solely as such condition relates to the representations set forth in Section 3.02(h), Section 6.01(d) and Section 6.03(d)) and Section 6.03(b) (solely as such condition relates to the obligations under Section 5.19).

For the avoidance of doubt, it is understood and agreed that (A) in no event shall the Company be entitled to the remedies set forth in this Section 8.09(b) if the conditions set forth under clauses (i) through (iv) above are not satisfied and (B) the election of the Company to pursue a grant of specific performance and any other injunctive relief to the extent permitted by this Section 8.09(b) with respect to the matters set forth in this Section 8.09(b) shall not restrict, impair or otherwise limit the Company from seeking to terminate this Agreement and collect payment of the Reverse Termination Fee or the Alternative Reverse Termination Fee (as applicable) pursuant to Section 7.03(e); provided, however, that under no circumstances shall the Company be permitted or entitled to receive both (A) a grant of specific performance to require Parent and Merger Sub to consummate the Closing and (B) payment of the Reverse Termination Fee or the Alternative Reverse Termination Fee (as applicable).

(c) Each of the parties hereto irrevocably agrees that any legal action or proceeding brought by any party to this Agreement with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by another party hereto or its successors or assigns, shall be brought and determined exclusively in the Business Litigation Session of the Superior Court of the Commonwealth of Massachusetts for Suffolk County, Massachusetts (or if such court does not have jurisdiction, any state court located within the Commonwealth of Massachusetts, or if those courts do not have jurisdiction, then any federal court of the United States located within the Commonwealth of Massachusetts). Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any action or proceeding brought by any party to this Agreement with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 8.09(c), (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) waives, to the fullest extent permitted by the applicable Law, any claim that (A) such suit, action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the parties hereto agrees that service of process upon such party in any such action or proceeding shall be effective if such process is given as a notice in accordance with Section 8.02.

(d) Notwithstanding the foregoing and without limiting Section 8.09(c), each of the parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources for the Debt Financing or their Specified Persons in any way relating to this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby, including any dispute arising out of or relating in any way to the Debt Commitment Letter or any other letter or agreement related to the Debt Financing or the performance thereof, in any forum other than any state or federal court sitting in the Borough of Manhattan in the City of New York. Notwithstanding the foregoing, claims and actions that may be based upon, arise out of, or relate to, the Debt Financing or involve the Financing Sources for the Debt Financing or their Specified Persons (whether in law, contract, tort, equity or otherwise) shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of New York; provided that, notwithstanding the foregoing, it is understood and agreed that (i) the interpretation of the definition of “Material Adverse Effect” (and whether or not a Material Adverse Effect has occurred), (ii) the determination of the accuracy of any Specified Acquisition Agreement Representation (as defined in the Debt Commitment Letter) and whether as a result of any inaccuracy thereof Parent or Merger Sub have the right (taking into account any applicable cure provisions) to terminate its obligations under this Agreement or decline to consummate the Merger and (iii) the determination of whether the Merger has been consummated in accordance with the terms of this Agreement, in each case shall be governed by, and construed in accordance with, the laws of the Commonwealth of Massachusetts, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

Section 8.10 WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING THE DEBT FINANCING). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO

ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 8.10.

Section 8.11 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the sole extent of such invalidity or unenforceability without rendering invalid or unenforceable the remainder of such term or provision or the remaining terms and provisions of this Agreement in any jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable; provided, that the parties intend that the remedies and limitations thereon (including the limitations on liability contained in Section 7.02 and provisions that, subject to the terms and limitations set forth in Section 8.09(b), payment of the Reverse Termination Fee or the Alternative Reverse Termination Fee (as applicable) be the exclusive remedy for the recipient thereof and the limitation on liabilities of the Specified Persons) contained in Article VII and Section 8.09 to be construed as an integral provision of this Agreement and that such remedies and limitations shall not be severable in any manner that increases a party’s liability or obligations hereunder or under the Financing.

[signature page follows]

IN WITNESS WHEREOF, Parent, Dell, Merger Sub and the Company have caused this Agreement to be signed by their respective officers hereunto duly authorized, all as of the date first written above.

DENALI HOLDING INC.

By:	/s/ Thomas W. Sweet
	Name: Title:	Thomas W. Sweet Senior Vice President and Chief Financial Officer

DELL INC.

By:	/s/ Thomas W. Sweet
	Name: Title:	Thomas W. Sweet Senior Vice President and Chief Financial Officer

UNIVERSAL ACQUISITION CO.

By:	/s/ Thomas W. Sweet
	Name: Title:	Thomas W. Sweet Senior Vice President and Chief Financial Officer

EMC CORPORATION

By:	/s/ Paul T. Dacier
	Name: Title:	Paul T. Dacier Executive Vice President and General Counsel

[Signature Page to Agreement and Plan of Merger]